Filed Pursuant to Rule 424(b)(3)
Registration No. 333-201925

PROSPECTUS

BIOSCRIP, INC.

OFFER TO EXCHANGE

$200.0 million aggregate principal amount of 8.875% Senior Notes due 2021 and related guarantees for all outstanding 8.875% Senior Notes due 2021 issued on February 11, 2014

The exchange offer expires at 5:00 p.m., New York City time, on June 9, 2015, unless extended. BioScrip, Inc. (the “Company”) will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer. You may withdraw tenders of old notes at any time before the exchange offer expires.

Terms of the Exchange Offer

•	We are offering to exchange $200.0 million aggregate principal amount of 8.875% Senior Notes due 2021 (the issuance of which has been registered), which we refer to as the new notes, for all of our outstanding 8.875% Senior Notes due 2021 that were issued on February 11, 2014 in an unregistered issuance, which we refer to as the old notes. The old notes were issued under an indenture dated as of February 11, 2014.
•	It will expire at 5:00 p.m., New York City time, on June 9, 2015, unless we extend it.
•	If all the conditions to this exchange offer are satisfied, we will exchange all of our old notes that are validly tendered and not withdrawn for the new notes.
•	You may withdraw your tender of old notes at any time before the expiration of this exchange offer.
•	We will not receive any proceeds from the exchange offer.
•	We believe that the exchange of old notes will not be a taxable event for U.S. Federal income tax purposes, but you should see “Certain Material U.S. Federal Income Tax Considerations” on page 99 for more information.
•	The new notes that we will issue you in exchange for your old notes will be substantially identical to your old notes except that, unlike your old notes, the new notes will have no transfer restrictions or registration rights.
•	Broker-dealers who receive new notes pursuant to the exchange offer must acknowledge that they will deliver a prospectus in connection with any resale of such new notes.
•	Broker-dealers who acquired the old notes as a result of market-making or other trading activities may use this prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new notes.

The notes will be fully and unconditionally guaranteed (the “Note Guarantees”) on a senior basis by each of our existing and future wholly-owned domestic subsidiaries that guarantees the Senior Credit Facilities (as defined herein) (the “Guarantors”). The new notes and the Note Guarantees will rank equally to all of our and the Guarantors’ other unsecured and unsubordinated indebtedness, but will effectively be junior to all of our and the Guarantors’ secured indebtedness, to the extent of the collateral securing such indebtedness. The new notes will rank effectively junior to all liabilities of our future subsidiaries that do not guarantee the new notes.

See “Risk Factors” beginning on page 13 for a discussion of risks that should be considered by holders prior to tendering their old notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 7, 2015.

This prospectus incorporates important business and financial information that is not included in or delivered with this document. This information is available without charge upon written or oral request. To obtain timely delivery, note holders must request the information no later than five business days before the expiration date. The expiration date is June 9, 2015. See “Incorporation of Documents by Reference.” Materials can be requested by contacting the Company at:

BioScrip, Inc.
Attention: Corporate Secretary
100 Clearbrook Road
Elmsford, New York 10523
(914) 460-1600

You should rely only on the information contained in this document and any supplement, including the periodic reports and other information we file with the Securities and Exchange Commission or to which we have referred you. See “Where You Can Find Additional Information.” The Company has not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

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The distribution of this prospectus and the offer or sale of the new notes may be restricted by law in certain jurisdictions. Persons who possess this prospectus must inform themselves about, and observe, any such restrictions. See “Plan of Distribution.” None of the Company or any of its representatives is making any representation to any offeree or purchaser under applicable legal investment or similar laws or regulations. Each prospective investor must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and none of the Company or any of its representatives shall have any responsibility therefor.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities to any person in any jurisdiction where it is unlawful to make such an offer or solicitation.

MARKET AND INDUSTRY DATA

Throughout this offering memorandum we rely on and refer to information and statistics regarding the healthcare industry. We obtained this information and these statistics from various third-party sources, discussions with our customers and our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

FORWARD-LOOKING STATEMENTS

Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “target,” “estimate,” “project,” “intend” and similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement our strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding our services, the expansion of our services, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

•	our expectations regarding financial condition or results of operations in future periods;
•	our future sources of, and needs for, liquidity and capital resources;
•	our ability to comply with financial covenants in our Senior Credit Facilities (as defined under “Description of Other Indebtedness”);
•	the level of our indebtedness may limit our ability to execute our business strategy and increase the risk of default under our debt obligations;
•	unfavorable general economic and market conditions;
•	reductions in federal, state and commercial payor reimbursement;
•	the ability of our pharmacies to comply with the conditions of participation in the Medicare program or Medicare supplier standards;
•	delays or suspensions of federal and state payments for services provided;
•	changes in industry pricing benchmarks, particularly “average wholesale price,” could adversely impact prices we get reimbursed by our customers, including state Medicaid programs, and the associated margins;
•	increased competition from our competitors, including competitors with greater resources, which could have the effect of reducing prices and margins and decreasing our ability to grow by acquisition at feasible prices;
•	the sources and amounts of our patient revenue, including the mix of patients and the rates of reimbursement among payors;
•	pharmacy benefit management client demands for enhanced service levels;

•	efforts to reduce healthcare costs;
•	increases or other changes in our acquisition cost for our products;
•	unforeseen contract terminations;
•	declines and other changes in revenue due to the expiration of short-term contracts;
•	difficulties with the implementation of our growth strategy and integrating businesses we have acquired or will acquire;
•	the ability to hire and retain key employees;
•	difficulties in the implementation and ongoing evolution of our operating systems;
•	the outcome of lawsuits and governmental investigations;
•	the impact of any new requirements on compounding pharmacies;
•	risks associated with increased government regulation related to the health care and insurance industries in general, and more specifically, home infusion, pharmacy, home health and specialty pharmaceutical distribution organizations;
•	network lock-outs and decisions to in-source by health insurers or health systems;
•	existence of complex laws and regulations relating to our business; and
•	other factors discussed from time to time in our filings with the U.S. Securities and Exchange Commission (the “SEC”), including factors discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014, as amended, filed with the SEC on March 2, 2015.

Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we are under no obligation to publicly update or revise any forward-looking statements, whether as a result of any new information, future events or otherwise. You should not place undue reliance on our forward-looking statements. Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results or performance.

SUMMARY

The information below is a summary of the more detailed information included elsewhere or incorporated by reference in this prospectus. You should read carefully the following summary together with the more detailed information contained in this prospectus and the information incorporated by reference into this prospectus, including the “Risk Factors” section beginning on page 13 of this prospectus and the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2014, as amended, filed with the SEC on March 2, 2015, and in the other reports that we file with the SEC. This summary is not complete and does not contain all of the information you should consider when deciding whether to exchange old notes for new notes.

Unless otherwise indicated, the terms “BioScrip,” “the Company,” “our company,” “us,” “we” and “our” refer to BioScrip, Inc. together with its subsidiaries. As used herein the terms “Adjusted EBITDA” and “Segment Adjusted EBITDA” shall have the meanings provided in our Annual Report on Form 10-K for the year ended December 31, 2014, as amended.

Our Company

We are a national provider of infusion and home care management solutions. We partner with physicians, hospital systems, skilled nursing facilities, healthcare payors and pharmaceutical manufacturers to provide patients access to post-acute care services. We operate with a commitment to bring customer-focused pharmacy and related healthcare infusion therapy services into the home or alternate-site setting. By collaborating with the full spectrum of healthcare professionals and the patient, we aim to provide cost-effective care that is driven by clinical excellence, customer service and values that promote positive outcomes and an enhanced quality of life for those whom we serve.

Our platform provides nationwide service capabilities and the ability to deliver clinical management services that offer patients a high-touch, community-based and home-based care environment. Our core services are provided in coordination with, and under the direction of, the patient’s physician. Our multidisciplinary team of clinicians, including pharmacists, nurses, dieticians, and respiratory therapists, work with the physician to develop a plan of care suited to our patient’s specific needs. Whether in the home, physician office, ambulatory infusion center, skilled nursing facility or other alternate site of care, we provide products, services and condition-specific clinical management programs tailored to improve the care of individuals with complex health conditions such as gastrointestinal abnormalities, infectious diseases, cancer, multiple sclerosis, organ and blood cell transplants, bleeding disorders, immune deficiencies and heart failure.

Infusion Services Market

The home infusion services market is estimated at over $10 billion, and remains largely fragmented with local and regional companies with limited footprints representing the majority of the market. We are one of the largest providers of home infusion services with an estimated 9% market share, and the top three providers account for approximately 35% of the market. The fragmented nature of the market and the limited scale and footprint of regional and local players provide opportunities for organic and acquisition-led growth. Industry participants compete primarily on the basis of service and strive to differentiate themselves based on responsiveness to customer demands; the commitment to provide flexible, clinically-oriented services; and quality, scope and cost of clinical support programs and services. Our “Centers of Excellence” offer a high-touch, high-service approach to care on a local basis, which we believe differentiates our service.

Our primary home infusion market has several strong fundamental drivers of growth:

•	Aging Population Living Longer with More Chronic Diseases: The aging of the U.S. population is expanding the number of Americans 65 years and older, a population set expected to exceed 70 million by 2030. The average number of patients with multiple chronic conditions expands as a patient population ages, and chronic conditions may increase a patient’s likelihood of requiring infusion services. Additionally, expanding coverage due to healthcare reform has increased and will likely continue to increase the number of dual eligibles and the number of insured. Both of these populations have a high incidence of chronic conditions and are expected to drive further growth in demand for home infusion services.

•	Drug Pipeline and Technological Advancements: It is estimated that there are over 600 specialty drugs in development targeting a number of chronic conditions and illnesses. Many of these drugs will need some degree of specialized, hands-on administration via injection or infusion. Ongoing advances in technology have allowed for convenient and reliable infusion of complex medications in the home. We believe we are well-positioned to capitalize on the specialty pipeline as increased utilization of specialty pharmaceuticals administered in a home setting may drive increased demand for our services.
•	Focus on Cost Containment and Outcomes: Significant cost savings are typically achieved by payors and patients when infusion therapies are administered in the home versus other settings such as hospitals, skilled nursing facilities or other post-acute care facilities. As healthcare reform continues to focus on cost-reduction initiatives, we believe home infusion and other low-cost in-home therapeutic alternatives will be impacted favorably by expanded coverage.
•	Patient Convenience, Privacy and Autonomy: Patients increasingly want to receive treatment in the home as opposed to a hospital setting. Treatment in a home setting is the most convenient, comfortable and desirable choice for many patients. Consequently, the utilization of home infusion services is increasing, including transitional and pre-operative home infusion in consultation with a patient’s surgeon. Furthermore, our ability to incorporate clinical capabilities into technology to effectively monitor and manage patients in a home setting positions us to take advantage of the shift to home based care.

Segments Overview

In 2010, we commenced a strategic assessment of our business and operations. The assessment examined our market strengths and opportunities and compared our position to that of our competitors. As a result of this assessment and subsequent assessments, we have focused our growth on investments in the Infusion Services segment, which remains the primary driver of our growth strategy.

In 2012, we sold certain assets, rights and properties relating to our traditional and specialty pharmacy mail and community retail pharmacy store operations (the “Pharmacy Services Asset Sale”) to Walgreen Co (the “Walgreen Buyer”).

Following the completion of the Pharmacy Assets Sale, we continued to evaluate our non-core businesses and, consistent with such evaluation and our decision to focus growth initiatives and capital in the Infusion Services segment, we completed the sale of substantially all of our Home Health Services segment (the “Home Health Business”) to LHC Group, Inc. and certain of its subsidiaries (collectively, the “Home Health Buyer”) on March 31, 2014. See “Home Health Segment” in “Recent Developments”. Following the sale of our Home Health Business, our operating and reportable segments are “Infusion Services” and “PBM Services.” These segments reflect how our management team reviews our results in terms of allocating resources and assessing performance.

Infusion Services

We are one of the largest providers of home infusion services in the United States. Home infusion involves the preparation, delivery, administration and clinical monitoring of pharmaceutical treatments that are administered to a patient via intravenous (into the vein), subcutaneous (into the fatty layer under the skin), intramuscular (into the muscle), intra-spinal (into the membranes around the spinal cord), and enteral (into the gastrointestinal tract) methods. These methods are employed when a physician determines that the best outcome can be achieved through utilization of one or more of the therapies provided through the routes of administration described above.

Our home infusion services primarily involve the intravenous administration of medications treating a wide range of acute and chronic conditions, such as infections, nutritional deficiencies, various immunologic and neurologic disorders, cancer, pain and palliative care. Our services are usually provided in the patient’s home but may also be provided at outpatient clinics, the physician’s office or at one of our ambulatory infusion centers. We receive payment for our home health services and medications pursuant to provider agreements with government sources, such as Medicare and Medicaid programs, managed care organizations (“MCOs”) and other commercial insurance providers (“Third Party Payors”).

We provide a wide array of home infusion products and services to meet the diverse needs of physicians, patients and payors. Diseases commonly requiring infusion therapy include infections that are unresponsive to oral antibiotics, cancer and cancer-related pain, dehydration and gastrointestinal diseases or disorders that prevent normal functioning of the gastrointestinal tract, which require IV fluids, parenteral or enteral nutrition. Other conditions treated with infusion therapies may include chronic diseases such as congestive heart failure, Crohn’s disease, hemophilia, immune deficiencies, multiple sclerosis, rheumatoid arthritis, growth disorders and genetic enzyme deficiencies, such as Gaucher’s or Pompe’s disease. The therapies most commonly provided are listed below:

Therapy Type	Description
Parenteral Nutrition (PN)	Provide intravenous nutrition customized to the nutritional needs of the patient. PN is used in patients that cannot meet their nutritional needs via other means due to disease process or as a complication of a disease process, surgical procedure or congenital anomaly. PN may be used short term or chronically.
Enteral Nutrition (EN)	Provide nutrition directly to the stomach or intestine in patients who cannot chew or swallow nutrients in the usual manner. EN may be delivered via a naso-gastric tube or a tube placed directly into the stomach or intestine. EN may be used short term or chronically.
Antimicrobial Therapy	Provide intravenous antimicrobial medications used in the treatment of patients with various infectious processes such as: HIV/AIDS, wound infections, pneumonia, osteomyelitis, cystic fibrosis, Lyme disease and cellulitis. May also be used in patients with disease processes or therapies that may lead to infections when oral antimicrobials are not effective.
Chemotherapy	Provide injectable and/or infused medications in the home or the prescriber’s office for the treatment of cancer. Adjuvant medications may also be provided to minimize the side effects associated with chemotherapy.
Immune Globulin (IG) Therapy	Provide immune globulins intravenously or subcutaneously on an as-needed basis in patients with immune deficiencies or auto-immune diseases. This therapy may be chronic based on the etiology of the immune deficiency.
Pain Management	Provide analgesic medications intravenously, subcutaneously or epidurally. This therapy is generally administered as a continuous infusion via an internal or external infusion pump to treat severe pain associated with diseases such as COPD, cancer and severe injury.
Blood Factor Therapies	Provide medications to patients with one of several inherited bleeding disorders in which a patient does not manufacture the clotting factors necessary or use the clotting factors their liver makes appropriately in order to halt an external or internal bleed in response to a physical injury or trauma.
Inotropes Therapy	Provide intravenous inotropes in the home for the treatment of heart failure, either in anticipation of cardiac transplant or to provide palliation of heart failure symptoms. Inotropes increase the strength of weak heart muscles to pump blood. The therapy is only started in late phase heart failure when alternative therapies proved inadequate.
Respiratory Therapy/Home Medical Equipment	Provide oxygen systems, continuous or bi-level positive airway pressure devices, nebulizers, home ventilators, respiratory devices, respiratory medications and other medical equipment.

Patients generally are referred to us by physicians, hospital discharge planners, MCOs and other referral sources. Our medications are compounded and dispensed under the supervision of a registered pharmacist in a state licensed pharmacy that is accredited by an independent accrediting organization. We only compound pursuant to a patient specific prescription and do so in compliance with USP 797 standards as required under state jurisdiction. The accrediting organization surveys for compliance with the USP 797 standards for sterile drug compounding pharmacies and has confirmed that we are in compliance with such standards. The therapy is typically administered in the patient’s home by a registered nurse or trained caregiver. Depending on the preferences of the patient or the payor, these services may also be provided at one of our ambulatory infusion centers, a physician’s office or another alternate site of administration.

We currently have relationships with a large number of MCOs and other Third Party Payors to provide home infusion services. These relationships are at a national, regional or local level. A key element of our business strategy is to leverage our relationships, geographic coverage, clinical expertise and reputation in order to gain contracts with payors. Our infusion service contracts typically provide for us to receive a fee for preparing and delivering medications and related equipment to patients in their homes. Pricing is typically negotiated in advance on the basis of Average Wholesale Price (“AWP”) minus some percentage of contractual discount, or Average Selling Price (“ASP”) plus some percentage. In addition, we typically receive a per diem payment for the service and supplies component of care provided to patients in connection with infusion services and a visit rate for the associated skilled nursing provided.

For the year ended December 31, 2014, our Infusion Services segment contributed 49% to total Segment Adjusted EBITDA.

PBM Services

Our pharmacy benefit management (“PBM”) Services segment provides prescription discount card programs and fully-integrated funded PBM services.

Prescription Discount Card Programs

Our discount card services provide a cost effective alternative for individuals who may be uninsured, underinsured or may have restrictive coverage that disallows reimbursement for certain medications. Under these discount programs, individuals who present a discount card at one of our participating network pharmacies receive prescription medications at a discounted price as compared to the retail price. The discount card programs are designed and marketed by consumer marketing organizations to whom we provide administrative and claims processing services under contract. Our marketing organization clients receive a broker fee or commission for the sales generated.

Funded PBM Services

Our funded PBM business provides employers, MCOs, Third Party Administrators (“TPAs”), and other Third party Payors (collectively, “Plan Sponsors”) cost-effective pharmacy benefit management services including (i) pharmacy network management; (ii) benefit plan design; (iii) formulary administration; (iv) drug utilization review; and (v) access to traditional and specialty medications for plan members through mail order.

For the year ended December 31, 2014, our PBM Services segment contributed 51% to total Segment Adjusted EBITDA.

Competitive Strengths

We have a number of competitive strengths, including:

Local Competitive Market Position within our National Platform and Infrastructure

As of December 31, 2014, we had a total of 77 service locations in 29 states, executive offices in New York and corporate offices in Minnesota. Our model combines local presence with comprehensive clinical programs for multiple therapies and specific delivery technologies (injectable and infusible). We also have the capabilities and payor relationships to distribute pharmaceuticals to all 50 states. We have relationships with more than 1,000 Third Party Payors. We believe payors generally favor fully integrated vendors that can provide high-touch pharmacy solutions to their patients. We believe we are one of a limited number of pharmacy providers that can offer a truly national, integrated and comprehensive approach to managing a patient’s chronic or acute conditions.

Diversified and Favorable Payor Base

We provide prescription drugs, infusion and clinical management services to a broad range of commercial and governmental payors. Approximately 77% of our payor base is comprised of commercial payors that operate at a national, regional or local level. One national commercial payor, UnitedHealthcare, accounted for 22% of consolidated revenue during the year ended December 31, 2014. No other commercial payor accounted for more than 4% of consolidated revenue during such period. Government payors including Medicare, state Medicaid and other government payors accounted for 23% of consolidated revenue during the year ended December 31, 2014, with no single state Medicaid program accounting for more than 5% of consolidated revenue during such period.

The cost savings realized by administering infusion therapies in the home versus hospitals, skilled nursing facilities, or other post-acute care facilities positions our business to benefit from healthcare reform. Under the current plan, Medicare offers limited reimbursement for home infusion therapy products and services. As healthcare reform continues to focus on cost-reduction initiatives, home infusion and other low-cost in-home therapeutic alternatives are expected to be impacted favorably by revised coverage. Significant health plan cost savings per infusion can be achieved when therapy is provided at an alternate treatment site compared to other patient settings.

Effective Care Management Clinical Programs that are Designed to Produce Positive Clinical Outcomes and Reduce Readmissions

Our diversified and comprehensive clinical programs, which span numerous therapeutic areas, are designed to improve patient adherence and retention. Our home infusion business provides traditional infusion therapies for acute conditions with accompanying clinical management and home care. Our infusion product offerings and services are also designed to treat patients with chronic infusion needs. In addition to the long-term treatment associated with these chronic conditions, these conditions require ongoing caregiver counseling and education regarding patient treatment and ongoing monitoring to encourage patients to comply with the prescribed therapy, including programs for enteral and total parenteral nutrition and pediatric infusion.

Our Centers of Excellence focus interdisciplinary teams on providing clinical excellence with outstanding personal service. Externally qualified by a panel of leading industry experts, the Centers employ evidence-based standards of care, policies, and procedures built on industry-recognized best practices. They are led by specialists with advanced certifications and training who are dedicated to developing, improving, and sustaining clinical services to achieve optimal patient outcomes and exceed the expectations of patients and referral sources.

Our clinical management programs offer a number of multiple disease-state therapy regimens, which provides us opportunities to cross-sell services and technologies. We believe we have earned a positive reputation among patients, physicians, payors and pharmaceutical manufacturers by providing quality service and favorable clinical outcomes. We believe our platform provides the necessary programs and services for better and more efficient clinical outcomes for our clients.

Business Strategy

We seek to grow our business organically through several initiatives, including building managed care relationships, aligning our strategic offering with aggregators of lives and relationships, utilizing existing infrastructure of other organizations to expand sites of service and continuing to capitalize on chronic infused and injectable trends. We currently have over 100 million lives under contract nationally, and we intend to increase revenue from managed care relationships by leveraging our national panel presence for preferred access to lives in all markets in which we operate. We are aligning our strategic offering by collaborating with other providers in coordinating pharmacy and nursing care of patients. We believe that sharing payor relationships under collaborative models enables us to provide a full service offering to payors who seek national or regional solutions of standards of care, outcomes reporting and utilization management. Furthermore, we are capitalizing on the growth in chronic infused and injectables by cross-selling site of service chronic management with core infusion care management programs to physicians.

Our primary industry is extremely fragmented and consists of many different sized operators, and in that context we regularly explore acquisition opportunities in the ordinary course of our business. Some of those opportunities may constitute “significant” acquisitions as defined by the SEC’s Regulation S-X. See “Risk Factors — Our acquisition strategy exposes us to a variety of operational and financial risks”. The following are examples of our historical acquisition strategy:

•	InfuScience — On July 31, 2012, we acquired 100% of InfuScience, Inc. (“InfuScience”) for a cash payment of $38.3 million at closing and an additional $3.0 million of contingent consideration that was paid based on the results of operations during the 24 month period following the closing.
•	HomeChoice — On February 1, 2013, we acquired 100% of HomeChoice Partners, Inc. (“HomeChoice”). The purchase price was $72.9 million at closing (the “HomeChoice Purchase Price”). The HomeChoice Purchase Price may also be increased by an amount up to $20 million if HomeChoice reaches certain performance milestones in the two years following the closing. As of December 31, 2014, we do not expect HomeChoice to achieve such performance milestones and, as a result, the probability of payment of any contingent consideration is negligible.
•	CarePoint Partners — On August 23, 2013 (the “CarePoint Closing Date”), we completed the acquisition of the assets and assumed certain liabilities that constituted the home infusion business (the “CarePoint Business”) of CarePoint Partners Holdings LLC (“CarePoint”) and CarePoint’s subsidiaries (collectively, together with CarePoint, the “CarePoint Sellers”). The total consideration paid to the CarePoint Sellers on the CarePoint Closing Date was $211.1 million paid in cash. The CarePoint Sellers could have received an additional $10.0 million if the CarePoint Business achieved a specified level of product gross profit from September 1, 2013 to August 31, 2014 (the “Measurement Period”). The CarePoint Business did not achieve the specified level of product gross profit during the Measurement Period.

We have focused, and expect to continue to focus, our growth initiatives and capital in our Infusion Services segment, which we believe provides substantial organic and acquisition-led growth opportunities.

Recent Developments

Home Health Segment

On March 31, 2014 (the “Home Health Closing Date”), we completed the sale of the Home Health Business pursuant to the Stock Purchase Agreement dated as of February 1, 2014 (the “Home Health Stock Purchase Agreement”), as amended, by and among the Home Health Buyer, on the one hand, and the Company and Elk Valley Professional Affiliates, Inc. (“EVPA”), South Mississippi Home Health, Inc. (“SMHH”), and Deaconess Homecare, LLC (the “Home Health Seller”), on the other hand. The Home Health Buyer agreed to acquire the Home Health Business, consisting of (1) all of the issued and outstanding shares of capital stock of EVPA owned by the Home Health Seller, (2) all of the issued and outstanding shares of capital stock of SMHH owned by the Home Health Seller, and (3) all of the issued and outstanding membership interests in two limited liability companies (collectively, the “Holding Newcos” and, together with EVPA and SMHH, the “Subject Companies”) that were wholly-owned subsidiaries of the Home Health Seller, formed for the purpose of the sale to hold indirectly the Home Health Seller’s other assets and operating liabilities related to the operation of the Home Health Business.

On the Home Health Closing Date, we also entered into an Amendment No. 1 (the “Home Health Amendment”) to the Home Health Stock Purchase Agreement in connection with the closing. The Home Health Amendment modified the Home Health Stock Purchase Agreement to (i) exclude from the sale the home health business conducted by us at one of our locations, and (ii) reduce by $0.5 million the total consideration to be received by us, to approximately $59.5 million. Pursuant to the terms of the Home Health Stock Purchase Agreement, as amended, we received total consideration of approximately $59.5 million paid in cash (the “Home Health Purchase Price”) on the Home Health Closing Date. We used a portion of the net proceeds from the sale to pay down a portion of our outstanding debt. The Home Health Purchase Price was adjusted for net working capital of the Subject Companies as of the Home Health Closing Date which resulted in an additional payment to us of approximately $1.1 million. As a result of this adjustment, the final Home Health Purchase Price received by us was approximately $60.6 million.

Third Amendment to Senior Credit Facilities

On March 1, 2015, we entered into the Third Amendment (as defined under “Description of Other Indebtedness”) to the Senior Credit Facilities, which, among other things (i) provides additional flexibility with respect to compliance with the maximum net leverage ratio for the fiscal quarters ending March 31, 2015 through and including March 31, 2016, (ii) reduces the revolver covenant triggering event from 25% of the aggregate revolving commitment amount to 5% of the aggregate revolving commitment amount beginning with the quarter ending June 30, 2015, and (iii) provides for certain additional financial reporting by the Company.

Private Placement

On March 9, 2015, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Coliseum Capital Partners, L.P., a Delaware limited partnership, Coliseum Capital Partners II, L.P., a Delaware limited partnership, and Blackwell Partners, LLC, Series A, a Georgia limited liability company (collectively, the “PIPE Investors”). Pursuant to the terms of the Securities Purchase Agreement, the Company issued and sold to the PIPE Investors in a private placement (the “Private Placement”) an aggregate of (a) 625,000 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), at a purchase price per share of $100.00, (b) 1,800,000 Class A warrants to purchase the Company’s common stock at a price of $5.295 per share (the “Class A Warrants”), and (c) 1,800,000 Class B warrants to purchase the Company’s common stock at a price of $6.595 per share (the “Class B Warrants” and, together with the Class A Warrants, the “Warrants”), for gross proceeds of $62.5 million.

The Warrants were issued pursuant to a Warrant Agreement, entered into by the Company and the PIPE Investors on March 9, 2015. On March 23, 2015, the Company and the PIPE Investors entered into the Addendum to the Warrant Agreement, pursuant to which the PIPE Investors made an aggregate payment to the Company of $483,559 (the “Payment”) in exchange for a reduction in the exercise price of the Warrants in a corresponding per share amount to give effect to the Payment. As a result, the exercise price of the Class A Warrants was reduced to $5.17, and the exercise price of the Class B Warrants was reduced to $6.45. The Company and the Investors agreed to enter into the Addendum to ensure that the Transaction complied with NASDAQ Marketplace Rule 5635(d).

Registration Rights Agreement

In connection with the Private Placement and the Securities Purchase Agreement, we entered into a registration rights agreement (the “Registration Rights Agreement”) with the PIPE Investors that will, among other things and subject to certain exceptions, require the Company, upon the request of the holders of the Series A Preferred Stock to register the common stock of the Company issuable upon conversion of the Series A Preferred Stock or exercise of the Warrants. Pursuant to the terms of the Registration Rights Agreement, these registration rights will not become effective until one year after the closing date of the Private Placement and the costs incurred in connection with such registrations will be borne by the Company.

Rights Offering

On March 9, 2015, and consistent with the terms of the Securities Purchase Agreement, the Company filed a registration statement on Form S-3 filed with the SEC with respect to a potential rights offering to grant the Company’s stockholders the right to purchase their pro rata share of a $20.0 million offering of the same securities that were offered to the PIPE Investors in the Private Placement.

Corporate Information

We were incorporated in Delaware in 1996 as MIM Corporation, with our primary business and operations being pharmacy benefit management services. Over the years, we have expanded our service offerings to include home infusion services which is now the primary driver of our growth strategy.

We maintain our principal executive offices at 100 Clearbrook Road, Elmsford, New York 10523. Our telephone number there is (914) 460-1600. The address of our website is www.bioscrip.com. The information set forth on, or connected to, our website is expressly not incorporated by reference into, and does not constitute a part of, this prospectus.

The Exchange Offer

The summary below describes the principal terms of the exchange offer and is not intended to be complete. Certain of the terms and conditions described below are subject to important limitations and exceptions. The section of this prospectus entitled “The Exchange Offer” contains a more detailed description of the terms and conditions of the exchange offer.

On February 11, 2014, we issued and sold $200.0 million aggregate principal amount of 8.875% Senior Notes due 2021 to Jefferies LLC, SunTrust Robinson Humphrey, Inc. and Morgan Stanley & Co. LLC. We refer to these parties collectively in this prospectus as the “initial purchasers.” In connection with this sale, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes.

Notes Offered
$200.0 million aggregate principal amount of 8.875% Senior Notes due 2021.
The exchange of the old notes for new notes will be registered under the Securities Act of 1933, as amended (the “Securities Act”). The terms of the new notes and old notes are identical in all material respects, except for transfer restrictions, registration rights relating to the old notes and certain provisions relating to increased interest rates in connection with the old notes under circumstances related to the timing of the exchange offer. You are urged to read the discussions under the heading “The New Notes” in this Summary for further information regarding the new notes.
The Exchange Offer
We are offering to exchange the new notes for up to $200.0 million aggregate principal amount of the old notes.
Old notes may be exchanged only in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. In this prospectus, the term “exchange offer” means this offer to exchange old notes for new notes in accordance with the terms set forth in this prospectus and the accompanying letter of transmittal. You are entitled to exchange your old notes for new notes.
Expiration Date; Withdrawal of Tender
The exchange offer will expire at 5:00 p.m., New York City time, on June 9, 2015, or such later date and time to which it may be extended by us. The tender of old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof promptly after the expiration or termination of the exchange offer.
Conditions to the Exchange Offer
Our obligation to accept for exchange, or to issue new notes in exchange for, any old notes is subject to customary conditions relating to compliance with any applicable law or any applicable interpretation by the staff of the SEC, the receipt of any applicable governmental approvals and the absence of any actions or proceedings of any governmental agency or court which could materially impair our ability to consummate the exchange offer. See “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes
If you wish to accept the exchange offer and tender your old notes, you must either:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, in accordance with its instructions and the instructions in this prospectus, and mail or otherwise deliver such letter of transmittal, or the facsimile, together with the old notes and any other required documentation, to the exchange agent at the address set forth herein; or

•

if old notes are tendered pursuant to book-entry procedures, the tendering holder must arrange with the Depository Trust Company (“DTC”), to cause an agent’s message to be transmitted through DTC’s Automated Tender Offer Program System with the required information (including a book-entry confirmation) to the exchange agent.

If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the applicable letter of transmittal or any other documents required by the applicable letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer — Guaranteed Delivery Procedures.”
Broker-Dealers
Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”
Use of Proceeds
We will not receive any proceeds from the exchange offer. See “Use of Proceeds.”
Exchange Agent
U.S. Bank National Association is serving as the exchange agent in connection with the exchange offer.
Fees and Expenses
We will pay all expenses related to this exchange offer. See “Exchange Offer — Fees and Expenses.”
U.S. Federal Income Tax Consequences
The exchange of old notes for new notes pursuant to the exchange offer should not be a taxable event for U.S. Federal income tax purposes. See “Certain Material U.S. Federal Income Tax Considerations.”

Consequences of Exchanging Old Notes Pursuant to the Exchange Offer

Based on certain interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, the Company is of the view that holders of old notes (other than any holder who is an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act) who exchange their old notes for new notes pursuant to the exchange offer generally may offer the new notes for resale, resell such new notes and otherwise transfer the new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the new notes are acquired in the ordinary course of the holders’ business;
•	the holders have no arrangement or understanding with any person to participate in a distribution of the new notes; and
•	neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.” If a holder of old notes does not exchange the old notes for new notes according to the terms of the exchange offer, the old notes will continue to be subject to the restrictions on transfer contained in the legend printed on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. See “The Exchange Offer — Resales of New Notes.”

Additionally, if you do not participate in the exchange offer, you will not be able to require us to register the resale of your old notes under the Securities Act except in limited circumstances. These circumstances are:

•	the exchange offer is not permitted by applicable law or SEC policy;
•	this registration statement is not declared effective by May 7, 2015; or
•	within 20 business days of the consummation of the exchange offer:
•	any initial purchaser of the old notes requests that we register old notes that are held by it following consummation of the exchange offer; or
•	any holder of old notes notifies us that it is prohibited by law or SEC policy from participating in the exchange offer; or
•	any holder of old notes notifies us that it may not resell the new notes acquired by it in the exchange offer without restriction under federal securities laws (other than due solely to the status of such holder as an affiliate of ours or within the meaning of the Securities Act); or
•	any holder that is a broker-dealer notifies us that it holds old notes acquired directly from us or any of our affiliates.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the old notes described above. We do not currently anticipate that we will register under the Securities Act the offer and sale of any old notes that remain outstanding after completion of the exchange offer.

The New Notes

The summary below describes the principal terms of the new notes and is not intended to be complete. Many of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the new notes.

Company
BioScrip, Inc., a Delaware corporation.
Notes Offered
$200.0 million aggregate principal amount of 8.875% Senior Notes due 2021.
Maturity Date
February 15, 2021.
Interest Payment Dates
Interest on the new notes is payable on February 15 and August 15 of each year, commencing on August 15, 2015.
Ranking
The new notes will be our senior unsecured obligations and will:
• effectively rank junior to all of our existing and future secured indebtedness, including our Senior Credit Facilities, to the extent of the value of the assets securing such indebtedness;
• rank equal in right of payment to all of our existing and future unsecured indebtedness that are not, by their terms, expressly subordinated in right of payment to the notes;
• rank senior in right of payment to all of our existing and future indebtedness that are, by their terms, expressly subordinated in right of payment to the notes; and
• effectively rank junior to all liabilities of our future subsidiaries that do not guarantee the notes.
The Note Guarantees will be the senior unsecured obligations of the Guarantors and will:

•

effectively rank junior to all of the existing and future secured indebtedness, including their guarantees under our Senior Credit Facilities, of the Guarantors to the extent of the value of the assets securing such obligations;

•

rank equal in right of payment to all existing and future unsecured indebtedness of the Guarantors that are not, by their terms, expressly subordinated in right of payment to the Note Guarantees; and

• rank senior in right of payment to all existing and future indebtedness of the Guarantors that are, by their terms, expressly subordinated in right of payment to the Note Guarantees.
Optional Redemption
We may redeem any of the notes beginning on February 15, 2017. The initial redemption price is 106.656% of their principal amount, plus accrued interest. The redemption price will decline each year after 2017 and will be 100% of their principal amount, plus accrued interest, beginning on February 15, 2020.
We may also redeem some or all of the notes before February 15, 2017 at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, to the redemption date, plus an applicable “make-whole” premium. See “Description of the Notes — Optional Redemption.”

In addition, at any time and from time to time on or prior to February 15, 2017, we may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of certain equity offerings at 108.875% of their principal amount plus accrued interest. We may make such redemption only if, after any such redemption, at least 65% of the aggregate principal amount of notes originally issued remain outstanding.
Change of Control
Upon a change of control (as defined under “Description of the Notes”), we will be required to make an offer to purchase the notes. The purchase price will equal 101% of the principal amount of the notes on the date of purchase plus accrued interest. We may not have sufficient funds available at the time of any change of control to make any required debt repayment (including repurchases of the notes). See “Risk Factors — Risks Related to the New Notes — We may not have the funds to purchase the notes upon a change of control as required by the indenture governing the notes.”
Certain covenants
The new notes will be issued under an indenture among us, each of the Guarantors named therein and U.S. Bank National Association, as trustee. The terms of the notes and indenture will restrict our ability and the ability of our restricted subsidiaries to:
• incur additional indebtedness;
• create liens;
• pay dividends or make distributions in respect of capital stock;
• purchase or redeem capital stock;
• make investments or certain other restricted payments;
• sell assets;
• engage in transactions with stockholders or affiliates; and
• effect a consolidation or merger.
These covenants are subject to a number of important limitations and exceptions, which are described under “Description of the Notes — Certain Covenants.”
U.S. Federal income tax consequences
For a discussion of certain material U.S. Federal income tax consequences of owning or disposing of the new notes, see “Certain Material U.S. Federal Income Tax Considerations.” You should consult your own tax advisor to determine the U.S. Federal, state, local and other tax consequences of an investment in the new notes specific to your particular circumstances.
Use of proceeds
We will not receive any proceeds from the exchange offer. See “Use of Proceeds.”
Risk factors
You should carefully consider all information in this prospectus. In particular, you should evaluate the specific risks described in the section entitled “Risk Factors” in this prospectus and in the documents incorporated by reference herein for a discussion of risks relating to an exchange of old notes for new notes. Please read that section carefully before you decide whether to exchange old notes for new notes.

RISK FACTORS

This exchange offer involves a high degree of risk. You should carefully consider the risk factors described below and the risk factors incorporated into this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2014, as amended, as updated by our subsequent filings under the Exchange Act, including our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments thereof, as well as the other information and data included in this prospectus. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently deem immaterial may also significantly impair our business operations and thus our ability to generate revenues. The actual occurrence of any of these risks could materially adversely affect our business, financial condition, results of operations, ability to meet our financial obligations and prospects. In that case, the value of the notes could decline substantially, and you may lose part or all of your investment. Unless the context otherwise requires, the term “notes” includes the old notes and the new notes.

Risks Related to the Exchange Offer

If you fail to exchange your old notes for new notes, your old notes will continue to be subject to restrictions on transfer and may become less liquid.

We did not register the resale of the old notes under the Securities Act or any state securities laws, nor do we intend to after the exchange offer. In general, you may only offer or sell the old notes if the resale is registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. If you do not exchange your old notes in the exchange offer, you will lose your right to have the old notes registered under the Securities Act, subject to certain exceptions. If you continue to hold old notes after the exchange offer, you may be unable to sell the old notes.

Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer will be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Following the exchange offer, if you do not tender your old notes you generally will not have any further registration rights, and your old notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the old notes could be adversely affected.

If an active trading market for the new notes does not develop, the liquidity and value of the new notes could be harmed.

There is no existing market for the new notes. An active public market for the new notes may not develop or, if developed, may not continue. If an active public market does not develop or is not maintained, you may not be able to sell your new notes at their fair market value or at all.

Even if a public market for the new notes develops, trading prices will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the new notes. Declines in the market for debt securities generally may also materially and adversely affect the liquidity of the new notes, independent of our financial performance.

You must comply with the exchange offer procedures in order to receive new notes.

The new notes will be issued in exchange for the old notes only after timely receipt by the exchange agent of the old notes or a book-entry confirmation related thereto, a properly completed and executed letter of transmittal or an agent’s message and all other required documentation. If you want to tender your old notes in exchange for new notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of old notes for exchange. Old notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the old notes in the exchange offer to participate in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled “The Exchange Offer” and “Plan of Distribution” later in this prospectus.

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the new notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the new notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your new notes. In these cases, if you transfer any new note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

Risks Related to the New Notes and our Indebtedness

Our substantial indebtedness may limit the amount of cash flow available to invest in the ongoing needs of our business, which could prevent us from generating the future cash flow needed to fulfill our obligations under the notes.

As of December 31, 2014, we had approximately $423.8 million of total indebtedness on a consolidated basis. Our indebtedness could have important consequences to you. For example, it:

•	requires us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness under the Senior Credit Facilities and the notes, reducing the availability of our cash flow and such proceeds to fund working capital, capital expenditures, development activity, acquisitions and other general corporate purposes;
•	increases our vulnerability to adverse general economic or industry conditions;
•	limits our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;
•	limits our ability to obtain additional financing in the future for working capital or other purposes, such as raising the funds necessary to repurchase all notes tendered to us upon the occurrence of specified changes of control in our ownership; and
•	places us at a competitive disadvantage compared to our competitors that have less indebtedness.

See “Capitalization” and “Description of Other Indebtedness.”

Restrictions imposed by our Senior Credit Facilities and the indenture governing the notes limit our ability to engage in or enter into business, operating and financing arrangements, which could prevent us from taking advantage of potentially profitable business opportunities.

The operating and financial restrictions and covenants in our debt instruments, including the Senior Credit Facilities and the indenture governing the notes, may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest. The terms of our Senior Credit Facilities require us to comply with certain covenants, including a maximum leverage ratio (which shall be tested to the extent that advances under the Revolving Credit Facility exceed 25% of the maximum amount able to be drawn thereunder (such percentage will be reduced to 5% beginning with the quarter ending June 30, 2015)), which ratio becomes more restrictive over time. In addition, subject to a number of important exceptions, the Senior Credit Facilities contains certain restrictions on our ability to, among other things:

•	incur or guarantee certain additional indebtedness or issue certain disqualified preferred stock;
•	transfer or sell certain assets;
•	make certain investments and loans;

•	pay certain dividends or distributions, redeem or make certain payments with respect to subordinated indebtedness, or make other restricted payments;
•	create or incur certain liens;
•	incur dividend or other payment restrictions affecting certain subsidiaries;
•	issue capital stock of our subsidiaries to third parties;
•	enter into hedging transactions or sale and leaseback transactions;
•	consummate a merger, consolidation or sale of all or substantially all of our assets or the assets of any of our subsidiaries; and
•	enter into certain transactions with affiliates.

The indenture governing the notes contains similar restrictions. Our ability to comply with these covenants, including the financial covenant, may be affected by events beyond our control. A breach of any of these covenants or the inability to comply with the required financial ratio could result in a default under the Senior Credit Facilities. If any such default occurs, the lenders under the Senior Credit Facilities may elect to declare all of their respective outstanding debt, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. Under such circumstances, we may not have sufficient funds or other resources to satisfy all of our obligations. The occurrence of any of these events would be an event of default under the notes. See “Description of the Notes” and “Description of Other Indebtedness.”

In addition, the limitations imposed on our ability to incur certain additional debt and to take other corporate actions might significantly impair our ability to obtain other financing. We may not be granted waivers or amendments to the restrictions in the Senior Credit Facilities if for any reason we are unable to comply with such restrictions. The lenders under the Senior Credit Facilities also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we were unable to pay such amounts, the lenders under the Senior Credit Facilities could recover amounts owed to them by foreclosing against the collateral pledged to them. We have pledged a substantial portion of our assets to the lenders under the Senior Credit Facilities, including the equity of all of our subsidiaries.

Despite our substantial level of indebtedness, we and our subsidiaries may be able to incur additional indebtedness. This could further exacerbate the risks described above.

We and our subsidiaries may be able to incur additional indebtedness in the future. Although the Senior Credit Facilities and the indenture governing the notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us or our subsidiaries from incurring obligations that do not constitute indebtedness. As of December 31, 2014, we had approximately $227.8 million of total indebtedness under the Senior Credit Facilities. In addition, to the extent new debt is added to our and our subsidiaries’ current debt levels, the substantial leverage risks described above would increase.

To service our indebtedness and meet our other ongoing liquidity needs, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, including possible changes in government reimbursement rates or methods. If we cannot generate the required cash, we may not be able to make the required payments under the notes.

Our ability to make payments on our indebtedness, including the notes and the Senior Credit Facilities, and to fund our planned capital expenditures and our other ongoing liquidity needs will depend on our ability to generate cash in the future. Our future financial results will be subject to substantial fluctuations upon a significant change in government reimbursement rates or methods. We cannot assure you that our business will generate sufficient cash flow from operations to enable us to pay our indebtedness, including our indebtedness in respect of the notes, or to fund our other liquidity needs. Our inability to pay our debts would require us to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling equity capital. However, we cannot assure you that any alternative strategies will be feasible at the time or provide adequate funds to allow us to pay our debts as they come due and fund our other liquidity needs. Also, some alternative strategies would require the prior consent of our senior secured lenders, which we may not be able to obtain. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our annual report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this prospectus and “Description of Other Indebtedness.”

The notes will be structurally subordinated to the liabilities of our subsidiaries that do not guarantee the notes.

The notes will be guaranteed on a senior unsecured basis by each of our current and future wholly owned, domestic subsidiaries that is a guarantor under our Senior Credit Facilities. The notes will be structurally subordinated to indebtedness and other liabilities, including trade payables, of any of our existing and future subsidiaries that are not guarantors of the notes.

The indenture governing the notes allows non-guarantor subsidiaries to incur certain additional indebtedness in the future. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts, holders of their preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us.

The notes will not be secured by our assets nor those of our subsidiaries and the lenders under the Senior Credit Facilities are entitled to remedies available to a secured lender, which gives them priority over the note holders to collect amounts due to them.

The notes and the related Note Guarantees will not be secured by any of our or our subsidiaries’ assets and therefore will be effectively subordinated to the claims of our secured debt holders to the extent of the value of the assets securing our secured debt. Our obligations under the Senior Credit Facilities are secured by substantially all of our assets and the assets of each of our existing and subsequently acquired or organized domestic subsidiaries that is a guarantor. If we become insolvent or are liquidated, or if payment under the Senior Credit Facilities or in respect of any other secured senior indebtedness is accelerated, the lenders under the Senior Credit Facilities or holders of other secured senior indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to the Senior Credit Facilities or other secured debt). In addition, we and/or the Guarantors may incur additional secured senior indebtedness, the holders of which will also be entitled to the remedies available to a secured lender. See “Description of Other Indebtedness” and “Description of the Notes.”

We may not have the funds to purchase the notes upon a change of control as required by the indenture governing the notes.

If we were to experience a change of control as described under “Description of the Notes,” we would be required to make an offer to purchase all of the notes then outstanding at 101% of their principal amount, plus accrued and unpaid interest to the date of purchase. The source of funds for any purchase of the notes would be our available cash or cash generated from other sources, including borrowings, sales of assets, sales of equity or funds provided by our existing or new stockholders. We cannot assure you that any of these sources will be available or sufficient to make the required repurchase of the notes, and restrictions in the Senior Credit Facilities may not allow such repurchases. Upon the occurrence of a change of control event, we may seek to refinance the debt outstanding under the Senior Credit Facilities and the notes. However, it is possible that we will not be able to complete such refinancing on commercially reasonable terms or at all. In such event, we would not have the funds necessary to finance the required change of control offer. See “Description of the Notes — Repurchase at the Option of Holders — Change of Control.”

In addition, a change of control would be an event of default under the Senior Credit Facilities. Any future credit agreement or other agreements relating to our senior debt to which we become a party may contain similar provisions. Our failure to purchase the notes upon a change of control under the indenture would constitute an event of default under the indenture. This default would, in turn, constitute an event of default under the Senior Credit Facilities and may constitute an event of default under future senior debt, any of which may cause the related debt to be accelerated after any applicable notice or grace periods. If debt were to be accelerated, we might not have sufficient funds to repurchase the notes and repay the debt.

Federal and state statutes could allow courts, under specific circumstances, to void the subsidiary guarantees, subordinate claims in respect of the notes and require note holders to return payments received from Guarantors, and void the guarantees under our Senior Credit Facilities.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a court could void a subsidiary guarantee or claims related to the notes or subordinate a subsidiary guarantee to all of our other debts or to all other debts of a subsidiary guarantor if, among other things, at the time we or a subsidiary guarantor incurred the indebtedness evidenced by its subsidiary guarantee:

•	we or the subsidiary guarantor intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness;
•	the subsidiary guarantor was insolvent or rendered insolvent by reason of such incurrence;
•	the subsidiary guarantor was engaged in a business or transaction for which the subsidiary guarantor’s remaining assets constituted unreasonably small capital; or
•	the subsidiary guarantor intended to incur, or believed that it would incur, debts beyond the subsidiary guarantor’s ability to pay such debts as they mature.

In addition, a court could void any payment by a subsidiary guarantor pursuant to the notes or a subsidiary guarantee and require that payment to be returned to such subsidiary guarantor or to a fund for the benefit of the creditors of the subsidiary guarantor.

The measures of insolvency for purposes of fraudulent transfer laws will vary depending upon the governing law in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;
•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or
•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that we and each Guarantor are not insolvent, do not have insufficient capital for the business in which we are or it is engaged and have not have incurred debts beyond our or its ability to pay such debts as they mature. However, we cannot be sure as to the standard that a court would use to determine whether a Guarantor was solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the Note Guarantees would not be voided.

As it relates to our Senior Credit Facilities, if such a case were to occur, the guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantor, the obligations of the applicable subsidiary guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantee, subordinate the guarantee to the applicable subsidiary guarantor’s other debt or take other action detrimental to lenders under the Senior Credit Facilities. If a court were to void a guarantee, lenders under the Senior Credit Facilities would no longer have a claim against the subsidiary guarantor. Sufficient funds to repay amounts outstanding under the Senior Credit Facilities may not be available from other sources, including the remaining subsidiary guarantors, if any.

In addition, the court might direct the lenders under the Senior Credit Facilities to repay any amounts already received from or are attributable to the subsidiary guarantor. Each subsidiary guarantee in our Senior Credit Facilities contains a provision intended to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

We incurred substantial indebtedness to refinance our prior indebtedness and also incurred substantial additional indebtedness to finance our acquisition of the CarePoint Business, which total indebtedness imposes operating and financial restrictions on us that, together with the resulting debt service obligations from such total indebtedness, may significantly limit our ability to execute our business strategy and may increase the risk of default under our debt obligations.

On July 31, 2013, we entered into the Senior Credit Facilities providing for (i) the Revolving Credit Facility in an aggregate principal amount of up to $75.0 million, (ii) the Term Loan B Facility in an aggregate principal amount of $250.0 million and (iii) the Delayed Draw Term Loan Facility (as defined under “Description of Other Indebtedness”) in an aggregate principal amount of $150.0 million with SunTrust Bank, Jefferies Finance LLC and Morgan Stanley Senior Funding, Inc., as lead arrangers, SunTrust Bank as administrative agent and a syndicate of lenders. A portion of the proceeds of the loans advanced to us on the closing date of the Senior Credit Facilities were used to refinance certain existing indebtedness of ours and our subsidiaries, including the repayment in full of all amounts outstanding under our prior credit facility with Healthcare Finance Group, the payment of the purchase price for our prior notes which were tendered and accepted for purchase in connection with a tender offer and the payment of the redemption price for the notes that remained outstanding after completion of such tender offer. The Delayed Draw Term Loan Facility was fully funded in connection with the closing of our acquisition of the CarePoint Business, and the proceeds were used to fund a portion of the purchase price for such acquisition. The proceeds of all other loans advanced under the Senior Credit Facilities will be used to fund working capital and other general corporate purposes of us and our subsidiaries, including acquisitions, investments and capital expenditures. Our indebtedness may significantly limit our ability to execute our business strategy.

We may be unable to obtain a required modification of the Revolving Credit Facility if our Revolving Credit Facility usage exceeds certain thresholds.

If the PBM business continues to decline and if we are unable to offset this decline through the growth of our other business segments or otherwise improve our cash flow from operations and reduce our borrowing needs, the Revolving Credit Facility financial covenant that limits advances under the Revolving Credit Facility will become applicable to us. This covenant becomes applicable when Revolving Credit Facility usage exceeds certain thresholds. In such event, we would be required to seek modification of this financial covenant to better align with our expectations for the PBM business. There can be no assurance that the lenders under the Revolving Credit Facility will grant our request for such modification, nor is there any assurance that the terms and conditions of such modification, if granted by the lenders, would be acceptable to us. If this covenant becomes applicable and we do not obtain the required modification of the covenant, we will not be in compliance with this covenant.

Our subsidiary guarantors may be unable to fulfill their obligations under their guarantees.

The ability of our subsidiary guarantors to make any required payments under their guarantees depends on our future operating performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Such subsidiaries’ businesses may not generate sufficient cash flow from operations in the future and their anticipated growth in revenue and cash flow may not be realized, either or both of which could result in their being unable to honor their guarantees or to fund other liquidity needs. If such subsidiaries do not have enough money, they may be required to refinance all or part of their then-existing debt, sell assets or borrow more money. They may not be able to accomplish any of these alternatives on terms acceptable to them, or at all. In addition, the terms of existing or future debt agreements, including the Senior Credit Facilities, may restrict such subsidiaries from adopting any of these alternatives. The failure of our subsidiaries to generate sufficient cash flow or to achieve any of these alternatives could materially and adversely affect the ability of such subsidiaries to pay the amounts due under their guarantees, if any.

Risks Related to Our Business

Pressures relating to downturns in the economy could adversely affect our business, financial condition and results of operations.

Medicare and other federal and state payors account for a significant portion of our revenues. During economic downturns and periods of stagnant or slow economic growth, federal and state budgets are typically negatively affected, resulting in reduced reimbursements or delayed payments by the federal and state government healthcare coverage programs in which we participate, including Medicare, Medicaid and other federal or state assistance plans. Government programs could also slow or temporarily suspend payments on Medicaid obligations, negatively impacting our cash flow and increasing our working capital needs and interest payments. We have seen, and believe we will continue to see, Medicare and state Medicaid programs institute measures aimed at controlling spending growth, including reductions in reimbursement rates.

Higher unemployment rates and significant employment layoffs and downsizings may lead to lower numbers of patients enrolled in employer-provided plans. Adverse economic conditions could also cause employers to stop offering, or limit, healthcare coverage, or modify program designs, shifting more costs to the individual and exposing us to greater credit risk from patients or the discontinuance of drug therapy compliance.

Existing and new government legislative and regulatory action could adversely affect our business and financial results.

Our business is subject to numerous federal, state and local laws and regulations. See “Business —  Government Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2014. Changes in these regulations may require extensive changes to our systems and operations that may be difficult to implement. Untimely compliance or noncompliance with applicable laws and regulations could adversely affect the continued operation of our business, including, but not limited to: imposition of civil or criminal penalties; suspension of payments from government programs; loss of required government certifications or approvals; suspension of authorizations to participate in or exclusion from government reimbursement programs; or loss of licensure. Reduction in reimbursement by Medicare, Medicaid and other governmental payors could adversely affect our business. The regulations to which we are subject include, but are not limited to, Anti-Kickback laws; federal and state laws prohibiting self-referrals or “Stark laws”; the Health Insurance Portability and Accountability Act of 1996 and the federal regulations implemented thereunder (collectively, “HIPAA”), as amended by the Health Information for Economic and Clinical Health Act of 2009 (“HITECH”); False Claims Act; Civil Monetary Penalties Act; regulations of the U.S. Food and Drug Administration (the “FDA”), U.S. Federal Trade Commission, and the U.S. Drug Enforcement Administration, and regulations of individual state regulatory authorities. In that regard, our business, financial condition and results of operations could be affected by one or more of the following:

•	federal and state laws and regulations governing the purchase, distribution, management, compounding, dispensing and reimbursement of prescription drugs and related services, including state and federal controlled substance laws and regulations;
•	FDA and/or state regulation affecting the pharmacy or PBM industries;
•	rules and regulations issued pursuant to HIPAA and HITECH; and other federal and state laws affecting the use, disclosure and transmission of health information, such as state security breach notification laws and state laws limiting the use and disclosure of prescriber information;
•	administration of Medicare and state Medicaid programs, including legislative changes and/or rulemaking and interpretation;
•	federal and state laws and regulations that require reporting and public dissemination of payments to and between various health care providers and other industry participants;
•	government regulation of the development, administration, review and updating of formularies and drug lists;

•	managed care reform and plan design legislation, including state laws regarding out-of-network charges and participation;
•	federal or state laws governing our relationships with physicians or others in a position to refer to us; and
•	interpretation and enforcement of the Drug Quality and Security Act (the “DQSA”).

We face periodic reviews and billing audits from governmental and private payors, and these audits could have adverse findings that may negatively impact our business.

As a result of our participation in the Medicare and Medicaid programs, we are subject to various governmental reviews and audits to verify our compliance with these programs and applicable laws and regulations. We also are subject to audits under various government programs in which third party firms engaged by The Centers for Medicare and Medicaid Services (“CMS”) conduct extensive reviews of claims data and medical and other records to identify potential improper payments under the Medicare program. Private pay sources also reserve the right to conduct audits. If billing errors are identified in the sample of reviewed claims, the billing error can be extrapolated to all claims filed which could result in a larger overpayment than originally identified in the sample of reviewed claims. Our costs to respond to and defend reviews and audits may be significant and could have a material adverse effect on our business, financial condition and results of operations. Moreover, an adverse review or audit could result in:

•	required refunding or retroactive adjustment of amounts we have been paid by governmental or private payors;
•	state or federal agencies imposing fines, penalties and other sanctions on us;
•	loss of our right to participate in the Medicare program, state programs, or one or more private payor networks; or
•	damage to our business and reputation in various markets.

These results could have a material adverse effect on our business, financial condition and results of operations.

If any of our pharmacies fail to comply with the conditions of participation in the Medicare program that pharmacy could be terminated from Medicare, which could adversely affect our business, financial condition and results of operations.

Our pharmacies must comply with the extensive conditions of participation in the Medicare program. These conditions vary depending on the type of facility, but, in general, require our facilities to meet specified standards relating to licensure, personnel, patient rights, patient care, patient records, physical site, administrative reporting and legal compliance. If a pharmacy fails to meet any of the Medicare supplier standards that pharmacy could be terminated from the Medicare program. We respond in the ordinary course to deficiency notices issued by surveyors, and none of our pharmacies has ever been terminated from the Medicare program for failure to comply with the supplier standards. Any termination of one or more of our pharmacies from the Medicare program for failure to satisfy the Medicare supplier standards could adversely affect our business, financial condition and results of operations.

We cannot predict the impact of new requirements on compounding pharmacies.

Compounding pharmacies have come under increasing scrutiny from federal and state governmental agencies. We have been responding to requests for additional information on our practices as we receive them. We believe that our compounding is done in safe environments and we have clinically appropriate policies and procedures in place. We only compound pursuant to a patient specific prescription and do so in compliance with USP 797 standards. In November 2013, Congress passed the DQSA, which creates a new category of compounders called outsourcing facilities, which are newly-regulated by the FDA. We do not believe that our current compounding practices qualify us as an outsourcing facility and therefore we continue to operate in compliance with USP 797 standards. Should state regulators or the FDA disagree, or should our business practices change to qualify us as an outsourcing facility, there is a risk of regulatory action and/or increased resources required to comply with federal requirements imposed by the DQSA on outsourcing facilities that would significantly increase our costs or otherwise affect our results of operations. Furthermore, we cannot predict the implications and overall impact of increased scrutiny on compounding pharmacies.

Competition in the healthcare industry could reduce profit margins.

The healthcare industry is very competitive. Our competitors include large and well-established companies that may have greater financial, marketing and technological resources than we do. Some of our competitors are under common control with, or owned by, pharmaceutical wholesalers and distributors, managed care organizations, pharmacy benefit managers or retail pharmacy chains and may be better positioned with respect to the cost-effective distribution of pharmaceuticals. In addition, some of our competitors may have secured long-term supply or distribution arrangements for prescription pharmaceuticals necessary to treat certain chronic disease states on price terms substantially more favorable than the terms currently available to us. As a result of such advantageous pricing, we may be less price competitive than some of these competitors with respect to certain pharmaceutical products. Our competitive position could also be adversely affected by any inability to obtain access to new biotech pharmaceutical products.

Changes in the case mix of patients, as well as payment methodologies, payor mix or pricing may have a material adverse effect on our business, financial condition and results of operations.

The sources and amounts of our patient revenue are determined by a number of factors, including the mix of patients and the rates of reimbursement among payors. Changes in the case mix of the patients, payment methodologies, payor mix or pricing among private pay, Medicare and Medicaid may significantly affect our business, financial condition and results of operations.

Changes in industry pricing benchmarks could adversely affect our financial performance.

Contracts within our business generally use certain published benchmarks to establish pricing for the reimbursement of prescription medications dispensed by us. These benchmarks include Average Wholesale Price (“AWP”), wholesale acquisition cost and average manufacturer price. Many of our contracts utilize the AWP benchmark. As a part of the settlement of class-action lawsuits brought against First DataBank and Medi-Span, effective September 26, 2009, both companies announced they would cease publication of the AWP pricing benchmarks at the end of 2011. First DataBank ceased publication of the AWP pricing benchmarks on September 28, 2011. Without a suitable pricing benchmark in place many of our contracts will have to be modified and could potentially change the economic structure of our agreements. As of the date of this registration statement, a viable generally accepted alternative to the AWP benchmark has not been developed by the industry, and Medi-Span has announced they will continue to publish AWP until a new benchmark is widely accepted.

Competitive bidding could reduce our volumes and profitability.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 established requirements for a competitive bidding program for determining Medicare reimbursement rates for certain items of durable medical equipment, prosthetics, orthotics and supplies (“DMEPOS”), including enteral nutrients, supplies and equipment, certain respiratory therapy and home medical equipment products, and external infusion pumps and supplies. CMS has the discretion to determine which products will be subject to competitive bidding.

Although we are contract suppliers under the Round 1 Recompete and Round 2 of competitive bidding and have entered into strategic relationships in the Competitive Bidding Areas (“CBAs”) in which we were not awarded contracts, the prices paid under the competitive bid contracts are below what Medicare had previously paid. Because of this, even in CBAs where we continue to provide competitively bid items to Medicare beneficiaries, we have seen and may continue to see decreased revenues. Continued expansion of the competitive bidding program could also have a negative impact on our revenue if we are not a successful bidder in many or all of the CBAs for the product categories included that we offer. Further, the Patient Protection and Affordable Care Act (“PPACA” and, together with the Health Care and Education Reconciliation Act of 2010, which amended PPACA, the “Health Reform Law”) mandated use of information from the DMEPOS competitive bidding program to adjust the fee schedule amounts by January 1, 2016 for

DMEPOS in areas where competitive bidding programs are not implemented. The establishment of new fee schedule pricing for areas where competitive bidding are not implemented, which is based on competitive bid prices, could have a further negative impact on our revenue.

Our inability to effectively and timely transition to the new ICD-10 coding system could disrupt our operations.

CMS has mandated that all providers implement the use of new patient codes for medical coding, referred to as ICD-10 codes, on or before October 1, 2015. This mandate substantially increases the number of medical billing codes by which providers will seek reimbursement, increasing the complexity of submitting claims for reimbursement. Claims submitted after October 1, 2015 must use ICD-10 codes or they will not be paid. Transition to the new ICD-10 system requires changes to our clinical software system as well as the training of staff involved in the coding and billing processes. In addition to these upfront costs of transition to ICD-10, it is possible that we could experience disruption or delays in payment due to implementation issues, including software errors, coding errors or a decrease in the productivity of our staff involved in the coding and billing processes. Any such delays in payment could disrupt our operations and materially and adversely affect our business.

PBM client demands for enhanced service levels or possible loss or unfavorable modification of contracts with clients or providers could adversely affect our business, financial condition and results of operations.

As our PBM clients face long-term, sustained increases in prescription drug costs, they may demand additional services and enhanced service levels to help mitigate the increase in spending. We operate in a very competitive environment, and we may not be able to increase our fees to compensate for these increased services, which could put pressure on our margins.

Our contracts with PBM clients generally do not have terms longer than three years and, in some cases, may be terminated by the client on relatively short notice, typically 90 days. Our PBM clients generally seek bids from other PBM or specialty providers in advance of the expiration of their contracts. If several of these clients elect not to extend their relationship with us, and we are not successful in generating sales to replace the lost business, our future business and operating results could be materially and adversely affected. In addition, we believe the managed care industry is undergoing substantial consolidation, and another party that is not our client could acquire some of our managed care clients. In such case, there is a risk of contract loss and a loss of the associated revenues and profit.

There are approximately 60,000 retail pharmacies in the United States. All major retail chain pharmacies and a vast majority of independent pharmacies participate in our pharmacy network. The top ten retail pharmacy chains represent approximately 50% of the total number of stores and over 90% of prescriptions filled in our network. Our contracts with retail pharmacies, which are non-exclusive, are generally terminable on relatively short notice. If one or more of the top pharmacy chains elects to terminate its relationship with us, our members’ access to retail pharmacies and our business could be materially and adversely affected. In addition, many large pharmacy chains either own PBMs today, or could attempt to acquire a PBM in the future. Increased ownership of PBMs by retail pharmacy chains could materially and adversely affect our relationships with those pharmacy chains and, accordingly, our business, financial condition and results of operations.

We and certain of our directors and executive officers have been named as defendants in a consolidated class action lawsuit that could result in substantial costs and divert management’s attention, and we may be subject to similar lawsuits in the future.

We, and certain of our current and former directors and executive officers, have been named as defendants in two purported class action lawsuits that generally allege that we and certain of our directors and officers violated Sections 11, 12(a)(2) and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated under the Exchange Act by making allegedly false and misleading statements and/or omissions pertaining to (i) the distribution of the Novartis Pharmaceutical Corporation’s product Exjade® (the “Medication”) by our legacy specialty pharmacy division that was divested in May 2012 (the “Legacy Division”) and (ii) our PBM Services segment. On December 19, 2013, the two class action lawsuits were consolidated into a single consolidated class action lawsuit and a lead plaintiff was appointed. The lead plaintiff filed a consolidated complaint on February 19, 2014. The consolidated complaint seeks damages and other relief.

All defendants moved to dismiss the consolidated complaint on April 28, 2014. Briefing on the motion to dismiss was complete on July 28, 2014. On March 31, 2015, the Court issued a memorandum and order granting in part and denying in part defendants’ motions to dismiss. On April 14, 2015, a motion to reconsider a portion of the Court’s denial of the motions to dismiss was filed on behalf of all remaining defendants. Plaintiffs filed their opposition to that motion on April 28, 2015. We intend to engage in a vigorous defense of the consolidated lawsuit. However, we are unable to predict the outcome of this matter at this time. Moreover, any conclusion of this matter in a manner adverse to us would have an adverse effect on our financial condition and business. Even if we were to be successful in the defense of the litigation, we could incur substantial costs not covered by our directors’ and officers’ liability insurance, suffer a significant adverse impact on our reputation and divert management’s attention and resources from other priorities, including the execution of business plans and strategies that are important to our ability to grow our business, any of which could have an adverse effect on our business. In addition, while we believe based on current information that this matter is covered by applicable insurance and we intend to engage in a vigorous defense of the consolidated lawsuit, nevertheless, this matter could require payments (including payments in respect of legal expenses) that are not covered by, or exceed the limits of, our available directors’ and officers’ liability insurance, which could adversely impact our financial condition, results of operations or cash flows.

Pending and future litigation could subject us to significant monetary damages and/or require us to change our business practices.

We are subject to risks relating to litigation and other proceedings in connection with our operations, including the dispensing of pharmaceutical products. See “Part I Item 3 — Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this prospectus, for a description of material proceedings against us. We believe that these suits are without merit and, to the extent not already concluded, intend to contest them vigorously. However, an adverse outcome in one or more of these suits may have a material adverse effect on our consolidated results of operations, consolidated financial position and/or consolidated cash flow from operations, or may require us to make material changes to our business practices. For instance, effective January 8, 2014, we entered into a Stipulation and Order of Settlement and Dismissal (the “Federal Settlement Agreement”) with the U.S. Department of Justice (the “DOJ”) and qui tam relator David M. Kester (the “Relator”), and effective February 11, 2014, we entered into State Settlement Agreements (collectively, the “State Settlement Agreements”, and together with the Federal Settlement Agreement, the “Settlement Agreements”) with the offices of the Attorneys General of 34 states (collectively, the “Settling States”). The Settlement Agreements provide for aggregate payments of $15.0 million plus interest to settle civil claims under the False Claims Act and related statutes and common law claims that could be brought by the DOJ, Relator or Settling States that arise out of the Legacy Division’s distribution of the Medication.

We periodically respond to subpoenas and requests for information from governmental agencies, including the civil investigative demand from the United States Attorney’s Office for the Southern District of New York and the subpoena from relevant state governments related to certain operations by our Legacy Division, as discussed above. We confirm that, to our knowledge, we are not a target or a potential subject of a criminal investigation. Except to the extent already concluded as discussed above, we cannot predict with certainty what the outcome of any of the foregoing might be or whether we may in the future become a target or potential target of an investigation or the subject of further inquiries or ultimately settlements with respect to the subject matter of these subpoenas. In addition to potential monetary liability arising from these suits and proceedings, from time to time we incur costs in providing documents to government agencies. Current pending claims and associated costs may be covered by our insurance, but certain other costs are not insured. Such costs may increase and/or continue to be material to the Company’s performance in the future.

In addition, as we continue our strategic assessment and cost reduction efforts, there is an increased risk of employment and workers compensation-related litigation and/or administrative claims brought against us.

We would defend against any and all such litigation and claims, as appropriate. Such claims could have a material adverse effect on our business, financial condition and results of operations in any particular reporting period.

If our remedial measures are insufficient to address material weaknesses and we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, timely file our periodic reports, maintain our reporting status or prevent fraud.

In connection with our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013, we concluded there were two material weaknesses. The first material weakness related to the establishment of accounts receivable related reserves and the timely recognition of bad debt expense, and the second related to certain clerical errors and documentation omissions in the contingent consideration calculations that were provided to our auditors.

In addition, in connection with our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014, we concluded there were two new material weaknesses. The first new material weakness related to our general information technology controls (“GITCs”) not being complete, and the second related to our internal control over the accounting for significant and unusual transactions not being adequate to detect a material misstatement in our consolidated financial statements.

Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, detected or corrected on a timely basis.

The material weakness related to the contingent consideration calculations was remediated in the first quarter of 2014. In order to remediate the material weakness related to the establishment of accounts receivable related reserves, we (i) standardized processes, procedures and productivity measures for intake, billing, collection and cash application processes; (ii) converted all sites to a single version of our pharmacy and accounts receivable system; (iii) centralized the cash application function and implemented technology upgrades to improve the accuracy and timeliness of cash application and secondary payor billing; and (iv) developed a robust estimation methodology for the allowance for doubtful accounts and contractual adjustments that uses historical collection and write-off data from acquired sites. We implemented and utilized these new measures throughout 2014. However, management evaluated and tested the effectiveness of the design and operation of our internal control over financial reporting and concluded that the material weakness related to the establishment of accounts receivable related reserves and the timely recognition of bad debt expense still existed as of December 31, 2014.

In order to remediate the material weaknesses our management identified as of December 31, 2014, we are (i) reviewing the GITCs to ensure that specific roles and responsibilities are evaluated and duties within our information technology environments are segregated; (ii) reviewing the need for additional corporate accounting and finance personnel and external resources to ensure that we have an effective system of internal controls related to significant and unusual transactions; and (iii) improving our processes and analyses performed by management that support the estimate of the allowance for doubtful accounts and the related bad debt expense.

If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, then there exists a risk that our consolidated financial statements may contain material misstatements that are unknown to us at that time, and such misstatements could require us to restate our financial results. Our management or our independent registered public accounting firm may identify other material weaknesses in our internal control over financial reporting in the future. The existence of material weaknesses in our internal control over financial reporting may affect our ability to timely file periodic reports under the Exchange Act and may consequently result in the SEC revoking the registration of our common stock, the NASDAQ Global Market delisting our common stock or a default or an event of default under our Senior Credit Facilities and the Notes. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to liability claims for damages and other expenses that are not covered by insurance.

A successful product or professional liability claim in excess of our insurance coverage could harm our business, financial condition and results of operations. Various aspects of our business may subject us to litigation and liability for damages. For example, a prescription drug dispensing error could result in a patient receiving the wrong or incorrect amount of medication, leading to personal injury or death. Our business, financial condition and results of operations could suffer if we pay damages or defense costs in connection with a claim that is outside the scope of any applicable contractual indemnity or insurance coverage.

Changes in our relationships with pharmaceutical suppliers, including changes in drug availability or pricing, could adversely affect our business and financial results.

We have contractual relationships with pharmaceutical manufacturers to purchase the drugs that we dispense. Any changes to these relationships, including, but not limited to, a loss of a manufacturer relationship, drug shortages or changes in pricing, could have an adverse effect on our business, financial condition and results of operations.

We purchase a majority of our pharmaceutical products from one vendor and a disruption in our purchasing arrangements could adversely impact our business.

We purchase a majority of our prescription products, subject to certain minimum periodic purchase levels and excluding purchases of therapeutic plasma products, from a single wholesaler, AmerisourceBergen Drug Corporation (“ABDC”) pursuant to a prime vendor agreement. The term of this agreement extends until December 2018, subject to extension for up to two additional years. Any significant disruption in our relationship with ABDC, or in ABDC’s supply and timely delivery of products to us, would make it difficult and possibly more costly for us to continue to operate our business until we are able to execute a replacement wholesaler agreement. We may not be able to find a replacement wholesaler on a timely basis or that such wholesaler would be able to fulfill our demands on similar financial terms and service levels. If we are unable to identify a replacement on substantially similar financial terms and/or service levels, our business, financial condition and results of operations may be materially and adversely affected.

A disruption in supply could adversely impact our business.

We also source pharmaceuticals, medical supplies and equipment from other manufacturers, distributors and wholesalers. Most of the pharmaceuticals that we purchase are available from multiple sources, and we believe they are available in sufficient quantities to meet our needs and the needs of our patients. We keep safety stock to ensure continuity of service for reasonable, but limited, periods of time. Should a supply disruption result in the inability to obtain especially high margin drugs and compound components, our business, financial condition and results of operations could be negatively impacted.

Acts of God such as major weather disturbances could disrupt our business.

We operate in a network of prescribers, providers, patients, and facilities that can be negatively impacted by local weather disturbances and other force majeure events. For example, in anticipation of major weather events, patients with impaired health may be moved to alternate sites. After a major weather event, availability of electricity, clean water and transportation can impact our ability to provide service in the home. In addition, acts of God and other force majeure events may cause a reduction in our business or increased costs, such as increased costs in our operations as we incur overtime charges or redirect services to other locations, delays in our ability to work with payors, hospitals, physicians and other strategic partners on new business initiatives, and disruption to referral patterns as patients are moved out of facilities affected by such events or are unable to return to sites of service in the home.

Failure to develop new services may adversely affect our business.

We operate in a highly competitive environment. We develop new services from time to time to assist our clients. If we are unsuccessful in developing innovative services, our ability to attract new clients and retain existing clients may suffer.

Technology is also an important component of our business as we continue to utilize new and better channels to communicate and interact with our clients, members and business partners. If our competitors are more successful than us in employing this technology, our ability to attract new clients, retain existing clients and operate efficiently may suffer.

Cybersecurity risks could compromise our information and expose us to liability, which may harm our ability to operate effectively and may cause our business and reputation to suffer.

Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack, or damage. We rely on our information systems to provide security for processing, transmission and storage of confidential information about our patients, customers and personnel, such as names, addresses and other individually identifiable information protected by HIPAA and other privacy laws. Cyber-attacks are increasingly more common, including in the health care industry. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements. Compliance with changes in privacy and information security laws and with rapidly evolving industry standards may result in our incurring significant expense due to increased investment in technology and the development of new operational processes.

We have not experienced any known attacks on our information technology systems that compromised any confidential information. We maintain our information technology systems with safeguard protection against cyber-attacks including passive intrusion protection, firewalls and virus detection software. However, these safeguards do not ensure that a significant cyber-attack could not occur. Although we have taken steps to protect the security of our information systems and the data maintained in those systems, it is possible that our safety and security measures will not prevent the systems’ improper functioning or damage or the improper access or disclosure of personally identifiable information such as in the event of cyber-attacks.

Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches can create system disruptions or shutdowns or the unauthorized disclosure of confidential information. If personal information or protected health information is improperly accessed, tampered with or disclosed as a result of a security breach, we may incur significant costs to notify and mitigate potential harm to the affected individuals, and we may be subject to sanctions and civil or criminal penalties if we are found to be in violation of the privacy or security rules under HIPAA or other similar federal or state laws protecting confidential personal information. In addition, a security breach of our information systems could damage our reputation, subject us to liability claims or regulatory penalties for compromised personal information and could have a material adverse effect on our business, financial condition and results of operations.

The success of our business depends on maintaining a well-secured business and technology infrastructure.

We are dependent on our infrastructure, including our information systems, for many aspects of our business operations. A fundamental requirement for our business is the secure storage and transmission of protected health information and other confidential data. Our business and operations may be harmed if we do not maintain our business processes and information systems in a secure manner, and maintain and continually improve the integrity of our confidential information. Although we have developed systems and processes that are designed to protect information against security breaches, failure to protect our confidential information or mitigate harm caused by such breaches may adversely affect our operating results. Malfunctions in our business processes, breaches of our information systems or the failure to maintain effective and up-to-date information systems could disrupt our business operations, result in customer and member disputes, damage our reputation, expose us to risk of loss or litigation, result in regulatory violations and related costs and penalties, increase administrative expenses or lead to other adverse consequences.

Our business is dependent on the services provided by third party information technology vendors.

Our information technology infrastructure includes hosting services provided by third parties. While we believe these third parties are high-performing organizations with secure platforms and customary certifications, they could suffer a security breach or business interruption which in turn could impact our operations negatively. In addition, changes in pricing terms charged by our technology vendors may adversely affect our financial performance.

Our failure to maintain controls and processes over billing and collecting could have a significant negative impact on our business, financial condition and results of operations.

The collection of accounts receivable is a significant challenge, and requires constant focus and involvement by management and ongoing enhancements to information systems and billing center operating procedures. If we are unable to properly bill and collect our accounts receivable, our results could be materially and adversely affected. While management believes that our controls and processes are satisfactory, our accounts receivable collectability may not remain at current levels.

The Health Reform Law and its implementation could have a material adverse effect on our business.

The Health Reform Law has resulted and will continue to result in sweeping changes to the existing U.S. system for the delivery and financing of healthcare. While many regulations have already been promulgated, further implementation of certain of the requirements under the Health Reform Law will depend on the promulgation of regulations by a number of federal government agencies, including the U.S. Department of Health and Human Services. It is impossible to predict the outcome of these changes and the net effect of those requirements on us. As such, we cannot predict the impact of the Health Reform Law on our business, operations or financial performance.

Prescription volumes may decline, and our net revenues and profitability may be negatively impacted, when products are withdrawn from the market or when increased safety risk profiles of specific drugs result in utilization decreases.

We dispense significant volumes of prescription medications from our pharmacies. Our dispensing volume is the principal driver of revenue and profitability. When products are withdrawn by manufacturers, or when increased safety risk profiles of specific drugs or classes of drugs result in utilization decreases, physicians may cease writing or reduce the numbers of prescriptions written for these higher-risk drugs. Additionally, negative media reports regarding drugs with higher safety risk profiles may result in reduced consumer demand for such drugs. In cases where there are no acceptable prescription drug equivalents or alternatives for these prescription drugs, our prescription volumes, net revenues, profitability and cash flows may decline.

Home infusion joint ventures formed with hospitals could adversely affect our financial results.

The home infusion industry is currently seeing renewed activity in the formation of equity-based infusion joint ventures formed with hospitals. This activity stems, in part, from hospitals seeking to position themselves for new paradigms in the delivery of coordinated healthcare and new methods of payment, including an emerging interdisciplinary care model forming that is being labeled as an accountable care organization (“ACO”). These organizations are encouraged by the new Health Reform Law. These entities are being designed in order to save money and improve quality of care by better integrating care, with the healthcare provider possibly sharing in the financial benefits of the new efficiencies.

Participation in equity-based joint ventures offer hospitals and other providers an opportunity to more efficiently transfer patients to less expensive care settings, while keeping the patient within its network. Additionally, it provides many hospitals with a mechanism to invest accumulated profits in a growing sector with attractive margins.

If these home infusion joint ventures continue to expand and we lose referrals as a result, our business, financial condition and results of operations could be adversely affected.

Network lock-outs by health insurers and PBMs could adversely affect our financial results.

Many Plan Sponsors and PBMs continue to create exclusive pharmacy networks which limit a member’s access to a mail service facility or network of preferred pharmacies. To the extent our pharmacies are excluded from these networks, we are unable to dispense medications to those members and bill for prescriptions to those member’s insurance carriers. If these specialty networks continue to expand and we are locked out from dispensing infusion medications to members of exclusive networks, our business, financial condition and results of operations could be adversely affected.

A shortage of qualified registered nursing staff, pharmacists and other professionals could adversely affect our ability to attract, train and retrain qualified personnel and could increase operating costs.

Our business relies significantly on its ability to attract and retain nursing staff, pharmacists and other professionals who possess the skills, experience and licenses necessary to meet the requirements of their job responsibilities. From time to time and particularly in recent years, there have been shortages of nursing staff, pharmacists and other professionals in certain local and regional markets. As such, we are often required to compete for personnel with other healthcare systems and our competitors. Our ability to attract and retain personnel depends on several factors, including our ability to provide them with engaging assignments and competitive salaries and benefits. We may not be successful in any of these areas.

In addition, where labor shortages arise in markets in which we operate, we may face higher costs to attract personnel, and we may have to provide them with more attractive benefit packages than originally anticipated or are being paid in other markets where such shortages don’t exist at the time. In either case, such circumstances could cause our profitability to decline. Finally, if we expand our operations into geographic areas where healthcare providers historically have unionized or unionization occurs in our existing geographic areas, negotiating collective bargaining agreements may have a negative effect on our ability to timely and successfully recruit qualified personnel and on our financial results. If we are unable to attract and retain nursing staff, pharmacists and other professionals, the quality of our services may decline and we could lose patients and referral sources.

Introduction of new drugs or accelerated adoption of existing lower margin drugs could cause us to experience lower revenues and profitability when prescribers prescribe these drugs for their patients or they are mandated by Plan Sponsors.

The pharmaceutical industry pipeline of new drugs includes many drugs that, over the long term, may replace older, more expensive therapies. As a result of such older drugs going off patent and being replaced by generic substitutes, new and less expensive delivery methods (such as when an infusion or injectable drug is replaced with an oral drug) or additional products are added to a therapeutic class, thereby increasing price competition among competing manufacturer’s products in that therapeutic category. In such cases, manufacturers have the ability to increase drug acquisition costs or lower the selling price of replaced products. This could have the effect of lowering our revenues and/or margins.

Any changes to our relationships with our discount card brokers or changes in their efforts could negatively impact our business and financial results.

We contract with over 95 marketing companies that provide pharmacy discount cards to the uninsured and underinsured. Depending on the amount of revenue generated by any broker agreement, one or more terminations could have a material and adverse effect on our business, financial condition and results of operations. The brokers we use are typically small, privately held marketing companies.

Several of the large chain pharmacies are heavily promoting their own store discount cards, which has had a negative impact on volume for the discount card business. Because of the reduced volume, some of our discount card brokers have reduced their efforts because response rates to their marketing campaigns have decreased. These decreases in volume could negatively impact our business and financial results.

Increases in costs to fulfill discount card claims could reduce our profitability.

The discount card portion of our PBM business relies on participating network pharmacies to fulfill drug prescriptions and reimburse us for the utilization of the card. Our fees are based on negotiated rates with the pharmacies. Should these fees decrease, operating profit will be reduced.

Delays in payment may adversely affect our working capital.

Our business is characterized by delays from the time we provide services to the time we receive payment for these services. If we have difficulty in obtaining documentation, experience information system problems or experience other issues that arise with Medicare or other payors, we may encounter additional delays in our payment cycle.

In addition, timing delays may cause working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in achieving our financial results and maintaining liquidity. It is possible that documentation support, system problems, Medicare or other provider issues or industry trends may extend our collection period, which may materially adversely affect our working capital, and our working capital management procedures may not successfully mitigate this risk.

Our ability to use net operating loss carryforwards to offset future taxable income for U.S. federal tax purposes is subject to limitation, and our issuance of common stock in the merger with Critical Homecare Solutions, Inc. (“CHS”) increased the risk that we could experience an “ownership change” in the future that could further limit our ability to utilize our net operating losses.

Under U.S. federal income tax law, a corporation’s ability to utilize its net operating losses (“NOLs”) to offset future taxable income may be significantly limited if it experiences an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. In general, an ownership change will occur if there is a cumulative change in a corporation’s ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change NOLs equal to the value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments). The annual limitation for a taxable year generally is increased by the amount of any “recognized built-in gains” for such year and the amount of any unused annual limitation in a prior year. Any limitation to our annual use of NOLs could require us to pay a greater amount of U.S. federal (and in some cases, state) income taxes, which could reduce our after-tax income from operations for future taxable years and adversely impact our financial condition.

Federal actions and legislation may reduce reimbursement rates from governmental payors and adversely affect our results of operations.

In August 2011, Congress passed a deficit reduction agreement that created a committee tasked with proposing legislation to reduce the federal deficit by November 23, 2011. Because the committee did not act, automatic Medicare cuts were scheduled to go into effect January 1, 2013. However, Congress passed legislation extending the time for such cuts by two months. Thus, Medicare reimbursement to providers was reduced overall by 2% (as part of sequestration) beginning April 1, 2013. The automatic spending cuts did not and will not have an impact on Medicaid reimbursement. The reductions in Medicare reimbursement have not yet been significant, although the magnitude of the impact on future results cannot yet be predicted and could have an adverse impact on our results of operations.

These reductions are in addition to reductions mandated by the Health Reform Law, which provides for material reductions in the growth of Medicare program spending. From time to time, CMS revises the reimbursement systems used to reimburse healthcare providers, which may result in reduced Medicare payments. Because most states must operate with balanced budgets and because the Medicaid program is often a state’s largest program, some states have enacted or may consider enacting legislation designed to reduce their Medicaid expenditures. Further, many states have also adopted, or are considering, legislation designed to reduce coverage and/or enroll Medicaid recipients in managed care programs. The current economic environment has increased the budgetary pressures on many states, and these budgetary pressures have resulted, and likely will continue to result, in decreased spending, or decreased spending growth, for Medicaid programs and the Children’s Health Insurance Program in many states.

In some cases, Third Party Payors rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from Third Party Payors. Current or future healthcare reform and deficit reduction efforts, changes in laws or regulations regarding government healthcare programs, other changes in the administration of government healthcare programs and changes to Third Party Payors in response to healthcare reform and other changes to government healthcare programs could have a material, adverse effect on our financial position and results of operations.

Acquisitions, strategic investments and strategic relationships involve certain risks.

We intend to pursue opportunistic strategic acquisitions of, or investments in, businesses and technologies. Acquisitions may entail numerous risks, including difficulties in assessing values for acquired businesses, intangible assets and technologies, difficulties in the assimilation of acquired operations and products, diversion of management’s attention from other business concerns, assumption of unknown material liabilities of acquired companies, amortization of acquired intangible assets which could reduce future reported earnings, and potential loss of clients or key employees of acquired companies. We may not be able to successfully fully integrate the operations, personnel, services or products that we have acquired or may acquire in the future. Strategic investments may also entail some of the risks described above. If these investments are unsuccessful, we may need to incur charges against earnings. We may also pursue a number of strategic relationships. These relationships and others we may enter into in the future may be important to our business and growth prospects. We may not be able to maintain these relationships or develop new strategic alliances.

We may not be able to identify suitable acquisition candidates or business and investment opportunities.

We intend to continue to explore strategic alternatives and identify new business acquisition opportunities. We may not be able to identify such new business acquisition opportunities or strategic alternatives to continue to execute our strategy.

Strategic investments, relationships and alternatives involve certain risks, and we may incur significant costs in connection with our evaluation of new business opportunities and suitable acquisition candidates.

Our management intends to identify, analyze and evaluate potential new business opportunities, including possible acquisition and merger candidates. We may incur significant costs, such as due diligence and legal and other professional fees and expenses, as part of these efforts. Notwithstanding these efforts and expenditures, we may not be able to identify an appropriate new business opportunity, or any acquisition opportunity, in the near term, or at all.

We may face liabilities relating to the sale of the Home Health Business.

We are still subject to potential liabilities relating to the sale of the Home Health Business. Under the terms of the Home Health Stock Purchase Agreement, we are obligated to indemnify the Home Health Buyer against certain potential liabilities related to operations prior to the sale and for breaches of representations, warranties and covenants under the Home Health Stock Purchase Agreement.

Our acquisition strategy exposes us to a variety of operational and financial risks.

A principal element of our business strategy has been to grow by acquiring other companies and assets in the home infusion and complementary businesses. Growth, especially rapid growth, through acquisitions exposes us to a variety of operational and financial risks. We summarize the most significant of these risks below.

Integration risks.  We must integrate our acquisitions with our existing operations. This process includes the integration of the various components of our business and of the businesses we have acquired or may acquire in the future, including the following:

•	healthcare professionals and employees who are not familiar with our policies and procedures;
•	clients who may terminate their relationships with us;
•	key employees who may seek employment elsewhere;
•	patients who may elect to switch to another healthcare provider;
•	regulatory compliance programs; and
•	disparate operating, information and record keeping systems and technology platforms;

Integrating an acquisition could be expensive and time consuming and could disrupt our ongoing business, negatively affect cash flow and distract management and other key personnel from day-to-day operations.

We may not be able to combine successfully the operations of recently acquired companies with our operations, and, even if such integration is accomplished, we may never realize the potential benefits of the acquisition. The integration of acquisitions requires significant attention from management, may impose substantial demands on our operations or other projects and may impose challenges on the combined business including, but not limited to, consistencies in business standards, procedures, policies and business cultures. If we fail to complete ongoing integration efforts, we may never fully realize the potential benefits of the related acquisitions.

Benefits may not materialize.  When evaluating potential acquisition targets, we identify potential synergies and cost savings that we expect to realize upon the successful completion of the acquisition and the integration of the related operations. We may, however, be unable to achieve or may otherwise never realize the expected benefits. Our ability to realize the expected benefits from improvements to companies we acquire are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, such as changes to government regulation governing or otherwise impacting our industry, reductions in reimbursement rates from Third Party Payors, reductions in service levels under our contracts, operating difficulties, client preferences, changes in competition and general economic or industry conditions. If we are unsuccessful in implementing these improvements or if we do not achieve our expected results, it may adversely impact our results of operations.

Assumptions of unknown liabilities.  Companies that we acquire may have unknown or contingent liabilities, including, but not limited to, liabilities for failure to comply with healthcare laws and regulations. We may incur material liabilities for the past activities of acquired operations. Such liabilities and related legal or other costs and/or resulting damage to our reputation could negatively impact our business through lower-than-expected operating results, charges for impairment of acquired intangible assets or otherwise.

Competing for acquisitions.  We face competition for acquisition candidates primarily from other home infusion and other healthcare companies. Some of our competitors have greater resources than we do. As a result, we may pay more to acquire a target business or may agree to less favorable deal terms than we would have otherwise. Accurately assessing the value of acquisition candidates is often very challenging. Also, suitable acquisitions may not be available due to unfavorable terms.

Further, the cost of an acquisition could result in a dilutive effect on our results of operations, depending on various factors, including the amount paid for in an acquisition, the acquired entity’s results of operations, the fair value of assets acquired and liabilities assumed, effects of subsequent legislation and limits on rate increases.

Improving financial results.  Some of the operations we have acquired or may acquire in the future may have had significantly lower operating margins than our current operations. If we fail to improve the operating margins of the companies we acquire, operate such companies profitably or effectively integrate the operations of the acquired companies, our results of operations could be negatively impacted.

Contract renewals, or lack thereof, with key revenue sources and key business relationships could result in less favorable pricing, loss of exclusivity, and or reduced distribution and access to customers, which could have an adverse effect on our business, financial condition and results of operations.

We are renegotiating, on a rolling basis, contracts and business relationships with key revenue sources, including Third Party Payors, Plan Sponsors, network pharmacies, and discount card brokers. Our future growth and success depends on our ability to maintain these relationships and renew such contracts on acceptable terms. However, we may not be able to continue to maintain these relationships which grant us access to certain customers and distribution channels. Any break in these key business relationships could result in lost contracts and reduce our access to certain customers and distribution channels. Further, when such contracts near expiration, we may not be able to successfully renegotiate acceptable terms. Any increase in pricing or loss of exclusivity could result in reduced margins. Accordingly, it is possible that our ongoing efforts to renew contracts and business relationships with such key revenue sources as Third Party Payors, Plan Sponsors, network pharmacies and discount card brokers could result in less favorable pricing, loss of exclusivity or even reduced access to customers and distribution channels, any of which could have an adverse effect on our business, financial condition and results of operations. As discussed in the risk factor titled “PBM client demands for enhanced service levels or possible loss or unfavorable modification of contracts with clients or providers could adversely affect our business, financial condition and results of operations,” even when such contracts are renewed, they may renewed for only a short term or may be terminable on relatively short notice.

USE OF PROCEEDS

We will not receive any proceeds from this exchange offer. Because we are exchanging the old notes for the new notes, which have substantially identical terms, the issuance of the new notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement.

Net proceeds from the offering of the old notes were approximately $194.5 million. Pursuant to the terms of the Second Amendment, we used such net proceeds to repay $59.3 million of our Revolving Credit Facility and $135.2 million related to the Term Loans Facilities.

RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)
(UNAUDITED)

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. For purposes of this calculation, “earnings” consist of income before income taxes plus fixed charges. “Fixed charges” consist of the sum of interest expense and the component of rental expense believed by management to be representative of the interest factor for those amounts. Except as set forth below, earnings in each of the periods indicated were adequate to cover fixed charges. The coverage deficiency for each period is specified below, if applicable.

	Year Ended December 31,
	2014	2013	2012	2011	2010
FIXED CHARGES:
Interest expensed and capitalized	$38,539	$28,198	$26,068	$25,544	$23,561
Amortized premiums, discounts and capitalized expenses (included above)	—	—	—	—	—
Estimate of interest within rental expense	—	—	—	—	—
Preference security dividend	—	—	—	—	—
Total Fixed Charges	$38,539	$28,198	$26,068	$25,544	$23,561
EARNINGS:
Pretax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	$(131,991)	$(54,468)	$(19,392)	$(8,549)	$(28,047)
Fixed Charges	38,539	28,198	26,068	25,544	23,561
Distributed income of equity investees	—	—	—	—	—
Total Earnings	$(93,452)	$(26,270)	$6,676	$16,995	$(4,486)
Ratio of Earnings to Combined Fixed Charges	(2.42)	(0.93)	0.26	0.67	(0.19)

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2014. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2014, as amended, which is incorporated by reference into this prospectus.

As of December 31, 2014
(in thousands)
Cash and cash equivalents	$740
Debt:
Revolving Credit Facility(1)	5,000
Delayed Draw Term Loan Facility and Term Loan B Facility(1)	222,757
Senior Notes due 2021, net of unamortized discount(2)	195,462
Other, mainly capital leases	584
Total debt	$423,803
Total stockholders’ equity	216,805
Total capitalization	$640,608

(1)	On July 31, 2013, the Company entered into (i) a senior secured first-lien revolving credit facility in an aggregate principal amount of $75.0 million (the “Revolving Credit Facility”), (ii) a senior secured first-lien term loan B in an aggregate principal amount of $250.0 million (the “Term Loan B Facility”) and (iii) a senior secured first-lien delayed draw term loan B in an aggregate principal amount of $150.0 million with SunTrust Bank, Jefferies Finance LLC and Morgan Stanley Senior Funding, Inc.
(2)	On February 11, 2014, the Company issued $200.0 million aggregate principal amount of the 2021 Notes. The 2021 Notes are senior unsecured obligations of the Company and are fully and unconditionally guaranteed by all existing and future subsidiaries of the Company. Interest on the 2021 Notes accrues at a fixed rate of 8.875% per annum and is payable in cash semi-annually, in arrears, on February 15 and August 15 of each year.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below should be read in conjunction with, and is qualified in its entirety by reference to, ``Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, the related notes and the other financial information included in our Annual Report on Form 10-K for the year ended December 31, 2014, as amended, which is incorporated by reference into this prospectus. Acquisitions during the periods below include CHS beginning March 2010, DS Pharmacy beginning July 2010, InfuScience beginning August 2012, HomeChoice beginning February 2013 and CarePoint Business beginning August 2013. Divestitures during this period include the Pharmacy Services Asset Sale in February 2012 and the sale of substantially all of the Home Health Business in March 2014. All historical amounts have been restated to reclassify amounts directly associated with these divested operations as discontinued operations. The amounts below are not necessarily indicative of what the actual results would have been if the Pharmacy Services Asset Sale and the sale of the Home Health Business were divested at the beginning of the period.

	December 31,
Balance Sheet Data	2014	2013	2012	2011	2010
	(in thousands)
Working capital(1)	$25,902	$51,891	$122,352	$31,603	$(2,224)
Total assets(2)	824,713	871,900	579,131	557,831	530,016
Total debt	423,803	435,579	226,379	293,459	306,469
Stockholders’ equity	216,805	354,583	293,409	215,279	200,101
Total assets of discontinued operations	—	64,958	63,245	119,271	133,971

	Year Ended December 31,
Statement of Operations Data	2014	2013	2012	2011	2010
	(in thousands, except per share amounts)
Revenue	$984,055	$769,458	$593,447	$484,871	$375,920
Gross profit	261,066	243,613	195,902	184,150	134,384
Selling, general and administrative expenses	239,810	209,627	162,879	145,457	117,261
Change in fair value of contingent consideration	(7,364)	(5,786)	—	—	—
Bad debt expense	79,574	19,625	13,201	10,418	6,257
Acquisition and integration expenses(3)	17,924	16,130	4,046	—	5,924
Restructuring and other expenses(4)	15,646	7,718	5,143	7,904	3,952
Amortization of intangibles	6,555	6,671	3,957	3,376	2,522
Income (loss) from operations	(91,079)	(10,372)	6,676	16,995	(1,532)
Interest expense, net	38,539	28,198	26,068	25,544	23,561
Loss on extinguishment of debt(5)	2,373	15,898	—	—	2,954
Income (loss) from continuing operations, before income taxes	(131,991)	(54,468)	(19,392)	(8,549)	(28,047)
Income tax expense (benefit)(6)	11,391	2,253	(7,117)	(2,977)	45,201
Loss from continuing operations, net of income taxes	(143,382)	(56,991)	(12,275)	(5,572)	(73,248)
Loss from discontinued operations, net of income taxes	(4,086)	(12,663)	76,982	13,444	4,106
Net (loss) income	$(147,468)	$(69,654)	$64,707	$7,872	$(69,142)
Loss per common share:
Loss from continuing operations, basic and diluted	$(2.09)	$(0.89)	$(0.22)	$(0.10)	$(1.45)
Income (loss) from discontinued operations, basic and diluted	$(0.06)	$(0.19)	$(1.37)	$0.24	$0.08
Net income (loss), basic and diluted(7)	$(2.15)	$(1.08)	$1.15	$0.14	$(1.37)
Weighted average common shares outstanding, basic and diluted	$68,476	$64,560	$56,239	$54,505	$50,374

(1)	Working capital calculation excludes current assets from discontinued operations and current liabilities from discontinued operations as of December 31, 2013, 2012, 2011 and 2010.
(2)	Total assets excludes total assets of discontinued operations as of December 31, 2013, 2012, 2011 and 2010.
(3)	Acquisition and integration expenses are related to the acquisitions of the CarePoint Business (acquired August 23, 2013), HomeChoice (February 1, 2013), InfuScience (July 31, 2012), DS Pharmacy (July 29,

2010) and CHS (March 25, 2010) as well as costs associated with the divestiture resulting from the Pharmacy Services Asset Sale (February 1, 2012) and the sale of the Home Health Business (March 31, 2014).
(4)	Restructuring and other expenses are related to our strategic assessment and related restructuring plans consisting primarily of employee severance and other benefit-related costs, third-party consulting costs and facility-related costs. Other costs include training and transitional costs, redundant salaries and certain fees incurred as a result of restructuring.
(5)	The total loss on extinguishment of debt in 2010 was $9.6 million of which $6.6 million is included in loss from discontinued operations.
(6)	The income tax expense of $45.2 million in 2010 relates to the recognition of a valuation allowance on deferred tax assets.
(7)	The net income (loss) per diluted share excludes the effect of all common stock equivalents for all years as their inclusion would be anti-dilutive to loss per share from continuing operations.

DESCRIPTION OF OTHER INDEBTEDNESS

The following summary of certain provisions of the documents governing our Senior Credit Facilities does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Senior Secured First Lien Credit Agreement

On July 31, 2013, we entered into (i) a senior secured first-lien revolving credit facility in an aggregate principal amount of $75.0 million (the “Revolving Credit Facility”), (ii) a senior secured first-lien term loan B in an aggregate principal amount of $250.0 million (the “Term Loan B Facility”) and (iii) a senior secured first-lien delayed draw term loan B in an aggregate principal amount of $150.0 million (the “Delayed Draw Term Loan Facility” and, together with the Revolving Credit Facility and the Term Loan B Facility, the “Senior Credit Facilities”) with SunTrust Bank, Jefferies Finance LLC and Morgan Stanley Senior Funding, Inc. The advances under the Senior Credit Facilities bear interest at a floating rate or rates equal to the Eurodollar rate plus 5.25% or the base rate plus 4.25% as specified in the Senior Credit Facilities. As of December 31, 2014, the interest rate was approximately 7.5% for the Revolving Credit Facility and approximately 6.5% for the Term Loan B Facility and Delayed Draw Term Loan Facility. The interest rates applicable to the Revolving Credit Facilities may vary in the future depending on the Company’s consolidated net leverage ratio.

The Revolving Credit Facility matures on July 31, 2018 at which time all principal amounts outstanding are due and payable. The Term Loan B Facility and the Delayed Draw Term Loan Facility each mature on July 31, 2020 and require equal consecutive quarterly repayments of 1.25% of the original principal amount funded commencing on December 31, 2013. Once repaid, amounts under Term Loan B Facility and the Delayed Draw Term Loan Facility may not be reborrowed. The Senior Credit Facilities are secured by substantially all of our and our subsidiaries’ assets.

The Senior Credit Facilities contain customary events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross-defaults to material indebtedness and events constituting a change of control. The occurrence of certain events of default may increase the applicable rate of interest by 2% and could result in the acceleration of our obligations under the Senior Credit Facilities to pay the full amount of the obligations. If we draw down in excess of 25% of the available borrowing capacity under the Revolving Credit Facility (5%, beginning with the quarter ending June 30, 2015), the net leverage covenants under the Revolving Credit Facility will become applicable such that our consolidated net leverage ratio will not be permitted to exceed certain thresholds so long as borrowings under the Revolving Credit Facility continue to exceed 25% of the available borrowing capacity thereunder (5%, beginning with the quarter ending June 30, 2015). The required maximum consolidated net leverage ratio thresholds for the Revolving Credit Facility are defined for each measurement quarter. The Term Loan B Facility and Delayed Draw Term Loan Facility are not subject to any financial covenants.

On December 23, 2013, we entered into the First Amendment to the Senior Credit Facilities, pursuant to which the Company obtained the consent of the required lenders under the Senior Credit Facilities to enter into the Settlement Agreement and to begin making payments thereunder in accordance with its terms.

On January 31, 2014, we entered into the Second Amendment (the “Second Amendment”) to the Senior Credit Facilities, which, among other things (i) provided additional flexibility with respect to compliance with the maximum net leverage ratio for the fiscal quarters ending December 31, 2013 through and including December 31, 2014, (ii) provided additional flexibility under the indebtedness covenants to permit (x) up to $150 million of second-lien debt and (y) up to $250 million of unsecured bonds, provided that 100% of the net proceeds are applied first to the Revolving Credit Facility, with no corresponding permanent commitment reduction, and then to the Term Loan B Facility, (iii) provides the requisite flexibility to sell non-core assets, subject to the satisfaction of certain conditions, and (iv) increased the applicable interest rates for the Senior Credit Facilities until the occurrence of certain triggering events. The partial repayments of the Senior Credit Facilities as a result of the issuance of the old notes and from the sale of the Home Health Business triggered a pricing decrease that resulted in the interest rates reverting to their pre Second Amendment levels.

On March 1, 2015, we entered into the Third Amendment (the “Third Amendment”) to the Senior Credit Facilities, which, among other things (i) provides additional flexibility with respect to compliance with the maximum net leverage ratio for the fiscal quarters ending March 31, 2015 through and including March 31, 2016, (ii) reduces the revolver covenant triggering event from 25% of the aggregate revolving commitment amount to 5% of the aggregate revolving commitment amount beginning with the quarter ending June 30, 2015, and (iii) provides for certain additional financial reporting by the Company. You should refer to the full text of the Third Amendment, which has been filed with the SEC as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 2, 2015, and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, for all of the terms thereof.

Outstanding Senior Notes due 2021

We issued the old notes pursuant to an indenture with the Guarantors named therein and U.S. Bank National Association, as trustee. Set forth below is a summary of the terms of the notes. You should refer to the indenture, which has been filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 11, 2014, and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, for all of the terms thereof. See “Description of the Notes.”

Principal, Maturity and Interest

We issued $200.0 million in aggregate principal amount of old notes on February 11, 2014. The old notes were issued in denominations of $2,000 and integral multiples of $1,000. The notes mature on February 15, 2021.

Interest on the notes accrues at the rate of 8.875% per annum and is payable semiannually in arrears on February 15 and August 15, commencing on August 15, 2014. Interest on overdue principal, interest and additional interest, if any, accrues at the then applicable interest rate on the notes. The Company will make each interest payment to the holders of record on the immediately preceding February 1 or August 1.

Interest on the notes accrues from the date of original issuance or, if interest has already been paid or duly provided for, from the date it was most recently paid or duly provided for. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

All payments on the notes is payable at the office or agency of the trustee within the City and State of New York unless the Company elects to make interest payments due on an interest payment date by check mailed to the persons entitled thereto at their address set forth in the register of holders, provided, that if a holder of notes has given wire transfer instructions to the paying agent at least five business days prior to an interest payment date, the Company will pay all interest and additional interest, if any, on, that holder’s notes due on an interest payment date in accordance with those instructions, and provided further, that all payments on the notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the holder or holders thereof.

Paying Agent and Registrar for the Notes

The trustee acts as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company will not be required to transfer or exchange any note selected for redemption, except the unredeemed portion of any note being redeemed in part. Also, the Company will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

The notes are guaranteed by each of the Company’s current and future wholly owned Domestic Subsidiaries (as defined under “Description of the Notes”) that guarantees the Senior Credit Facilities. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Relating to the Notes — Federal and state statutes could allow courts, under specific circumstances, to void the subsidiary guarantees, subordinate claims in respect of the notes and require note holders to return payments received from subsidiary guarantors, and void the guarantees under our Senior Credit Facilities.” A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and
(2)	either:
(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger unconditionally assumes all the obligations of that Guarantor under its Note Guarantee and the indenture pursuant to a supplemental indenture; or
(b)	the Net Proceeds (as defined under “Description of the Notes”) of such sale or other disposition are applied, if required, in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor is released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor, by way of merger, consolidation or otherwise, to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary (as defined under “Description of the Notes”) of the Company, if the sale or other disposition does not violate the “Asset Sales” provisions of the indenture;
(2)	in connection with any sale or other disposition of Capital Stock (as defined under “Description of the Notes”) of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sales” provisions of the indenture and the Guarantor ceases to be a Restricted Subsidiary of the Company as a result of the sale or other disposition;
(3)	if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary (as defined under “Description of the Notes”) in accordance with the applicable provisions of the indenture;
(4)	upon the release or discharge of the guarantee of such Guarantor under the Senior Credit Facilities, except a discharge or release of the guarantee by or as a result of payment under such guarantee (it being understood that if any such Guarantor is so reinstated under the Senior Credit Facilities, such Guarantor’s Note Guarantee shall also be reinstated); or
(5)	upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture as provided under “Description of Notes” under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge.”

Optional Redemption

At any time prior to February 15, 2017 the Company may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of notes issued under the indenture, upon not less than 30 nor more than 60 days’ notice, at a redemption price of 108.875% of the principal amount of the notes redeemed, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the rights of holders of notes on a relevant record date to receive interest on an interest payment date occurring on or prior to the redemption date), with the net cash proceeds of one or more Equity Offerings (as defined under “Description of the Notes”)

by the Company or a contribution to the Company’s common equity capital made with the net cash proceeds of a concurrent Equity Offering by any direct or indirect parent company of the Company; provided that:

(1)	at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Company, any direct or indirect parent of the Company and its Affiliates) (as defined under “Description of the Notes”) remain outstanding immediately after the occurrence of such redemption; and
(2)	the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Except pursuant to the preceding paragraph and the second succeeding paragraph, the notes will not be redeemable at the Company’s option prior to February 15, 2017.

On or after February 15, 2017, the Company may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and additional interest, if any, on the notes redeemed, to the applicable date of redemption, if redeemed during the 12-month period beginning on February 15 of the years indicated below, subject to the rights of holders of notes on a relevant record date to receive interest on an interest payment date occurring on or prior to the redemption date:

Year	Percentage
2017	106.656%
2018	104.438%
2019	102.219%
2020 and thereafter	100.000%

Before February 15, 2017, the Company may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to the date of redemption, subject to the rights of holders of notes on a relevant record date to receive interest due on an interest payment date occurring on or prior to the redemption date.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of (i) 1.0% of the principal amount of such note; or (ii) the excess of (A) the present value at such redemption date of (i) the redemption price of the note at February 15, 2017 (such redemption price being set forth in the table appearing above), plus (ii) all required interest payments due on the note through February 15, 2017 (excluding accrued but unpaid interest to such redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (B) the principal amount of such note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to February 17, 2017; provided, however, that if the period from the redemption date to February 15, 2017 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

On February 11, 2014, we issued and sold the old notes to the initial purchasers without registration under the Securities Act pursuant to the exception set forth in Section 4(a)(2) of the Securities Act. The initial purchasers subsequently sold the old notes to qualified institutional buyers in reliance on Rule 144A and Regulation S under the Securities Act. Because the old notes are subject to transfer restrictions, we entered into registration rights agreements under which we agreed to use our reasonable best efforts to:

•	prepare and file with the SEC the registration statement of which this prospectus is a part;
•	cause the registration statement to become effective; and
•	file a shelf registration statement for the resale of the old notes if the registration statement is not declared effective by May 7, 2015 and in certain other circumstances.

The registration statement is intended to satisfy our exchange offer obligations under the registration rights agreements.

Under existing interpretations of the SEC, we believe that the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents that:

•	it is acquiring the new notes in the ordinary course of its business;
•	it has no arrangement or understanding with any person to participate in the distribution of the new notes and is not participating in, and does not intend to participate in, the distribution of such new notes;
•	it is not an affiliate of us, as that term is interpreted by the SEC; and
•	it is not engaged in, and does not intend to engage in, a distribution of the new notes.

However, each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making or other trading activities (a “participating broker dealer”) will have a prospectus delivery requirement with respect to resales of such new notes. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes (other than a resale of an unsold allotment from the original sale of the old notes) with this prospectus. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of the new notes. See “Plan of Distribution.”

The form and terms of the new notes are substantially the same as the form and terms of the old notes, except that the new notes will be registered under the Securities Act; will not bear restrictive legends restricting their transfer under the Securities Act; will not be entitled to the registration rights that apply to the old notes; and will not contain provisions relating to increased interest rates in connection with the old notes under circumstances related to the timing of the exchange offer.

The new notes will evidence the same debt as the old notes. The new notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. For a description of the indenture, see “Description of the Notes.”

If we and the guarantors fail to meet certain specified deadlines under the registration rights agreement, we will be obligated to pay an increased interest rate on the old notes.

A copy of the registration rights agreement has been filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on February 11, 2014 and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

We are offering to exchange an aggregate principal amount of up to $200.0 million of our new notes for a like amount of our old notes. The old notes must be tendered properly in accordance with the conditions set forth in this prospectus and the accompanying letter of transmittal on or prior to the expiration date and not withdrawn as permitted below. The exchange offer is not conditioned upon holders tendering a minimum principal amount of old notes. As of the date of this prospectus, all of the old notes are outstanding.

Old notes tendered in the exchange offer must be in denominations of the principal amount of $2,000 and any integral multiple of $1,000 in excess thereof.

Holders of the old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. If you do not tender your old notes or if you tender old notes that we do not accept, your old notes will remain outstanding and continue to accrue interest and you will be entitled to the rights and benefits holders have under the indenture relating to the old notes and the new notes. Existing transfer restrictions would continue to apply to such old notes. See “Risk Factors — If you fail to exchange your old notes for new notes your old notes will continue to be subject to restrictions on transfer and may become less liquid” for more information regarding old notes outstanding after the exchange offer.

None of us or the Guarantors, or our respective boards of directors or management, recommends that you tender or not tender old notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if you decide to tender, the aggregate amount of old notes to tender.

The expiration date is 5:00 p.m., New York City time, on June 9, 2015, or such later date and time to which the exchange offer is extended.

We have the right, in accordance with applicable law, at any time:

•	to delay the acceptance of the old notes;
•	to terminate the exchange offer and not accept any old notes for exchange if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied;
•	to extend the expiration date of the exchange offer and retain all old notes tendered in the exchange offer other than those notes properly withdrawn; and
•	to waive any condition or amend the terms of the exchange offer in any manner.

If we materially amend the exchange offer, we will as promptly as practicable distribute a prospectus supplement to the holders of the old notes disclosing the change and extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

If we exercise any of the rights listed above, we will as promptly as practicable give oral or written notice of the action to the exchange agent and will make a public announcement of such action. In the case of an extension, an announcement will be made no later than 9:00 a.m., New York City time on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

During an extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them promptly after the expiration or termination of the exchange offer.

We will accept all old notes validly tendered and not withdrawn. Promptly after the expiration date, we will issue new notes registered under the Securities Act to the exchange agent.

The exchange agent might not deliver the new notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents.

We will be deemed to have exchanged old notes validly tendered and not withdrawn when we give oral or written notice to the exchange agent of our acceptance of the tendered old notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is our agent for receiving tenders of old notes, letters of transmittal and related documents.

In tendering old notes, you must warrant in the letter of transmittal or in an agent’s message (described below) that:

•	you have full power and authority to tender, exchange, sell, assign and transfer old notes;
•	we will acquire good, marketable and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and other encumbrances; and
•	the old notes tendered for exchange are not subject to any adverse claims or proxies.

You also must warrant and agree that you will, upon request, execute and deliver any additional documents requested by us or the exchange agent to complete the exchange, sale, assignment and transfer of the old notes.

Additionally, each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Procedures for Tendering Old Notes

Valid Tender

We have forwarded to you, along with this prospectus, a letter of transmittal relating to this exchange offer. The letter of transmittal is to be completed by a holder of old notes either if (1) a tender of old notes is to be made by delivering physical certificates for such old notes to the exchange agent or (2) a tender of old notes is to be made by book-entry transfer to the account of the exchange agent at DTC.

Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or
•	in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the old notes acknowledges and agrees to be bound by the terms of, and to make all of the representations contained in, the letter of transmittal, which computer-generated message shall be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date or such other internal deadline set by DTC as the case may be.

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal; or
•	the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described below, or you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive the letter of transmittal and other required documents at the address set forth below under the caption “— Exchange Agent” before expiration of the exchange offer, or the tendering holder must comply with the guaranteed delivery procedures set forth in “— Guaranteed Delivery Procedures” below. To receive confirmation of valid tender of old notes, a holder should contact the exchange agent at the telephone number listed under the caption “— Exchange Agent.”

A tender by a holder that is accepted by us and not withdrawn before expiration of the exchange offer will constitute a binding agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Only a registered holder of old notes may tender the old notes in the exchange offer. If you tender fewer than all of your old notes, you should fill in the amount of notes tendered in the appropriate box on the letter of transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of the certificates for the old notes, the letter of transmittal and all other required documents is at the election and sole risk of the holders. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or old notes should be sent directly to us. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

If you beneficially own old notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your old notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the old notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

If the applicable letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old note without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of his or her authority to so act.

Holders should receive copies of the letter of transmittal with the prospectus. A holder may obtain additional copies of the letter of transmittal for the old notes from the exchange agent at its offices listed under the caption “— Exchange Agent.”

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution unless the old notes surrendered for exchange are tendered:

•	by a registered holder of old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or
•	for the account of an eligible institution.

An “eligible institution” is a firm or other entity which is identified as an “Eligible Guarantor Institution” in Rule 17Ad-15 under the Exchange Act, including:

•	a bank;
•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;
•	a credit union;
•	a national securities exchange, registered securities association or clearing agency; or
•	a savings association.

If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

DTC Book-Entry Transfers

For tenders by book-entry transfer of old notes cleared through DTC, the exchange agent will make a request to establish an account at DTC for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the Automated Tender Offer Program, or ATOP, procedures to tender old notes. Accordingly, any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer those old notes into the exchange agent’s account in accordance with its ATOP procedures for transfer.

Notwithstanding the ability of holders of old notes to effect delivery of old notes through book-entry transfer at DTC, the letter of transmittal or a facsimile thereof, or an agent’s message in lieu of the letter of transmittal, with any required signature guarantees and any other required documents must be transmitted to and received by the exchange agent prior to the expiration date at the address given below under “— Exchange Agent.” In this context, the term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering old notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Guaranteed Delivery Procedures

If a registered holder of the outstanding notes desires to tender outstanding notes and the outstanding notes are not immediately available, or time will not permit that holder’s outstanding notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	such tender is made through an eligible institution,
•	prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent has received from such eligible institution a validly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us (by facsimile transmission, mail or hand delivery) or an agent’s message with respect to guaranteed delivery, setting forth the name and address of the holder of old notes and the amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange (“NYSE”) trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, together with a properly completed and duly executed letter of transmittal (or facsimile of such letter) or a book-entry confirmation for old notes held in book-entry form together with an agent’s message instead of the letter of transmittal, as the case may be, with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and
•	the certificates for all physically tendered old notes, in proper form for transfer, together with a properly completed and duly executed letter of transmittal (or facsimile of such letter) or a book-entry confirmation for old notes held in book-entry form together with an agent’s message instead of the letter of transmittal, as the case may be, with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Determination of Validity

We will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange and withdrawal of any tendered old notes. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of old notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of old notes for exchange within such reasonable period of time as we will determine, unless we waive the defects or irregularities. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any defects or irregularities in tenders nor will we or they be liable for failing to give any such notice.

We reserve the absolute right, in our sole and absolute discretion:

•	to reject any tenders determined to be in improper form or unlawful;
•	to waive any of the conditions of the exchange offer; and
•	to waive any condition or irregularity in the tender of old notes by any holder.

Any waiver to the exchange offer will apply to all old notes tendered.

Resales of New Notes

Based on existing SEC interpretations issued to third parties in unrelated transactions, we believe that the new notes will be freely transferable by holders other than affiliates of us after the registered exchange offer without further registration under the Securities Act if the holder of the new notes is acquiring the new notes in the ordinary course of its business, has no arrangement or understanding with any person to participate in the distribution of the new notes and is not an affiliate of us, as such terms are interpreted by the SEC; provided that broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such new notes. While the SEC has not taken a position with respect to this particular transaction, under existing SEC interpretations relating to transactions structured substantially like the exchange offer, participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes (other than a resale of an unsold allotment of the notes) with the prospectus contained in the exchange offer registration statement. We will not seek our own interpretive letter. As a result, we cannot assure you that the staff will take the same position on this exchange offer as it did in interpretive letters to other parties in similar transactions.

By tendering old notes, the holder, other than participating broker-dealers, as defined below, of those old notes will represent to us that, among other things:

•	the new notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving the new notes, whether or not that person is the holder;
•	neither the holder nor any other person receiving the new notes is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” (as defined under the Securities Act) of the new notes; and
•	neither the holder nor any other person receiving the new notes is an “affiliate” (as defined under the Securities Act) of us.

If any holder or any such other person is an “affiliate” of us or is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” of the new notes, such holder or other person:

•	may not rely on the applicable interpretations of the staff of the SEC referred to above; and
•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes must represent that the old notes to be exchanged for the new notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the new notes. Any such broker-dealer is referred to as a “participating broker-dealer.” However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” (as defined under the Securities Act). If a broker-dealer acquired old notes as a result of market-making or other trading activities, it may use this prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of new notes received in exchange for the old notes pursuant to the exchange offer. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Withdrawal Rights

You can withdraw tenders of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent. The notice of withdrawal must:

•	specify the name of the person tendering the old notes to be withdrawn;
•	identify the old notes to be withdrawn, including the total principal amount of old notes to be withdrawn; and
•	where certificates for old notes are transmitted, the name of the registered holder of the old notes if different from the person withdrawing the old notes.

If you delivered or otherwise identified old notes to the exchange agent, you must submit the serial numbers of the old notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of old notes tendered for the account of an eligible institution. If you tendered old notes as a book-entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and you must deliver the notice of withdrawal to the exchange agent and otherwise comply with the procedures of the facility. You may not rescind withdrawals of tender; however, properly withdrawn old notes may again be tendered by following one of the procedures described under “— Procedures for Tendering Old Notes” above at any time prior to 5:00 p.m., New York City time, on the expiration date.

We will determine all questions regarding the form of withdrawal, validity, eligibility, including time of receipt, and acceptance of withdrawal notices. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will we be liable for failing to give any such notice.

Withdrawn old notes will be returned to the holder after withdrawal. In the case of old notes tendered by book-entry transfer through DTC, the old notes withdrawn or not exchanged will be credited to an account maintained with DTC. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to the holder.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes, and we may terminate or amend the exchange offer, if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine that:

•	the new notes to be received will not be tradable by the holder without restriction under the Securities Act and the Exchange Act;
•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation or policy of the staff of the SEC; or
•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that would reasonably be expected to impair our ability to proceed with the exchange offer.

The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, whenever or as many times as we choose, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose. However, any such condition, other than any involving government approval, must be satisfied or waived before the expiration of the offer. If we determine that a waiver of conditions materially changes the exchange offer, the prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under “— Terms of the Exchange Offer.”

In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes.

If we terminate or suspend the exchange offer based on a determination that the exchange offer violates applicable law or SEC policy, the registration rights agreements require that we, as soon as practicable after such determination, use all commercially reasonable efforts to cause a shelf registration statement covering the resale of the old notes to be filed and declared effective by the SEC. See “— Registration Rights and Additional Interest on the Old Notes.”

Exchange Agent

We appointed U.S. Bank National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance and for additional copies of this prospectus or of the letter of transmittal to the exchange agent at the following address:

By Mail, Overnight Courier or Hand:
U.S. Bank National Association

111 Fillmore Avenue East
St. Paul, MN 55107
Telephone: (800) 934-6802
Facsimile: (651) 466-7367
Attn: Specialized Finance Unit

If you deliver letters of transmittal and any other required documents to an address or facsimile number other than those listed above, your tender is invalid.

Fees and Expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the new notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of old notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of old notes pursuant to the exchange offer.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person.

Accounting Treatment

The new notes will be recorded at the same carrying value as the old notes. Accordingly, we will not recognize any gain or loss for accounting purposes for the exchange transaction. We intend to amortize the debt issuance costs of the exchange offer and issuance of the old notes over the term of the new notes.

Registration Rights and Additional Interest on the Old Notes

If:

•	applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer contemplated by this prospectus; or
•	for any other reason this registration statement is not declared effective by May 7, 2015; or
•	within 20 business days of the consummation of the exchange offer:
•	any initial purchaser of the old notes requests that we register old notes that are held by it following consummation of the exchange offer;
•	any holder of old notes notifies us that it is prohibited by law or SEC policy from participating in the exchange offer;
•	any holder of old notes notifies us that it may not resell the new notes acquired by it in the exchange offer without restriction under federal securities laws (other than due solely to the status of such holder as an affiliate of ours or within the meaning of the Securities Act); or
•	any holder that is a broker-dealer notifies us that it holds old notes acquired directly from us or any of our affiliates.

we will, subject to certain conditions, at our cost:

•	as promptly as practicable but no later than the deadline provided for in the registration rights agreement, file a shelf registration statement covering resales of the old notes or the new notes, as the case may be;
•	use our commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act no later than the deadline provided for in the registration rights agreement; and
•	use our commercially reasonable efforts to keep the shelf registration statement effective for the time period provided for in the registration rights agreement.

If:

•	this registration statement has not been filed (or in lieu thereof, we have not filed a shelf registration statement) on or prior to the deadline provided for in the registration rights agreement;
•	this registration statement (or in lieu thereof, the shelf registration statement) has not been declared effective on or prior to the deadline provided for in the registration rights agreement;
•	if applicable, we have not exchanged new notes for all old notes validly tendered in accordance with the terms of this exchange offer on or prior to the deadline provided for in the registration rights agreement;
•	if applicable, this registration statement ceases to be effective at any time prior to the time that the exchange offer has been consummated; or
•	if applicable, the shelf registration statement ceases to be effective at any time during the time period provided for in the registration rights agreement and is not declared effective again within 30 days (subject to certain exceptions) (each such event is referred to as a “registration default”), then additional interest will accrue on the old notes (in addition to the stated interest on the old notes) from and including the date on which any such registration default has occurred to but excluding the date on which all registration defaults have been cured. Additional interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of any registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will such rate exceed 1.00% per annum in the aggregate regardless of the number of registration defaults.

DESCRIPTION OF THE NOTES

The Company will issue the new notes under an indenture dated as of February 11, 2014 among the Company, the Guarantors, and U.S. Bank National Association, as trustee (the “indenture”). The new notes will rank equally with and form a part of a single class of securities with the old notes.

The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The notes are subject to all such terms, and holders of notes are referred to the indenture and the Trust Indenture Act for a statement thereof.

The terms of the new notes are the same as the terms of the old notes, except that:

•	the new notes will be registered under the Securities Act of 1933, as amended;
•	the new notes will not bear restrictive legends restricting their transfer under the Securities Act;
•	holders of the new notes are not entitled to certain rights under the registration rights agreements; and
•	the new notes will not contain provisions relating to increased interest rates in connection with the old notes under circumstances related to timing of the exchange offer.

The following is a summary of certain material provisions of the indenture. This summary is not necessarily complete and is qualified in its entirety by reference to the indenture, including the definitions therein of certain terms used below. You should read the indenture because it, and not this summary, will define your rights as a holder of the new notes. A copy of the indenture dated February 11, 2014 has been filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 11, 2014 and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Certain defined terms used in this description but not defined below under the caption “— Certain Definitions” have the meanings assigned to them in the indenture and the registration rights agreement. In this description, the term “the Company” refers only to BioScrip, Inc., and any successor obligor on the notes, and not to any of its subsidiaries.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

A Brief Description of the Notes and the Note Guarantees

The New Notes

The new notes:

will be issued by the Company;

will be general unsecured obligations of the Company;

will be senior in right of payment to any existing and future subordinated Indebtedness of the Company;

will be pari passu in right of payment with all existing and future senior Indebtedness of the Company;

will be structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Company that do not guarantee the notes;

will be effectively subordinated to all existing and future Secured Indebtedness (including any borrowings under the Credit Agreement) and other secured obligations of the Company to the extent of the value of the collateral securing such Secured Indebtedness or other secured obligations, as the case may be; and

will be unconditionally guaranteed by the Guarantors.

The Note Guarantees

The new notes will be guaranteed by all of the Company’s wholly owned Domestic Subsidiaries that guarantee the Senior Credit Facilities.

Each Note Guarantee of a Guarantor:

will be senior in right of payment to any existing and future subordinated Indebtedness of that Guarantor;

will be a general unsecured obligation of that Guarantor;

will be pari passu in right of payment with all existing and future senior Indebtedness of that Guarantor, including its guarantee of Indebtedness under the Credit Agreement; and

will be effectively subordinated to all existing and future Secured Indebtedness of that Guarantor (including that Guarantor’s respective guarantee under the Senior Credit Facilities) and other secured obligations to the extent of the value of the collateral securing such Secured Indebtedness or other secured obligations, as the case may be.

As of the Issue Date, all of the Company’s Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” the Company will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” The Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Principal, Maturity and Interest

The Company will issue up to $200.0 million in aggregate principal amount of new notes in this exchange offer. The Company may issue additional notes under the indenture from time to time after this exchange offer. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided, however, that if such additional notes are not fungible with the other notes of the same series for U.S. federal income tax purposes, such additional notes will not have the same “CUSIP” number as the other notes. The Company will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on February 15, 2021.

Interest on the new notes will accrue at the rate of 8.875% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2015 (each an “interest payment date”). Interest on overdue principal and interest and additional interest, if any, will accrue at a rate that is 1.0% higher than the then applicable interest rate on the notes. The Company will make each interest payment due on an interest payment date to the holders of record as of the close of business on the immediately preceding February 1 and August 1 (whether or not a business day).

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid or duly provided for, from the date it was most recently paid or duly provided for. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

All payments on the notes will be made at the office or agency of the paying agent within the City and State of New York unless the Company elects to make interest payments due on an interest payment date by check mailed to the persons entitled thereto at their address set forth in the register of holders, provided, that if a holder of notes has given wire transfer instructions to the paying agent at least five business days prior to an interest payment date, the Company will pay all interest and additional interest, if any, on, that holder’s notes due on an interest payment date in accordance with those instructions, and provided further, that all payments on the notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the holder or holders thereof.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company will not be required to transfer or exchange any note selected for redemption, except the unredeemed portion of any note being redeemed in part. Also, the Company will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The new notes will be guaranteed by each of the Company’s current and future wholly owned Domestic Subsidiaries that guarantees the Senior Credit Facilities. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Relating to the Notes — Federal and state statutes could allow courts, under specific circumstances, to void the subsidiary guarantees, subordinate claims in respect of the notes and require note holders to return payments received from Guarantors, and void the guarantees under our Senior Credit Facilities.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1)	immediately after giving effect to such transaction, no Default or Event of Default exists; and
(2)	either:
(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger unconditionally assumes all the obligations of that Guarantor under its Note Guarantee and the indenture pursuant to a supplemental indenture; or
(b)	the Net Proceeds of such sale or other disposition are applied, if required, in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor, by way of merger, consolidation or otherwise, to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sales” provisions of the indenture;
(2)	in connection with any sale or other disposition of Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sales” provisions of the indenture and the Guarantor ceases to be a Restricted Subsidiary of the Company as a result of the sale or other disposition;
(3)	if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;
(4)	upon the release or discharge of the guarantee of such Guarantor under the Senior Credit Facilities, except a discharge or release of the guarantee by or as a result of payment under such guarantee (it being understood that if any such Guarantor is so reinstated under the Senior Credit Facilities, such Guarantor’s guarantee shall also be reinstated); or

(5)	upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge.”

Ranking

The notes and the Note Guarantees will rank equally to all of the Company’s and the Guarantors’ other unsecured and unsubordinated indebtedness, but will effectively be junior to all of the Company’s and the Guarantors’ secured indebtedness, to the extent of the collateral securing such indebtedness.

The notes will also effectively rank junior to all liabilities of the Company’s future subsidiaries that do not guarantee the notes. Claims of creditors of non-Guarantor subsidiaries, including trade creditors, and creditors holding debt and guarantees issued by those subsidiaries, and claims of preferred stockholders (if any) of those subsidiaries generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Company, including holders of the notes. The notes and each Note Guarantee therefore will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of subsidiaries of the Company (other than the Guarantors). Although the indenture limits the incurrence of Indebtedness and the issuance of Preferred Stock of Restricted Subsidiaries, the limitation is subject to a number of significant exceptions. Moreover, the indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Indebtedness or Preferred Stock under the indenture. See “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”.

As of December 31, 2014, the notes:

would have ranked effectively junior to $227.8 million of outstanding loans under the Senior Credit Facilities, to the extent of the collateral therefor; and

would have ranked effectively junior to $584,000 of capital leases.

Optional Redemption

At any time prior to February 15, 2017, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 108.875% of the principal amount of the notes redeemed, plus accrued and unpaid interest and additional interest, if any, to the date of redemption (subject to the rights of holders of notes on a relevant record date to receive interest on an interest payment date occurring on or prior to the redemption date), with the net cash proceeds of an Equity Offering by the Company or a contribution to the Company’s common equity capital made with the net cash proceeds of a concurrent Equity Offering by any direct or indirect parent company of the Company; provided that:

(1)	at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Company, any direct or indirect parent of the Company and its Affiliates) remain outstanding immediately after the occurrence of such redemption; and
(2)	the redemption occurs within 90 days of the date of the closing of such Equity Offering.

At any time prior to February 15, 2017, the Company may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to the date of redemption, subject to the rights of holders of notes on a relevant record date to receive interest due on an interest payment date occurring on or prior to the redemption date.

Except pursuant to the preceding paragraphs, the notes will not be redeemable at the Company’s option prior to February 15, 2017.

On or after February 15, 2017, the Company may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and additional interest, if any, on the notes redeemed, to the applicable date of redemption, if redeemed during the 12-month period beginning on February 15 of the years indicated below, subject to the rights of holders of notes on a relevant record date to receive interest on an interest payment date occurring on or prior to the redemption date:

Year	Percentage
2017	106.656%
2018	104.438%
2019	102.219%
2020 and thereafter	100.000%

In connection with any redemption of notes (including with the net cash proceeds of an Equity Offering), any such redemption may, at the Company’s discretion, be subject to one or more conditions precedent.

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis, by lot or by such method as it shall deem fair and appropriate in accordance with DTC procedures.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Except as provided above under the caption “— Optional Redemption,” notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note.

Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to a change of control offer on the terms set forth in the indenture (a “Change of Control Offer”) (provided, that any unpurchased portion of a note must be in a minimum denomination of $2,000). In the Change of Control Offer, the Company will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest and additional interest, if any, on the notes repurchased to but excluding the date of purchase (the “Change of Control Payment Date”), subject to the rights of holders of notes on a relevant record date to receive interest due on an interest payment date occurring on or prior to the Change of Control Payment Date (it being understood that to the extent any cash proceeds of a Change of Control are required to prepay the obligations under the Credit Agreement pursuant to the terms thereof, the Company will be required to first apply such cash proceeds to prepay such obligations under the Credit Agreement but the Company will still be required to make a Change of Control Offer as set forth in the indenture). Within 30 days following any Change of Control, except to the extent the Company has delivered notice to the trustee of its intention to redeem notes as described above under the caption “— Optional Redemption,” the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;
(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and
(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given to the trustee pursuant to the indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, or conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Company will not, and will not permit any of the Company’s Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	The Company (or the Restricted Subsidiary, as the case may be) receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and
(2)	Except in the case of a Permitted Asset Swap, at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:
(a)	any liabilities, as shown on the Company’s most recent consolidated balance sheet or notes thereto, of the Company or any Restricted Subsidiary of the Company (other than liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation or indemnity agreement that releases the Company or such Restricted Subsidiary from or indemnifies against further liability;
(b)	any securities, notes or other obligations received by the Company or any such Restricted Subsidiary of the Company from such transferee that are, within 365 days, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion;
(c)	(i) any Designated Non-cash Consideration received by the Company or a Restricted Subsidiary in connection with the sale or contribution of assets by the Company or a Restricted Subsidiary to a joint venture, provided, however, that (x) any such Designated Non-cash Consideration that is converted into cash or Cash Equivalents shall be treated as Net Proceeds in the manner set forth below and (y) in the event such Designated Non-cash Consideration is an Investment (other than in the form of Indebtedness), such Designated Non-cash Consideration shall be deemed to have been acquired and consequently reduce amounts available under clause (18) or (26) of the definition of “Permitted Investments,” as determined by the Company and (ii) any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (ii) that is at that time outstanding, not to exceed the greater of (x) $20.0 million and (y) 2.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value);
(d)	consideration consisting of Indebtedness of the Company or any Restricted Subsidiary of the Company that is not subordinated Indebtedness; and
(e)	Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Sale, to the extent that the Company and each other Restricted Subsidiary are released from any payment obligations with respect to such Indebtedness or any Guarantee of payment of such Indebtedness in connection with such Asset Sale.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1)	to reduce Indebtedness and other Obligations under or pursuant to a Credit Facility or any Secured Indebtedness (unless the notes are then secured by a priority or pari passu lien) of the Company or any Restricted Subsidiary and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto if and to the extent such commitment reduction is required pursuant to the terms of such Credit Facility;

(2)	to reduce Indebtedness and other Obligations of a Restricted Subsidiary that is not a Guarantor (other than Indebtedness owed to the Company or a Restricted Subsidiary of the Company);
(3)	to repay (i) Indebtedness or other Obligations of the Company that rank pari passu with the notes or (ii) Indebtedness and other Obligations of a Guarantor that rank pari passu with such Guarantor’s Note Guarantee (other than Indebtedness owed to the Company or a Restricted Subsidiary of the Company); provided that the Company shall equally and ratably redeem or repurchase the notes as described above under the caption “— Optional Redemption,” or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase the notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to but not including the date of repayment;
(4)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;
(5)	to make a capital expenditure or Permitted Investment;
(6)	to make an Investment in furtherance of a Permitted Business; or
(7)	any combination of the foregoing.

The Company will be deemed to have complied with the provisions set forth in clause (4), (5) and (6) of the preceding paragraph if, within 365 days after the Asset Sale that generated the Net Proceeds, the Company (or the applicable Restricted Subsidiary) has entered into and not abandoned or rejected a binding agreement to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business or to make a capital expenditure, Permitted Investment or Investment in furtherance of a Permitted Business and that Investment, Permitted Investment or capital expenditure is thereafter completed within 180 days after the end of such 365-day period.

Pending the final application of any Net Proceeds, the Company (or the applicable Restricted Subsidiary) may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this section will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, within 30 days thereof, the Company will make an offer (an “Asset Sale Offer”) to all holders of the notes and Indebtedness of the Company that ranks pari passu with the notes and containing provisions similar to those set forth in the indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets to purchase, prepay or redeem on a pro rata basis the maximum principal amount (or accreted value, if applicable) of notes and such other pari passu Indebtedness (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to but not including the date of purchase, prepayment or redemption, subject to the rights of holders of notes on a relevant record date to receive interest due on an interest payment date occurring on or prior to the purchase date, and will be payable in cash.

If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered in (or required to be prepaid or redeemed in connection with) such Asset Sale Offer exceeds the amount of Excess Proceeds, the Company will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis, based on the amounts tendered or required to be prepaid or redeemed and thereafter the trustee will select the notes to be purchased on a pro rata basis based on the amount tendered (with, in each case, such adjustments as may be deemed appropriate by the Company or the trustee, as applicable, so that only notes in denominations of $1,000 or an integral multiple of $1,000 in excess thereof, will be purchased, provided that any unpurchased portion of a note must be in a minimum denomination of $2,000). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sales provisions of the indenture by virtue of such compliance.

The agreements governing our existing Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. The exercise by the holders of notes of their right to require the Company to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on us. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, we could seek the consent of lenders under such other Indebtedness to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing notes. In that case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture, which could, in turn, constitute a default under the other Indebtedness. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors — Risks Related to the Notes — We may not have the funds to purchase the notes upon a change of control as required by the indenture governing the notes.”

Because the Credit Agreement is secured by substantially all of our properties and assets, and since the definition of “Net Proceeds” excludes all amounts in respect of any Asset Sale that are used to repay any Indebtedness that is secured by property or assets that are the subject of such Asset Sale, it is unlikely that any meaningful amount of Net Proceeds will be generated from any Asset Sale so long as the Credit Agreement remains outstanding.

Certain Covenants

Changes in Covenants when Notes Rated Investment Grade

If on any date following the Issue Date:

(1)	the notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of the Company, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by the Company as a replacement agency); and
(2)	no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and continuing at all times thereafter and subject to the provisions of the second succeeding paragraph, the covenants specifically listed under the following captions in this description (collectively, the “Suspended Covenants”) will be suspended:

(1)	“— Repurchase at the Option of Holders — Asset Sales”;
(2)	“— Certain Covenants — Restricted Payments”;
(3)	“— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;
(4)	“— Certain Covenants — Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;
(5)	“— Certain Covenants — Transactions with Affiliates”;
(6)	“— Certain Covenants — Additional Note Guarantees”; and

(7)	clause (4) of the covenant described below under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets.”

During any period that the foregoing covenants have been suspended, the Company’s Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the covenant described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries” unless the Company’s Board of Directors would have been able, under the terms of the indenture, to designate such Subsidiaries as Unrestricted Subsidiaries if the Suspended Covenants were not suspended. Notwithstanding that the Suspended Covenants may be reinstated, the failure to comply with the Suspended Covenants during the Suspension Period (including any action taken or omitted to be taken with respect thereto) will not give rise to a Default or Event of Default under the indenture.

Notwithstanding the foregoing, if the rating assigned by either such rating agency should subsequently decline to below Baa3 or BBB-, respectively, the foregoing covenants will be reinstituted as of and from the date of such rating decline (any such date, a “Reversion Date”). The period of time between the suspension of covenants as set forth above and the Reversion Date is referred to as the “Suspension Period.” All Indebtedness incurred (including Acquired Debt) and Disqualified Stock or preferred stock issued during the Suspension Period will be deemed to have been incurred or issued in reliance on the exception provided by clause (2) of the definition of “Permitted Debt.” Calculations under the reinstated “Restricted Payments” covenant will be made as if the “Restricted Payments” covenant had been in effect prior to and during the period that the “Restricted Payments” covenant was suspended as set forth above, provided that any Restricted Payment made during the Suspension Period shall in no event reduce the amount of Restricted Payments permitted by the first paragraph of the covenant described under “— Certain Covenants —  Restricted Payments” below zero; provided, further, for the sake of clarity, that no Default or Event of Default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. For purposes of determining compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales,” the Excess Proceeds from all Asset Sales not applied in accordance with such covenant will be deemed to be reset to zero after the Reversion Date. Subsidiaries that would have been required to grant Note Guarantees but for a Suspension Period shall grant Note Guarantees upon the Reversion Date.

In addition, the indenture will also permit, without causing a Default or Event of Default, the Company and the Company’s Restricted Subsidiaries to honor any contractual commitments to take actions following a Reversion Date; provided that such contractual commitments were entered into during the Suspension Period and not in contemplation of a reversion of the Suspended Covenants.

There can be no assurance that the notes will ever achieve an investment grade rating or that any such rating will be maintained.

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) other than:
(a)	dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company, and
(b)	dividends or distributions payable to the Company or a Restricted Subsidiary of the Company;
(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company held by Persons other than the Company or a Restricted Subsidiary of the Company;
(3)	make any voluntary or optional payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except a payment of interest when due or principal at the Stated Maturity thereof or the purchase, redemption, repurchase, defeasance, acquisition or retirement for value of any such Indebtedness within 365 days of the Stated Maturity thereof; or
(4)	make any Restricted Investment.

(allsuch payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;
(b)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and
(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company or the Company’s Restricted Subsidiaries since the Issue Date (including Restricted Payments permitted by clauses (1), (11) and (15) of the next succeeding paragraph and excluding Restricted Payments permitted by all other clauses of the next succeeding paragraph; provided that the calculation of Restricted Payments shall exclude the amounts paid or distributed pursuant to clause (1) of the next succeeding paragraph to the extent that the declaration of such dividend or other distribution shall have previously been included as a Restricted Payment), is less than the sum, without duplication, of:
(1)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from January 1, 2014 to the end of the most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus
(2)	100% of the aggregate net proceeds, including cash and Fair Market Value of property other than cash (as determined in accordance with the second succeeding paragraph), received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Qualifying Equity Interests of the Company or any direct or indirect parent of the Company (excluding, without duplication, Designated Preferred Stock), or from the issue or sale of Disqualified Stock of the Company or debt securities of the Company, in each case that have been converted into or exchanged for Qualifying Equity Interests of the Company (other than Qualifying Equity Interests and convertible or exchangeable Disqualified Stock or debt securities sold to a Subsidiary of the Company); plus
(3)	100% of the aggregate amount of cash and the Fair Market Value of property other than cash (as determined in accordance with the second succeeding paragraph) received by the Company or a Restricted Subsidiary of the Company from (A) the sale or disposition (other than to the Company or a Restricted Subsidiary of the Company) of Restricted Investments made after the Issue Date and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or its Restricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments made after the Issue Date (other than to the extent that such Restricted Investment was made pursuant to clause (10) of the next succeeding paragraph); (B) the sale (other than to the Company and its Restricted Subsidiaries) of the Capital Stock of an Unrestricted Subsidiary; (C) a distribution or dividend from an Unrestricted Subsidiary, to the extent that such amounts were not otherwise included in the Consolidated Net Income of the Company for such period; and (D) any Restricted Investment that was made after the Issue Date in a Person that is not a subsidiary at such time that subsequently becomes a Restricted Subsidiary of the Company; provided that such amount will not exceed the amount of the Restricted Investment initially made; plus
(4)	in the event that any Unrestricted Subsidiary of the Company designated as such after the Issue Date is redesignated as a Restricted Subsidiary or has been merged or consolidated with or into or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, in each case after the Issue Date, the Fair Market Value of the Company’s Restricted Investment in such Subsidiary (as determined in accordance with the second succeeding paragraph) as of the date of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (12) of the next succeeding paragraph or constituted a Permitted Investment).

The preceding provisions will not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;
(2)	the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Qualifying Equity Interests for purposes of clause (c)(2) of the immediately preceding paragraph;
(3)	the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests so long as the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution;
(4)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;
(5)	the repurchase, retirement or other acquisition (or the declaration and payment of dividends to, or the making of loans to, any direct or indirect parent of the Company, to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of the Company, any direct or indirect parent of the Company or any Restricted Subsidiary of the Company held by any future, present or former employee, director or consultant of the Company, any direct or indirect parent of the Company or any Subsidiary of the Company (or any such Person’s estates or heirs) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other similar agreement or arrangement; provided, that the aggregate amounts paid under this clause (5) do not exceed $2.5 million in any calendar year; provided, further, that such amount in any calendar year may be increased by an amount not to exceed:
(a)	the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Qualifying Equity Interests of the Company or any direct or indirect parent of the Company (to the extent contributed to the Company), to members of management, directors or consultants of the Company and its Restricted Subsidiaries or any direct or indirect parent of the Company that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph); plus

(b)	the cash proceeds of key man life insurance policies received by the Company or any direct or indirect parent of the Company (to the extent contributed to the Company), and its Restricted Subsidiaries after the Issue Date, (provided that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year);
(6)	the repurchase of Equity Interests (or the declaration and payment of any dividends to, or the making of loans to, any direct or indirect parent of the Company to finance such repurchase) (i) deemed to occur upon the exercise of stock options, warrants or other similar stock-based awards under equity plans of the Company, any of the Company’s Restricted Subsidiaries or any direct or indirect parent of the Company to the extent such Equity Interests represent a portion of the exercise price of those stock options, warrants or other similar stock-based awards under equity plans of the Company, any of its Restricted Subsidiaries or any direct or indirect parent of the Company, or (ii) in connection with a gross-up for tax withholding related to such Equity Interests;
(7)	the declaration and payment of regularly scheduled or accrued dividends to holders of a class or series of Disqualified Stock of the Company or any Preferred Stock of any Restricted Subsidiary of the Company issued on or after the Issue Date in accordance with the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”;
(8)	payments of cash, dividends, distributions, advances or other Restricted Payments by the Company or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares or upon the purchase, redemption or acquisition of fractional shares (or the declaration and payment of any dividends to, or the making of loans to, any direct or indirect parent of the Company to finance such payment, purchase, redemption or acquisition), including in connection with (i) the exercise of options or warrants, (ii) the conversion or exchange of Capital Stock or (iii) stock dividends, splits or combinations or business combinations;
(9)	so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the date of the indenture and the declaration and payment of dividends to any direct or indirect parent of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of the Company, issued after the date of the indenture; provided, however, that (a) the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Designated Preferred Stock is issued, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, would have been at least 2.0 to 1.0 and (b) the aggregate amount of dividends declared and paid pursuant to this clause (9) does not exceed the net cash proceeds actually received by the Company from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the date of the indenture;
(10)	the payment, purchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness that is contractually subordinated to the notes, Disqualified Stock or Preferred Stock of the Company and its Restricted Subsidiaries pursuant to provisions similar to those described under the captions “— Repurchase at the Option of Holders — Change of Control” and “— Repurchase at the Option of Holders — Asset Sales”; provided that, prior to such payment, purchase, redemption, defeasance or other acquisition or retirement for value, the Company (or a third party to the extent permitted by the indenture) has made a Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the notes as a result of such Change of Control or Asset Sale, as the case may be, and has repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as the case may be;
(11)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries;

(12)	so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an aggregate amount not to exceed $15.0 million;
(13)	any repurchase, redemption, defeasance or other acquisition or retirement for value of Preferred Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Preferred Stock of the Company or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;
(14)	the purchase, redemption or other acquisition or retirement for value of any Equity Interests of a joint venture that is a Restricted Subsidiary if such purchase, redemption or other acquisition or retirement for value is made for consideration not in excess of the Fair Market Value of such Equity Interests; and
(15)	dividends or distributions in an aggregate amount per annum not to exceed 6% of the net cash proceeds received by or contributed to the capital of the Company in connection with any Equity Offering following the Issue Date.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Company, and in the case of any assets or securities with a Fair Market Value in excess of $20.0 million, will be determined by the Board of Directors of the Company.

For purposes of determining compliance with this “Restricted Payments” covenant, in the event that a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment or later reclassify such Restricted Payment (or portion thereof) in any manner that complies with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Guarantor may incur Indebtedness (including Acquired Debt) or issue Preferred Stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such Preferred Stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this section will not prohibit the incurrence of any of the following (collectively, “Permitted Debt”):

(1)	the incurrence by the Company and any Restricted Subsidiary of the Company of Indebtedness and letters of credit and bankers’ acceptances under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed (i) the greater of (a) $355 million and (b) the maximum principal amount of Secured Indebtedness that could be incurred such that after giving effect to such incurrence the Secured Leverage Ratio would be no greater than 4.0 to 1.0, plus (ii) in the case of any refinancing of any Indebtedness permitted under this clause (1) or any portion thereof, the aggregate amount of customary underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing;
(2)	the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness (other than the Indebtedness described in clauses (1) and (3) of this paragraph);
(3)	the incurrence by the Company and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees;
(4)	Indebtedness incurred by the Company or any of its Restricted Subsidiaries, including Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations (including such Indebtedness as lessee or guarantor), in each case, incurred for the purpose of financing all or any part of the acquisition, lease or cost of design, construction, installation or improvement of property, plant or equipment used or useful in a Permitted Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate principal amount, including all Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of (a) $20.0 million and (b) 2.0% of Total Assets at the time of incurrence, at any one time outstanding;
(5)	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), this clause (5) or clause (13) of this paragraph;
(6)	the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:
(a)	if the Company or any Guarantor are the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and
(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute an issuance of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);
(7)	the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any Restricted Subsidiary of the Company of shares of Preferred Stock; provided, however, that:
(a)	any subsequent issuance or transfer of Equity Interests that results in any such Preferred Stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and
(b)	any sale or other transfer of any such Preferred Stock to a Person that is not either the Company or a Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an issuance of such Preferred Stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by the Company or any of the Company’s Restricted Subsidiaries of Hedging Obligations in the ordinary course of business and not for speculative purposes;
(9)	the Guarantee by the Company or any Restricted Subsidiary of the Company of Indebtedness of the Company or a Restricted Subsidiary of the Company, in each case, to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this covenant; provided that if the

Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;
(10)	the incurrence by the Company or any of the Company’s Restricted Subsidiaries of Indebtedness in respect of letters of credit, bank guarantees, workers’ compensation claims, self-insurance obligations, bankers’ acceptances, guarantees, performance, surety, statutory, bid, appeal, completion, export or import, indemnities, customs, revenue bonds or similar instruments in the ordinary course of business, including guarantees or obligations with respect thereto (in each case other than for an obligation for money borrowed); provided, however that upon the drawing of any letters of credit, such obligations are reimbursed within 30 days following such drawing;
(11)	the incurrence by the Company or any of the Company’s Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within 60 business days, and any Indebtedness arising from Treasury Management Arrangements incurred in the ordinary course of business;
(12)	the incurrence by Subsidiaries that are not Guarantors of Indebtedness in an aggregate principal amount not to exceed the greater of (a) $25 million and (b) 3.0% of Total Assets (or the equivalent thereof, measured at the time of each incurrence, in the applicable foreign currency), at any one time outstanding;
(13)	Indebtedness of any Person outstanding on the date such Person was acquired by the Company or a Restricted Subsidiary of the Company or was merged with or into or consolidated with the Company or a Restricted Subsidiary of the Company; provided that, on the date that such Person is acquired by the Company or a Restricted Subsidiary of the Company and after giving effect to the incurrence of such Indebtedness and the acquisition of such Person pursuant to this clause (13), the Company would have been able to incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant;
(14)	the incurrence by the Company or its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price, earn-out or similar obligations, incurred in connection with the acquisition or disposition of any business, assets or Restricted Subsidiary of the Company (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition) or other investment in a business or Person, so long as, in the case of any disposition, the principal amount of such Indebtedness does not exceed the gross proceeds (including non-cash proceeds) actually received by the Company or any Restricted Subsidiary of the Company in connection with such transactions;
(15)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising in connection with endorsement of instruments for collection or deposit in the ordinary course of business;
(16)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness consisting of obligations to pay insurance premiums in an amount not to exceed the annual premiums in respect of such insurance premiums at any one time outstanding;
(17)	Indebtedness of the Company or any of its Restricted Subsidiaries, the proceeds of which are applied to defease or discharge the notes in accordance with the provisions summarized under the caption “— Legal Defeasance and Covenant Defeasance” or “— Satisfaction and Discharge”;
(18)	take-or-pay obligations contained in supply arrangements entered into by the Company or a Restricted Subsidiary of the Company in the ordinary course of business;
(19)	Indebtedness related to unfunded pension fund and other employee benefit plan obligations and liabilities to the extent they are permitted to remain unfunded under applicable law;

(20)	the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness or the issuance by the Company of Disqualified Stock or the issuance by any Restricted Subsidiary of Preferred Stock in an aggregate principal amount (or accreted value, as applicable) or liquidation value at any time outstanding, including all Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness or liquidation value incurred pursuant to this clause (20), not to exceed the greater of (a) $25.0 million and (b) 2.5% of Total Assets at the time of incurrence, at any time outstanding; provided, that any Indebtedness or Disqualified Stock incurred or issued pursuant to this clause (20) shall cease to be deemed incurred or outstanding for purposes of this clause (20) but shall be deemed incurred for purposes of the first paragraph of this covenant from and after the first date on which the Company or the related Restricted Subsidiary could have incurred such Indebtedness or issued such Disqualified Stock under the first paragraph of this covenant without reliance on this clause (20);
(21)	Indebtedness of the Company or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Senior Credit Facilities in a principal amount not in excess of the stated amount of such letter of credit;
(22)	the incurrence by the Company or any of the Company’s Restricted Subsidiaries of Indebtedness owed to any supplier or vendor of inventory incurred to finance the acquisition of inventory from such supplier or vendor; provided, that, immediately after giving effect to any incurrence of Indebtedness under this clause (22) on any date of determination, the aggregate principal amount of Indebtedness outstanding under this clause (22) at any time does not exceed the greater of (a) $20.0 million and (b) 2.0% of Total Assets; and
(23)	unsecured Indebtedness owing to sellers to finance any Permitted Investment pursuant to clause (3) of the definition thereof; provided, that the aggregate principal amount of Indebtedness outstanding under this clause (23) at any time does not exceed the greater of (a) $20.0 million and (b) 2.0% of Total Assets.

The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt but excluding intercompany Indebtedness) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (23) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant; provided that Indebtedness under Credit Facilities outstanding on the date on which the notes are first issued and authenticated under the indenture will be deemed to have been incurred in reliance on the exception provided by clause (1) of the definition of “Permitted Debt” and may not be later reclassified. The accrual of interest or Preferred Stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Preferred Stock or Disqualified Stock in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Preferred Stock or Disqualified Stock for purposes of this covenant or the covenant set forth under the caption “Certain Covenants — Liens”; provided, in each such case, that the amount thereof shall be included in Fixed Charges of the Company as accrued. For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary of the Company may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values following the incurrence of such Indebtedness.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;
(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and
(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:
(a)	the Fair Market Value of such assets at the date of determination; and
(b)	the amount of the Indebtedness of the other Person.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or assume any Lien of any kind securing Indebtedness on any asset now owned or hereafter acquired, except Permitted Liens, unless:

(1)	in the case of Liens securing subordinated Indebtedness, the notes and the Note Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or
(2)	in all other cases, the notes and the Note Guarantees are equally and ratably secured.

Any Lien created for the benefit of the holders of the notes pursuant to this covenant shall be deemed automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described in clauses (1) and (2) above.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;
(2)	make loans or advances to the Company or any of its Restricted Subsidiaries; or
(3)	sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness and Credit Facilities as in effect on the Issue Date (or otherwise required by such agreements in existence on the Issue Date) and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;
(2)	the indenture, the notes and the Note Guarantees;
(3)	agreements governing other Indebtedness permitted to be incurred under the provisions of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions therein either (i) are not materially more restrictive than those contained in agreements governing Indebtedness in effect on the Issue Date, or (ii) are not materially more disadvantageous to holders of the notes than is customary in comparable financings (as determined by the Company in good faith) and in the case of (ii) either (x) the Company determines (in good faith) that such encumbrance or restriction will not affect the Company’s ability to make principal or interest payments on the notes or (y) such encumbrances or restrictions apply only during the continuance of a default in respect of payment or a financial maintenance covenant relating to such Indebtedness;
(4)	applicable law, rule, regulation or order;
(5)	any instrument of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such instrument was entered into in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;
(6)	customary provisions in contracts, leases, sub-leases and licenses entered into in the ordinary course of business;
(7)	purchase money obligations, mortgage financings and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;
(8)	contracts for the sale of assets, including any agreement for the sale or other disposition of a Restricted Subsidiary or all or substantially all of the assets of such Restricted Subsidiary in compliance with the terms of the indenture pending such sale or other disposition;
(9)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;
(10)	Secured Indebtedness otherwise permitted to be incurred pursuant to the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and Liens permitted to be incurred pursuant to the covenant described under the caption “— Liens”, in each case, that limit the right of the debtor to dispose of the assets subject to such Liens;
(11)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment), which limitation is applicable only to the assets or Persons that are the subject of such agreements;
(12)	restrictions on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business;
(13)	provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;
(14)	any Restricted Investment not prohibited by the covenant described under the caption “— Restricted Payments” and any Permitted Investment;
(15)	customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;
(16)	Hedging Obligations entered into in the ordinary course of business and not for speculative purposes; and
(17)	any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) in the immediately preceding paragraph imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (16) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, not materially more restrictive as a whole with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation), or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia and, if such entity is not a corporation, a co-obligor of the notes is a corporation organized or existing under any such laws;
(2)	the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to a supplemental indenture in the form attached to the indenture;
(3)	immediately after such transaction, no Default or Event of Default exists; and
(4)	the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and any Wholly Owned Restricted Subsidiary of the Company. Clauses (3) and (4) of the first paragraph of this covenant will not apply to (a) any merger or consolidation of any Restricted Subsidiary with or into the Company or (b) a merger or consolidation of the Company with or into an Affiliate for the purpose of reincorporating the Company in another jurisdiction so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

All references to “Company” in this Description of the Notes shall be deemed to include any successor entity that assumes all of the obligations of the Company under the notes in a transaction that complies with this covenant. Following any such assumption (except in the case of a lease), the Company or such predecessor company, as the case may be, shall be released from its obligations under the indenture, the notes and the registration rights agreement.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $1.0 million, unless:

(1)	the Affiliate Transaction is on terms that are not materially less favorable to the Company, taken as a whole, or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person;

(2)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, the Company delivers to the trustee a resolution of the Board of Directors of the Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant; and
(3)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $30.0 million, the Company delivers to the trustee an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from an Independent Financial Advisor.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, consulting agreement, severance agreement, employee benefit plan, compensation arrangement, officer or director indemnification agreement or any similar arrangement entered into by, or policy of, the Company or any of its Restricted Subsidiaries and payments pursuant thereto;
(2)	transactions between or among the Company and/or its Restricted Subsidiaries;
(3)	transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;
(4)	payment of fees and reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of officers, directors, employees or consultants of the Company or any of its Restricted Subsidiaries or any direct or indirect parent of the Company;
(5)	any issuance of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent company of the Company to Affiliates of the Company;
(6)	(a) Restricted Payments that do not violate the provisions of the indenture described above under the caption “— Restricted Payments” and (b) Permitted Investments;
(7)	sales of Equity Interests of the Company or any direct or indirect parent of the Company to Affiliates of the Company or its Restricted Subsidiaries not otherwise prohibited by the indenture and the granting of registration and other customary rights in connection therewith;
(8)	transactions with an Affiliate where the only consideration paid is Qualifying Equity Interests of the Company;
(9)	transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an Independent Financial Advisor stating that such transaction (i) is fair to the Company or such Restricted Subsidiary from a financial point of view or (ii) meets the requirements of clause (1) of the preceding paragraph;
(10)	payments or loans (or cancellation of loans) to employees or consultants in the ordinary course of business;
(11)	any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby;
(12)	transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;
(13)	any contributions to the common equity capital of the Company;
(14)	pledges of Equity Interests of Unrestricted Subsidiaries;
(15)	the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company or any direct or indirect parent of the Company, or of a Restricted Subsidiary of the Company, as appropriate, in good faith;
(16)	the entry into any tax-sharing arrangements between the Company or any of its Restricted Subsidiaries and any of their direct or indirect parents; provided, however, that any payment made by the Company or any of its Restricted Subsidiaries under such tax-sharing arrangements is, at the time made, otherwise permitted by the covenant described above under the caption “— Restricted Payments”;
(17)	transactions with customers, clients, lessors, landlords, suppliers, contractors, or purchasers or sellers of goods or services that are Affiliates, in each case, in the ordinary course of business and otherwise in compliance with the terms of the indenture which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company; and
(18)	transactions between the Company and any of the Company’s Restricted Subsidiaries and any Person a director of which is also a director of the Company or any direct or indirect parent of the Company; provided, however, that such director abstains from voting as a director of the Company.

Additional Note Guarantees

If the Company or any of its Restricted Subsidiaries acquires or creates another Wholly Owned Restricted Subsidiary that is a Domestic Subsidiary that guarantees payment by the Company of Indebtedness under any Credit Facility (including, for the avoidance of doubt, any Indebtedness that would satisfy clause (b) of such term) after the Issue Date, then that newly acquired or created Wholly Owned Restricted Subsidiary that is a Domestic Subsidiary will become a Guarantor and execute a supplemental indenture in the form attached to the indenture within 30 days of the date on which it guarantees such Indebtedness; provided, however, that the foregoing shall not apply to Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “— Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Subject to the next succeeding paragraph, the Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors of the Company giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of

any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Company will furnish to the holders of the notes (or file with the SEC for public availability) within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and
(2)	all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. In addition, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing). To the extent any such information is not furnished within the time periods specified above and such information is subsequently furnished (including upon becoming publicly available, by filing such information with the SEC), the Company shall be deemed to have satisfied its obligations with respect thereto as such time and any Default with respect thereto shall be deemed to have been cured.

If, at any time the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If notwithstanding the foregoing, the SEC will not accept the Company filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, cither on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest and additional interest, if any, on the notes;
(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;
(3)	failure by the Company or any of its Restricted Subsidiaries for 60 days after notice by the trustee to the Company or by the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to the Company and the trustee to comply with any of the agreements in the indenture (other than a default referred to in clause (1) or (2) above);
(4)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:
(a)	is caused by a failure to pay principal of, or premium, if any, on any such Indebtedness at final Stated Maturity (after giving effect to any applicable grace periods) (a “Payment Default”); or
(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more at any one time outstanding;

(5)	failure by the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary to pay non-consensual final non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $15.0 million (other than any judgments covered by indemnities or insurance policies issued by reputable and creditworthy companies), which judgments are not paid, discharged or stayed, for a period of 60 days, after the applicable judgment becomes final and non-appealable;
(6)	except as permitted by the indenture, any Note Guarantee of a Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect (except as contemplated by the terms hereof), or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee and any such Default continues for 10 days; or
(7)	certain events of bankruptcy or insolvency described in the indenture with respect to either of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to either of the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes by notice to the Company (with a copy to the trustee if given by holders of notes) may declare all the notes to be due and payable immediately.

Holders of notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, premium on, if any, and interest and additional interest, if any.

In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (4) of the preceding paragraph (excluding any resulting payment default under the indenture or the notes other than as a result of such acceleration of the notes), the declaration of acceleration of the notes shall be automatically annulled, waived and rescinded if the holders of all Indebtedness described in clause (4) have rescinded the declaration of acceleration in respect of such Indebtedness within 30 days of the date of such declaration of acceleration of the notes, and if the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction, and all existing Events of Default, except non-payment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

The indenture will provide that if a Default is deemed to occur solely as a consequence of the existence of another Default (the “Initial Default”), then, at the time such Initial Default is cured, the Default that resulted solely because of that Initial Default will also be cured without any further action.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security satisfactory to the trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or additional interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee written notice that an Event of Default has occurred and is continuing;
(2)	holders of at least 25% in aggregate principal amount of the then outstanding notes make a written request to the trustee to pursue the remedy;
(3)	such holder or holders offer and, if requested, provide to the trustee security or indemnity reasonably satisfactory to the trustee against any loss, liability or expense;
(4)	the trustee does not comply with such request within 60 days after receipt of the notice, request and the offer of security or indemnity; and
(5)	during such 60-day period, holders of a majority in aggregate principal amount of the then outstanding notes do not give the trustee a direction inconsistent with such request.

The holders of a majority in aggregate principal amount of the then outstanding notes by written notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest or additional interest, if any, on, the notes (except nonpayment of principal, premium, if any, or interest on the notes that became due solely because of the acceleration of the notes).

The Company and each Guarantor is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may at any time, at the option of the Company’s Board of Directors evidenced by resolutions set forth in an officers’ certificate, elect to have all of the Company’s obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of premium on, if any, and interest or additional interest, if any, on, such notes when such payments are due from the trust referred to below;
(2)	the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of transfer of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;
(3)	the rights, powers, trusts, duties and immunities of the trustee under the indenture, and the Company’s and the Guarantors’ obligations in connection therewith; and
(4)	the Legal Defeasance and Covenant Defeasance provision of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, all Events of Default described under the caption “— Events of Default and Remedies” (except those relating to payments on the notes, covenants that are not subject to Covenant Defeasance or bankruptcy, receivership, rehabilitation or insolvency events) will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars in an amount, non-callable Government Securities, the scheduled payments of principal of and interest thereon will be in an amount, or a combination thereof in amounts, as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium on, if any, and interest and additional interest, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and all interest and additional interest, if any, accrued to such dates, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;
(2)	in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;
(3)	in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time, as would have been the case if such Covenant Defeasance had not occurred;
(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit (and any similar concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings);
(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of or constitute a default under, any material agreement or instrument (other than the indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which the Company or any of the Guarantors is a party or by which the Company or any of the Guarantors is bound;
(6)	the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7)	the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, or interest or additional interest, if any, on, the notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the indenture or the notes or the Note Guarantees may be waived with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;
(2)	reduce the principal of or change the fixed maturity of any note or alter or waive any of the provisions relating to the dates on which the notes may be redeemed or the redemption price thereof with respect to the redemption of the notes;
(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;
(4)	waive a Default or Event of Default in the payment of principal of, premium on, if any, or interest or additional interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);
(5)	make any note payable in money other than that stated in the notes;
(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, premium on, if any, or interest or additional interest, if any, on, the notes;
(7)	modify the obligation of the Company to repurchase notes under the caption “— Repurchase at the Option of Holders,” after the date of an event giving rise to such repurchase obligation;
(8)	release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture;
(9)	make any change in the preceding amendment and waiver provisions; or
(10)	make any change to or modify, the ranking of the notes in respect of right of payment that would adversely affect the holders of the notes.

Notwithstanding the preceding, without the consent of any holder of notes, the Company and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1)	to cure any ambiguity, mistake, defect or inconsistency;
(2)	to provide for uncertificated notes in addition to or in place of certificated notes;
(3)	to provide for the assumption of the Company’s or any Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any holder in any material respects;
(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the TIA;
(6)	to conform the text of the indenture, the notes or the Note Guarantees to any provision of this Description of the Notes;
(7)	to provide for the issuance of the additional notes in accordance with the limitations set forth in the indenture as of the Issue Date;
(8)	to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the notes in accordance with the terms of the indenture, to add security to or for the benefit of the notes, or to confirm and evidence the release, termination or discharge of any Note Guarantee or Lien with respect to or securing the notes when such release, termination or discharge is provided for under the indenture; or
(9)	to evidence and provide for the acceptance and appointment under the indenture of a successor trustee pursuant to the requirements therefor.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:
(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company or discharged from such trust, have been cancelled or delivered to the trustee for cancellation; or
(b)	all such notes have become due and payable at final maturity or by reason of the mailing of a notice of redemption or will become due and payable within one year or will be redeemed within one year under arrangements satisfactory to the trustee for the giving of a notice of redemption in the name and at the expense of the Company and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars in an amount, non-callable Government Securities, the scheduled payments of principal of and interest thereon will be in an amount, or a combination thereof in amounts, as will be sufficient (in case Government Securities have been deposited, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants), without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on such notes for principal of, premium on, if any, and interest and additional interest if any, on, the notes to the date of maturity or redemption;
(2)	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and
(3)	the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, Company must deliver an officers’ certificate and an opinion of counsel to the trustee slating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

U.S. Bank National Association is the trustee for the notes under the indenture.

If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the TIA) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default has occurred and is continuing, the trustee will be required, in the exercise of its rights and powers under the indenture, to use the same degree of care in their exercise as a prudent man would exercise or use in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder of notes, unless such holder has offered to the trustee reasonable indemnity and/or security satisfactory to it against any loss, liability or expense. For example, the trustee may require a holder to post a bond or other security if such holder requests the trustee to file a lawsuit against the Company, because the trustee is not required under the indenture to expend or risk its own funds or incur any liability.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture agreement without charge by writing to BioScrip, Inc., 100 Clearbrook Road, Elmsford, New York 10523, Attention: Chief Financial Officer.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; provided, however, that any Indebtedness of such acquired Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person merges with or into or becomes a Subsidiary of such Person shall not be considered to be Acquired Debt; and
(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person. “additional interest” has the meaning assigned to that term in “Exchange Offer” in this prospectus.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; or
(2)	the excess of:
(a)	the present value at such redemption date of (i) the redemption price of the note at February 15, 2017 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”), plus (ii) all required interest payments due on the note through February 15, 2017 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over
(b)	the principal amount of the note.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights by the Company or any of its Restricted Subsidiaries; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the covenant described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and
(2)	the issuance of Equity Interests (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals or third parties to the extent required by applicable law or any Preferred Stock or Disqualified Stock of a Restricted Subsidiary of the Company issued in compliance with the provisions of the indenture described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”) by any of the Company’s Restricted Subsidiaries or the sale by the Company or any of its Restricted Subsidiaries of Equity Interests in any of the Company’s Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction that involves assets or Equity Interests having a Fair Market Value of less than $15.0 million;
(2)	a transfer of assets between or among the Company and its Restricted Subsidiaries;
(3)	an issuance or sale of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors of the Company;
(4)	the sale, lease or other transfer of products, inventory, services or accounts receivable in the ordinary course of business, the discount or forgiveness of accounts receivable in the ordinary course of business in connection with the collection or compromise thereof, the disposition of business not comprising the disposition of an entire line of business and any sale or other disposition of surplus, damaged, worn-out or obsolete assets in the ordinary course of business (including the abandonment or other disposition of intellectual property that is, in the reasonable judgment of the Company, no longer economically practicable or commercially reasonable to maintain or useful in any material respect, taken as a whole, in the conduct of the business of the Company and its Restricted Subsidiaries taken as whole);
(5)	licenses and sublicenses by the Company or any of its Restricted Subsidiaries of software or intellectual property;
(6)	any surrender, termination or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;
(7)	the granting of Liens not prohibited by the covenant described above under the caption “— Certain Covenants — Liens”;
(8)	the sale or other disposition of cash or Cash Equivalents;
(9)	a Restricted Payment that does not violate the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment;
(10)	leases and subleases and licenses and sublicenses by the Company or any of its Restricted Subsidiaries of real or personal property in the ordinary course of business;
(11)	any liquidation or dissolution of a Restricted Subsidiary provided that such Restricted Subsidiary’s direct parent is also either the Company or a Restricted Subsidiary of the Company and immediately becomes the owner of such Restricted Subsidiary’s assets;

(12)	the granting of any option or other right to purchase, lease or otherwise acquire inventory and delinquent accounts receivable in the ordinary course of business;
(13)	any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;
(14)	any exchange of assets for assets (including a combination of assets and Cash Equivalents) related to a Permitted Business of comparable or greater market value or usefulness to the business of the Company and its Restricted Subsidiaries as a whole, as determined in good faith by the Company;
(15)	the sale, transfer, termination or other disposition of Hedging Obligations incurred in compliance with the indenture;
(16)	sales of assets received by the Company or any of its Restricted Subsidiaries upon the foreclosure on a Lien;
(17)	any trade-in of equipment by the Company or any Restricted Subsidiary of the Company in exchange for other equipment; provided that in the good faith judgment of the Company, the Company or such Restricted Subsidiary receives equipment having a Fair Market Value equal or greater than the equipment being traded in;
(18)	the transfer, sale or other disposition resulting from any involuntary loss of title, involuntary loss or damage to or destruction of, or any condemnation or other taking of, any property or assets of the Company or any Restricted Subsidiary; and
(19)	an issuance of Equity Interests by a Restricted Subsidiary of the Company or a sale by the Company or a Restricted Subsidiary of the Company of Equity Interests of another Restricted Subsidiary, in each case, for consideration not less than the Fair Market Value of such Equity Interests to a joint venture partner so long as the resulting joint venture remains a Restricted Subsidiary.

“Asset Sale Offer” has the meaning assigned to that term under the caption “— Repurchase at the Option of Holders — Asset Sales.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;
(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;
(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and
(4)	with respect to any other Person, the board or committee of such Person serving a similar function. “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;
(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;
(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and
(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars, pounds sterling, euros, the national currency of any participating member state of the European Union or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;
(2)	readily marketable direct obligations of any member of the European Economic Area, Switzerland, or Japan, or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of such country, and, at the time of acquisition thereof, having a credit rating of at least AA- (or the equivalent grade) by Moody’s or Aa3 by S&P;
(3)	marketable general obligations issued by any state of the United States or any political subdivision thereof or any instrumentality thereof that are guaranteed by the full faith and credit of such state, at the time of acquisition thereof, having a credit rating of at least AA- (or the equivalent grade) by Moody’s or Aa3 by S&P;
(4)	securities or any other evidence of Indebtedness or readily marketable direct obligations issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities), having maturities of not more than 12 months from the date of acquisition;
(5)	certificates of deposit and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million;
(6)	repurchase obligations for underlying securities of the types described in clauses (4) and (5) above entered into with any financial institution meeting the qualifications specified in clause (5) above;
(7)	commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within 12 months after the date of acquisition; and
(8)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (7) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)); or
(2)	the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any Person (including any “person” (as defined above)) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company, measured by voting power rather than number of shares.

“Change of Control Offer” has the meaning assigned to that term under the caption “— Repurchase at the Option of Holders — Change of Control.”

“Change of Control Payment” has the meaning assigned to that term under the caption “— Repurchase at the Option of Holders — Change of Control.”

“Change of Control Payment Date” has the meaning assigned to that term under the caption “— Repurchase at the Option of Holders — Change of Control.”

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	provision for taxes based on income, profits or capital (including state franchise taxes and similar taxes in the nature of income tax) of such Person and its Restricted Subsidiaries for such period, franchise taxes and foreign withholding taxes, in each case, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus
(2)	the consolidated depreciation and amortization expense of such Person and its Restricted Subsidiaries for such period (including amortization of intangibles, deferred financing fees, debt issuance costs, commissions, fees and expenses), to the extent such expenses were deducted in computing such Consolidated Net Income; plus
(3)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus
(4)	any other consolidated non-cash charges of such Person and its Restricted Subsidiaries for such period, to the extent that such consolidated non-cash charges were included in computing such Consolidated Net Income; provided that if any such non-cash charge represents an accrual or reserve for an anticipated cash charge in a future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to the extent actually paid, and excluding amortization of a prepaid cash item that was paid in a prior period; plus
(5)	any expenses in connection with earn-out obligations of such Person and its Restricted Subsidiaries for such period, to the extent that such expenses were deducted in computing such Consolidated Net Income; plus
(6)	losses in respect of post-retirement benefits of such Person, as a result of the application of ASC 715, Compensation — Retirement Benefits, to the extent that such losses were deducted in computing such Consolidated Net Income; plus
(7)	any proceeds from business interruption insurance received by such Person during such period; plus
(8)	any expense to the extent that a corresponding amount is received during such period in cash by the Company or any Restricted Subsidiary under any agreement providing for indemnification or reimbursement of such expense; plus
(9)	(a) the non-cash portion of rent expenses minus (b) the cash portion of rent expense which exceeds the amount expensed in respect of such rent expense, except for the impact of landlord construction allowance amortization; plus
(10)	any losses due to the application of FAS 160, Non-Controlling Interests in Consolidated Financial Statements, to the extent that such losses were deducted in computing such Consolidated Net Income; plus
(11)	expenses incurred in connection with the settlement of any litigation or claim involving the Company or its Restricted Subsidiaries; plus
(12)	any management, consulting, advisory or monitoring fees; plus

(13)	costs incurred and expenditures made in connection with the opening and initial operation of any de novo facility; plus
(14)	the sum of (a) the amount of Consolidated EBITDA not realized as a direct result of a force majeure event (to be determined on an annualized basis), including Hurricane Sandy, for the relevant historical periods minus (b) any cash proceeds of business interruption insurance received as a result of such force majeure event, including Hurricane Sandy; minus
(15)	the amount of any gain in respect of post-retirement benefits as a result of the application of ASC 715, Compensation — Retirement Benefits, to the extent such gains were taken into account in computing such Consolidated Net Income, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP and without any reduction in respect of Preferred Stock dividends; provided that:

(1)	any after-tax effect of all extraordinary, nonrecurring or unusual gains or losses or income or expenses or any restructuring charges or reserves, including, without limitation, any expenses related to any reconstruction, recommissioning or reconfiguration of fixed assets for alternate uses, retention, severance, system establishment cost, contract termination costs, costs to consolidate or close facilities and relocate employees, integration costs, will be excluded;
(2)	any expenses, costs or charges incurred, or any amortization thereof for such period, in connection with any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or incurrence or repayment of Indebtedness permitted under the indenture, including a refinancing thereof (in each case whether or not successful), and all gains and losses realized in connection with any business disposition or any disposition of assets outside the ordinary course of business or the disposition of securities or the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments, together with any related provision for taxes on any such gain, loss, income or expense will be excluded;
(3)	the net income (or loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be excluded, provided that the income of such Person will be included to the extent of the amount of dividends or similar distributions paid in cash (or converted to cash) to the specified Person or a Restricted Subsidiary of the Person;
(4)	the net income (or loss) of any Person and its Restricted Subsidiaries will exclude any income (or loss) of any other Person accrued prior to the date such other person became a Restricted Subsidiary of or was merged into or consolidated with such specified Person or any of its Restricted Subsidiaries or the date that such other Person’s assets were acquired by such specified Person or its Restricted Subsidiaries;
(5)	the net income (or loss) of any Person and its Restricted Subsidiaries will be calculated without deducting the income attributed to, or adding the losses attributed to, the minority equity interests of third parties in any non-Wholly Owned Restricted Subsidiary except to the extent of the dividends paid in cash (or convertible into cash) to the referent Person or any of its Restricted Subsidiaries during such period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties;
(6)	solely for the purpose of the covenant described above under the caption “— Certain Covenants — Restricted Payments,” the net income (but not loss) of any Restricted Subsidiary (other than a Guarantor) will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person will be increased by the amount of dividends or distributions or other payments actually paid in cash (or converted to cash) by any such Restricted Subsidiary to such Person or another Restricted Subsidiary of such Person in respect of such period, to the extent not already included therein;
(7)	the cumulative effect of any change in accounting principles will be excluded;
(8)	(a) any non-cash expenses resulting from the grant or periodic remeasurement of stock options, restricted stock grants or other equity incentive programs (including any stock appreciation and similar rights) and (b) any costs or expenses incurred pursuant to any management equity plan or stock option plan or other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent, in the case of clause (b), that such costs or expenses are funded with cash proceeds contributed to the common equity capital of the Company or a Restricted Subsidiary of the Company, will be excluded;
(9)	the effect of any non-cash impairment charges or write-ups, write-downs or write-offs of assets or liabilities resulting from the application of GAAP and the amortization of intangibles arising from the application of GAAP, including pursuant to ASC 805, Business Combinations, ASC 350, Intangibles — Goodwill and Other, or ASC 360, Property, Plant and Equipment, as applicable, will be excluded;
(10)	any net after-tax income or loss from disposed, abandoned or discontinued operations and any net after-tax gains or losses on disposed, abandoned or discontinued, transferred or closed operations will be excluded;
(11)	any increase in amortization or depreciation, or effect of any adjustments to inventory, property, plant or equipment, software, goodwill and other intangibles, debt line items, deferred revenue or rent expense, any one time cash charges or other effects, in each case, resulting from purchase accounting in connection with any acquisition prior to or following the Issue Date will be excluded; and
(12)	any net gain or loss from Hedging Obligations or in connection with the early extinguishment of Hedging Obligations (including of ASC 815, Derivatives and Hedging) shall be excluded.

“Continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Credit Agreement” means that certain Credit Agreement, dated as of July 31, 2013, by and among BioScrip, Inc., as borrower, the lenders party thereto, SunTrust Bank, as administrative agent for the lenders, and the other agents party thereto, and including any related notes, Guarantees, collateral documents, mortgages, instruments and agreements executed in connection therewith, and, in each case, as further amended, restated, modified, renewed, extended, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to investors) in whole or in part from time to time, in one or more agreements or indentures (in each case with the same or new agents, lenders or investors), including any agreement adding or changing the borrower or any guarantor or extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness thereunder, restructuring lien priorities, increasing the amount loaned or issued thereunder or changing the obligations secured or altering the maturity thereof.

“Credit Facilities” means (a) one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, (b) debt securities, indentures, bonds, notes or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances) sold to investors, or (c) instruments or agreements evidencing any other Indebtedness, in each case with banks or other lenders or investors (including without limitation, any private equity fund) and, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time, in one or more agreements or indentures (in each case with the same or new agents, lenders or investors), including any agreement adding or changing the borrower or any guarantor or extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness thereunder, restructuring lien priorities, increasing the amount loaned or issued thereunder or changing the obligations secured or altering the maturity thereof.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an officer’s certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent of the Company (other than Disqualified Stock), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an officer’s certificate, on the date of issuance thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the covenant described under the caption “— Certain Covenants — Restricted Payments.”

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided that (1) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; (2) if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company, any direct or indirect parent of the Company, or the Company’s Restricted Subsidiaries or by any such plan to such employees, such Capital Stock will not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; and (3) any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock will not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia and is not a direct or indirect subsidiary of an entity organized outside of the United States or any jurisdiction thereof.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private sale either (1) of Equity Interests of the Company by the Company (other than Disqualified Stock and other than to a Subsidiary of the Company or any direct or indirect parent of the Company) or (2) of Equity Interests of a direct or indirect parent of the Company (other than to the Company, a Subsidiary of the Company or any direct or indirect parent of the Company), in each case other than public offerings with respect to the Company’s or any direct or indirect parent company’s common stock required to be registered on Form S-8 (or any successor form) under the Securities Act.

“Existing Indebtedness” means all Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date.

“Fair Market Value” means the value (which, for the avoidance of doubt, will take into account any liabilities, contingent or otherwise, associated with related assets) that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s-length transaction, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than in the case of revolving credit borrowings, in which case interest expense will be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (as determined in good faith by the Company, as certified in an officers’ certificate delivered to the trustee) to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

For purposes of making the computations referred to above, if Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) are made after the Issue Date and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (each, for purposes of this definition, a “pro forma event”), then the Fixed Charge Coverage Ratio will be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations, discontinued operations and operational changes (and the change of any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary of the Company or was merged with or into the Company or any Restricted Subsidiary of the Company since the beginning of such period will have made or effected any Investment, acquisition, disposition, merger, consolidation or discontinued operation, then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation, discontinued operation, or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations will be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligations have a remaining term in excess of 12 months as of the Calculation Date). For purposes of this definition, interest on a Capital Lease Obligation will be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis will be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, will be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate. Any pro forma calculations made pursuant to this definition may include adjustments appropriate, in the reasonable determination of the Company, as set forth in an officers’ certificate delivered to the trustee, to reflect adjustments calculated to give effect to any Pro Forma Cost Savings.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net

Income, including, without limitation, amortization of original issue discount, the interest component of all payments associated with Capital Lease Obligations, and the net effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates (but excluding any non-cash interest expense attributable to the mark-to-market valuation of Hedging Obligations or other derivatives pursuant to GAAP) and excluding amortization or write-off of deferred financing fees and expensing of any other financing fees, including any expensing of bridge or commitment fees, and the non-cash portion of interest expense resulting from the reduction in the carrying value under purchase accounting of the Company’s outstanding Indebtedness; provided that, for purposes of calculating consolidated interest expense, no effect will be given to the discount and/or premium resulting from the bifurcation of derivatives under ASC 815, Derivatives and Hedging as a result of the terms of the Indebtedness to which such consolidated interest expense applies; plus
(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus
(3)	all cash dividends, whether paid or accrued, on any series of Preferred Stock of such Person or any of its Restricted Subsidiaries, excluding items eliminated in consolidation, in each case, determined on a consolidated basis in accordance with GAAP; minus
(4)	the consolidated interest income of such Person and its Restricted Subsidiaries for such period, whether received or accrued, to the extent such income was included in determining Consolidated Net Income.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary and any direct or indirect Subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board Accounting Standards Codification or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date, except with respect to any reports or financial information required to be delivered pursuant to the covenant described above under the caption “— Certain Covenants — Reports,” which shall be prepared in accordance with GAAP as in effect on the date thereof. For the purposes of the indenture, the term “consolidated,” with respect to any Person, shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means:

(1)	each direct or indirect Domestic Subsidiary of the Company on the Issue Date that guarantees the Company’s Credit Agreement on the Issue Date; and
(2)	any other Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;
(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and
(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables, deferred compensation, deferred rent (other than for Capital Lease Obligations), and landlord allowances), whether or not contingent:

(1)	in respect of borrowed money;
(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);
(3)	in respect of banker’s acceptances;
(4)	representing Capital Lease Obligations;
(5)	representing the balance of deferred and unpaid purchase price of any property or services (other than trade payables) due more than 90 days after such property is acquired or such services are completed; or
(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person; provided that contingent obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness. Indebtedness shall be calculated without giving effect to the effects of ASC 815, Derivatives and Hedging and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Permitted Business, in each case of nationally recognized standing that is, in the good faith determination of the Company, qualified to perform the task for which it has been engaged.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition;
(2)	securities that have a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, or an equivalent rating by any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act;
(3)	investments in any fund that invests at least 95% of its assets in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution; and
(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans (including Guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel, relocation and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person, together with all items that are required to be classified as investments on a balance sheet prepared in accordance with GAAP in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value. Notwithstanding anything in this Description of the Notes to the contrary, for purposes of the covenant described above under the caption “— Certain Covenants — Restricted Payments”:

(1)	“Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary of the Company, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:
(a)	the Company’s “Investment” in such Subsidiary at the time of such redesignation; minus
(b)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and
(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means February 11, 2014.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, and any financing lease in the nature thereof.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed asset or other consideration received in any other non-cash form), net of the costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including, without limitation, legal, accounting and investment banking fees, discounts and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, amounts applied to the repayment of principal, premium (if any) and interest on Indebtedness that is secured by the property or the assets that are the subject of such Asset Sale or that is otherwise required (other than pursuant to the fifth paragraph of the covenant described above under the caption “— Repurchase at the Option of Holders —  Asset Sales”) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction, and any funded escrow established pursuant to the documents evidencing any such sale or disposition to secure any indemnification obligations or adjustments to the purchase price associated with any such sale or disposition; provided that to the extent that any amounts are released from such escrow to the Company or a Restricted Subsidiary, such amounts net of any related expenses shall constitute Net Proceeds.

“Non-Recourse Debt” means Indebtedness of the Company or any Subsidiary of the Company:

(1)	as to which neither the Company, nor any of the Company’s Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and
(2)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company, or any of the Company’s Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

“Note Guarantee” means the Guarantee by each Guarantor of the Company’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the notes shall not include fees or indemnifications in favor of the trustee and other third parties other than the holders of the notes.

“Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash and Cash Equivalents; provided, that any cash and Cash Equivalents received are applied in accordance with the covenant described under the caption “— Repurchase at the Option of Holders — Asset Sales.”

“Permitted Business” means any business that is the same as, or reasonably related, ancillary or complementary to, any of the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

“Permitted Investments” means:

(1)	any Investment in the Company (including in the notes) or in a Restricted Subsidiary of the Company;
(2)	any Investment in cash, Cash Equivalents or Investment Grade Securities;
(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:
(a)	such Person becomes a Restricted Subsidiary of the Company; or
(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;
(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(5)	any acquisition of assets or Capital Stock solely in exchange for, or out of the proceeds of, the issuance of Equity Interests (other than Disqualified Stock) of the Company or of any direct or indirect parent of the Company;
(6)	any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes;
(7)	Investments represented by Hedging Obligations in the ordinary course of business and not for speculative purposes;
(8)	Loans or advances to employees made in the ordinary course of business of the Company or any Subsidiary of the Company in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;
(9)	repurchases of the notes;
(10)	any guarantee of Indebtedness permitted to be incurred by the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;
(11)	any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date and any Investment consisting of an extension, modification, renewal, replacement, refunding or refinancing of any Investment existing on, or made pursuant to a binding commitment existing on, the Issue Date; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the Issue Date or (b) as otherwise permitted under the indenture;
(12)	Investments acquired after the Issue Date as a result of the acquisition by the Company or any Restricted Subsidiary of the Company of another Person, including by way of a merger, amalgamation or consolidation with or into the Company or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above under the caption “— Merger, Consolidation or Sale of Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;
(13)	Investments by the Company and its Restricted Subsidiaries consisting of deposits, prepayment and other credits to suppliers or landlords made in the ordinary course of business;
(14)	guaranties made in the ordinary course of business of obligations owed to landlords, suppliers, customers, franchisees and licensees of the Company and its Subsidiaries;
(15)	any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Company of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;
(16)	loans and advances to officers, directors and employees for business-related travel expenses, moving and relocation expenses and other similar expenses, in each case incurred in the ordinary course of business;
(17)	Investments consisting of the licensing, sublicensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;
(18)	Investments in joint ventures of the Company or any of its Restricted Subsidiaries in an aggregate amount, taken together with all other Investments made pursuant to this clause (18) that are at the time outstanding, not to exceed $30.0 million, at any one time outstanding;

(19)	Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses of intellectual property or leases, in each case, in the ordinary course of business;
(20)	loans and advances made by the Company or any of its Restricted Subsidiaries to officers, directors or employees of the Company or the Company’s Restricted Subsidiaries, the proceeds of which are used to purchase Equity Interests of the Company, any direct or indirect parent of the Company, or the Company’s Restricted Subsidiaries in an aggregate principal amount not to exceed $2.0 million at any one time outstanding;
(21)	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described above under the caption “— Certain Covenants — Transactions with Affiliates” (except transactions described in clauses (6), (9), (10) and (12) of such covenant);
(22)	any acquisition of assets or Capital Stock solely in exchange for, or out of the net cash proceeds received from, the issuance of Equity Interests (other than Disqualified Stock) of the Company or any contribution to the common equity of the Company; provided that the amount of any such net cash proceeds that are utilized for any such Investment pursuant to this clause (22) will be excluded from clause (c)(2) of the first paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”;
(23)	Pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business;
(24)	Guarantees of the Company or any Restricted Subsidiary in connection with the provision of credit card payment processing services;
(25)	Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by the indenture; and
(26)	other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (26) that are at the time outstanding not to exceed the greater of (a) $40.0 million and (b) 4.0% of Total Assets at the time of such Investment, at any time outstanding.

For purposes of this definition, in the event that a proposed Investment (or portion thereof) meets the criteria of more than one of the categories of Permitted Investments described in clauses (1) through (26) above, or is otherwise entitled to be incurred or made pursuant to the covenant contained under “— Certain Covenants — Limitation on Restricted Payments” above, the Company will be entitled to classify, or later reclassify, such Investment (or portion thereof) in one or more of such categories set forth above or under “— Certain Covenants — Limitation on Restricted Payments.”

“Permitted Liens” means:

(1)	Liens on assets of the Company or any of its Restricted Subsidiaries securing Indebtedness incurred pursuant to clause (1) of the definition of “Permitted Debt” and other Obligations under or pursuant to such Credit Facilities;
(2)	Liens in favor of the Company or the Guarantors;
(3)	Liens on assets, property or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company or is merged with or into or consolidated with the Company or a Restricted Subsidiary of the Company; provided that such Liens (a) were in existence prior to the contemplation of such Person becoming a Restricted Subsidiary of the Company or such merger or consolidation and (b) do not extend to any assets other than those of the Person that becomes a Restricted Subsidiary of the Company or the surviving entity of any such merger or consolidation;

(4)	Liens on assets or on property (including Capital Stock) existing at the time of acquisition of the assets or property by the Company or any Subsidiary of the Company; provided that such Liens (a) were in existence prior to such acquisition and not incurred in contemplation of, such acquisition and (b) do not extend to any other assets of the Company or any of its Subsidiaries;
(5)	Liens, pledges or deposits to secure the performance of bids, trade contracts, leases, statutory obligations, insurance, judgments, surety or appeal bonds, workers’ compensation obligations, performance bonds, unemployment insurance obligations, social security obligations, or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);
(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the definition of “Permitted Debt” covering only the assets acquired with or financed by such Indebtedness; provided that individual financings of property or equipment provided by one lender may be cross collateralized to other financings of property or equipment provided by such lender;
(7)	Liens existing on the Issue Date;
(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;
(9)	Liens imposed by law, such as earners’, warehousemen’s, materialmen’s, landlord’s, workmen’s, repairmen’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;
(10)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;
(11)	Liens created for the benefit of (or to secure) the notes (or the Note Guarantees) and any notes (or Note Guarantees) issued in exchange therefor pursuant to the registration rights agreement;
(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that
(a)	the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and
(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount (or accreted amount, if applicable), or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;
(13)	Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;
(14)	filing of Uniform Commercial Code financing statements as a precautionary measure in connection with operating leases or consignment of goods;
(15)	bankers’ Liens, rights of set-off, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made to the extent required by GAAP;
(16)	Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(17)	Liens on specific items of inventory or other goods and the proceeds thereof (including documents, instruments, accounts, chattel paper, letter of credit rights, general intangibles, supporting obligations and claims under insurance policies relating thereto) of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;
(18)	leases, licenses, sub-leases or sub-licenses of assets (as lessor, lessee, licensor or licensee) in the ordinary course of business;
(19)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;
(20)	statutory, common law or contractual Liens of creditor depository institutions or institutions holding securities accounts (including the right of set-off or similar rights and remedies);
(21)	customary Liens granted in favor of a trustee to secure fees and other amounts owing to such trustee under an indenture or other agreement pursuant to which Indebtedness not prohibited by the indenture is issued including the indenture for the notes;
(22)	Liens permitted to be incurred pursuant to clause (12) of the definition of “Permitted Debt”; provided that such Liens extend solely to the property or assets (or income or profits therefrom) of such Subsidiary that is not a Guarantor;
(23)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods;
(24)	Liens securing Hedging Obligations entered into in the ordinary course of business and not for speculative purposes; provided that such Hedging Obligations are permitted to be incurred under the indenture;
(25)	Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets otherwise permitted under the indenture for so long as such agreements are in effect;
(26)	Liens securing Indebtedness or other Obligations of the Company or a Restricted Subsidiary of the Company owing to the Company or another Restricted Subsidiary of the Company permitted to be incurred in accordance with the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and Liens in favor of the Company or a Restricted Subsidiary;
(27)	leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;
(28)	deposits made in the ordinary course of business to secure liability to insurance earners;
(29)	Liens securing Indebtedness permitted to be incurred pursuant to the first paragraph of the covenant described under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that at the time of incurrence such Indebtedness does not exceed the maximum principal amount of Indebtedness that, as of such date, and after giving effect to the incurrence of such Indebtedness and the application of the proceeds therefrom on such date, would cause the Secured Leverage Ratio of the Company to exceed 4.0 to 1.0;
(30)	other Liens with respect to obligations that do not exceed the greater of (a) $25.0 million and (b) 2.0% of Total Assets at the time of incurrence, at any one time outstanding;
(31)	Liens incurred to secure any Treasury Management Arrangement incurred in the ordinary course of business;

(32)	Liens solely on any cash earnest money deposits made by the Company or any Restricted Subsidiary of the Company in connection with any letter of intent or purchase agreement permitted under the indenture;
(33)	Liens deemed to exist in connection with Investments in repurchase agreements permitted under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;
(34)	Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attached to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;
(35)	Liens of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection;
(36)	Liens arising on any real property as a result of eminent domain, condemnation or similar proceedings against such property;
(37)	Liens of sellers of goods to the Company or any of its Subsidiaries arising under Article 2 of the UCC in effect in the relevant jurisdiction in the ordinary course of business, covering only the goods sold and covering only the unpaid purchase price for such goods and related expenses;
(38)	Liens securing reimbursement obligations with respect to letters of credit incurred in the ordinary course of business; and
(39)	Liens securing Indebtedness incurred pursuant to clause (22) of the definition of “Permitted Debt,” provided that (i) such Lien granted is limited to the specific inventory acquired and (ii) the aggregate principal amount of Indebtedness initially secured by such Lien is not more than the acquisition cost of the inventory on which such Lien is granted.

For purposes of determining compliance with this definition, (a) Permitted Liens need not be incurred solely by reference to one category of Permitted Liens described above but are permitted to be incurred in part under any combination thereof and (b) in the event that a Lien (or any portion thereof) meets the criteria of one or more categories of Permitted Liens described above, the Company shall, in its sole discretion, classify (or later reclassify) such item of Permitted Liens (or any portion thereof) in any manner that complies with this definition and will only be required to include the amount and type of such item of Permitted Liens in one of the above clauses and such Lien will be treated as having been incurred pursuant to only one of such clauses.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) or, if greater, the committed amount of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums and defeasance costs, incurred in connection therewith);
(2)	(A) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged has a final maturity date earlier than the Stated Maturity of the notes, such Permitted Refinancing Indebtedness shall not have a Stated Maturity date earlier than the Stated Maturity of the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged or (B) if the Indebtedness being refunded, replaced or refinanced has a Stated Maturity after the Stated Maturity of the notes, such Permitted Refinancing Indebtedness shall not have a Stated Maturity earlier than 90 days after the Stated Maturity of any notes then outstanding;
(3)	such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity at the time it is incurred that is not less than the Weighted Average Life to Maturity of the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

provided, however, that Permitted Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary of the Company (other than a Guarantor) that refinances Indebtedness of the Company or a Guarantor or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution or winding up.

“Pro Forma Cost Savings” means, without duplication, with respect to any period, (1) the reductions in costs and other operating improvements or synergies that are implemented, committed to be implemented, the commencement of implementation of which has begun or are reasonably expected to be implemented in good faith with respect to a pro forma event within twelve months of the date of such pro forma event and that are supportable and quantifiable, as if all such reductions in costs and other operating improvements or synergies had been effected as of the beginning of such period, decreased by any non-one-time incremental expenses incurred or to be incurred during such four-quarter period in order to achieve such reduction in costs and (2) all adjustments used in connection with the calculation of “Pro forma adjusted EBITDA” as set forth in the footnotes under the captions “Summary — Summary Historical Condensed Consolidated Financial Data” and “Summary — Summary Unaudited Pro Forma Condensed Consolidated Financial Data” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four quarter period. Pro Forma Cost Savings described in the preceding sentence shall be accompanied by a certificate delivered to the trustee from the Company’s chief financial officer that outlines the specific actions taken or to be taken and the net cost reductions and other operating improvements or synergies expected to be achieved from each such action and certifies that the cost reductions and other operating improvements or synergies meet the criteria set forth in the preceding sentence.

“Qualifying Equity Interests” means Equity Interests of the Company other than Disqualified Stock. “Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Permitted Business and not classified as current assets under GAAP; provided, that assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary will not qualify as Related Business Assets if they consist of securities of a Person, unless upon receipt of such securities such Person becomes a Restricted Subsidiary of the Company.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group.

“Secured Indebtedness” means any Indebtedness for borrowed money secured by a Lien.

“Secured Leverage Ratio” means, with respect to any person, at any date the ratio of (a) the sum of the aggregate outstanding Secured Indebtedness of such person and its Restricted Subsidiaries (other than Secured Indebtedness of the type described in clause (6) of the definition of Indebtedness) as of such date of calculation (determined on a consolidated basis in accordance with GAAP) to (b) Consolidated EBITDA of such person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is incurred. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, defeases, redeems or otherwise discharges any Indebtedness subsequent to the commencement of the period for which the Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Leverage Ratio is made, then the Secured Leverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period. The Secured Leverage Ratio shall be calculated in a manner consistent with the definition of the “Fixed Charge Coverage Ratio,” including any pro forma calculations to EBITDA (including for acquisitions).

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and
(2)	any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries as set forth on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries.

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including deposit accounts, overdraft, credit or debit card, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services, cash pooling or netting or setting off arrangements and other cash management services.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to            , 2017; provided, however, that if the period from the redemption date to February 15, 2017 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of such Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;
(2)	except as permitted by the covenant described above under the caption “— Certain Covenants — Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable to the Company or such Restricted Subsidiary than those that might have been obtained at the time of any such agreement, contract, arrangement or understanding than those that could have been obtained from Persons who are not Affiliates of the Company;
(3)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and
(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

Any designation by the Board of Directors of the Company shall be evidenced to the trustee by filing with the trustee a certified copy of the resolutions of the Board of Directors of the Company giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing conditions.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by
(2)	the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” means any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” means, with respect to any Person, a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interest of which (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals or other third parties to the extent required by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary of certain U.S. federal income tax consequences of exchanging the old notes for the new notes pursuant to this exchange offer and of owning and disposing of the new notes is based upon applicable laws, regulations, rulings and decisions in effect as of the date of this exchange offer, all of which are subject to change (possibly with retroactive effect). This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to exchange the old notes for the new notes pursuant to this exchange offer and to own and dispose of the new notes and does not purport to deal with consequences applicable to all categories of investors, some of which may be subject to special rules. This discussion also does not address U.S. federal tax considerations other than income tax considerations (e.g., estate or gift tax considerations, U.S. state and local tax considerations, or tax consequences relating to any jurisdiction other than the United States). Prospective investors should consult their own tax advisors concerning the specific U.S. federal income tax consequences applicable to their particular circumstances of exchanging the old notes for the new notes pursuant to this exchange offer and of owning and disposing of the new notes as well as the tax consequences under the laws of their own country of citizenship, residence or domicile (if applicable).

This section describes certain U.S. federal income tax consequences of exchanging the old notes for the new notes pursuant to this exchange offer and of owning and disposing of the new notes. It applies to you only if you acquire the new notes in this exchange offer and you hold your new notes as capital assets for U.S. federal income tax purposes (generally, held for investment). This section does not apply to you if you are a member of certain classes of holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;
•	a bank, financial institution or insurance company;
•	a real estate investment trust, regulated investment company or grantor trust;
•	a tax-exempt organization;
•	a foreign or domestic partnership or other entity treated as a partnership for U.S. federal income tax purposes, or a partner or owner in such entity;
•	a “passive foreign investment company”;
•	a “controlled foreign corporation”;
•	a person subject to the alternative minimum tax;
•	an expatriate of the United States;
•	a person owning new notes that are a hedge or that are hedged against interest rate risks;
•	a person owning new notes as part of a straddle or conversion transaction for U.S. federal income tax purposes; or
•	a U.S. Holder, as defined below, whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing, temporary and proposed U.S. Treasury regulations promulgated under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. We are not seeking a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of the exchange of old notes for new notes or the ownership or disposition of the new notes. Accordingly, we cannot assure you that the IRS will not successfully challenge one or more of the conclusions stated herein.

Exchange Offer

Whether you are a U.S. Holder or a Non-U.S. Holder (each as defined below), exchanging an old note for a new note should not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, you should not recognize gain or loss upon receipt of a new note. Your holding period for a new note should include the holding period for the old note and your initial basis in the new note should be the same as your adjusted basis in the old note immediately before the exchange.

Possible Application of Rules Governing Contingent Payment Debt Instruments to the New Notes

In certain circumstances, we may be obligated to pay holders amounts in excess of the stated interest and principal payable on the new notes. For example, in the event of a Change of Control (as described above under “Description of the Notes — Repurchase at the Option of Holders — Change of Control”), we would generally be required to repurchase the new notes at 101% of their principal amount plus accrued and unpaid stated interest to the date of repurchase. The obligation to make such additional payments may implicate the provisions of U.S. Treasury regulations relating to “contingent payment debt instruments.” We intend to take the position that the likelihood that such additional payments will be made is remote and/or that such payments in the aggregate would be incidental, and therefore that the new notes are not subject to the rules governing contingent payment debt instruments. Assuming such position is respected, a holder would be required to include in income the amount of any such additional payments at the time such payments are received or accrued in accordance with such holder’s method of accounting for U.S. federal income tax purposes. Such position will be binding on a holder unless such holder explicitly discloses in a statement attached to such holder’s timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the new note that such holder’s determination is different. It is possible, however, that the IRS may take a contrary position from that described above, in which case the tax consequences to a holder could differ materially and adversely from those described below. For example, if the new notes were treated as contingent payment debt instruments, U.S. Holders might, among other things, be required to treat any gain recognized on the sale or other disposition of a new note as ordinary income rather than as capital gain, and to accrue interest income at a rate higher than the stated interest rate. The remainder of this discussion assumes that new notes will not be treated as contingent payment debt instruments.

U.S. Holders

This subsection describes the tax consequences to a U.S. Holder. You are a U.S. Holder if you are a beneficial owner of a new note and you are:

•	an individual who is a citizen or resident of the United States;
•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust, if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as such term is defined under the Code) have authority to control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and a valid election is in place under applicable U.S. Treasury regulations to treat the trust as a United States person.

If a holder is a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes), the tax treatment of each partner of the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partners and owners in a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) should consult their own tax advisors concerning the specific tax considerations relevant to their particular circumstances.

If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of Stated Interest

You generally will be taxed on stated interest on your new note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the New Notes

Your adjusted tax basis in your new note generally will be the same as your adjusted basis in the old note. Upon the sale, exchange, redemption, retirement or other taxable disposition of a new note, you will generally recognize taxable gain or loss equal to the difference between the amount you realize on the sale, redemption, retirement or other taxable disposition and your adjusted tax basis in the new note. For these purposes, the amount realized does not include any amount attributable to accrued but unpaid stated interest not previously included in income, which amounts are treated in the same way as stated interest as described above under “U.S. Holders — Taxation of Stated Interest.” Gain or loss on the sale, exchange, redemption, retirement or other taxable disposition by a U.S. Holder will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, redemption, retirement or other taxable disposition, the U.S. Holder has held the new note for more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally eligible for reduced tax rates. The deductibility of capital losses is subject to limitations under the Code.

Unearned Income Medicare Contribution

Certain non-corporate U.S. Holders are subject to a 3.8% tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally includes interest income realized on a new note and any gain recognized upon a disposition of a new note. U.S. Holders should consult their tax advisors regarding the applicability of this tax in respect of their new notes.

Non-U.S. Holders

This subsection describes certain material U.S. federal income tax consequences to a Non-U.S. Holder. You are a Non-U.S. Holder if you are a beneficial owner of a new note, you are an individual, corporation, trust or estate for U.S. federal income tax purposes and you are not a U.S. Holder.

If you are a U.S. Holder, this subsection does not apply to you.

Taxation of Stated Interest

Except to the extent that an applicable income tax treaty otherwise provides, you generally will be taxed in the same manner as a U.S. Holder with respect to interest if such interest income is effectively connected with your conduct of a trade or business in the United States. Effectively connected interest of a corporate Non-U.S. Holder may also, in some circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower income tax treaty rate). Even though such effectively connected interest may be subject to U.S. federal income tax, and may be subject to the branch profits tax, it is not subject to U.S. federal withholding tax (described below) if you deliver to us or our agent a properly executed IRS Form W-8ECI (or successor form).

Under U.S. federal income tax law, and subject to the discussion of backup withholding and FATCA below, if you are a Non-U.S. Holder of a new note and the interest income on the new note is not effectively connected with your conduct of a trade or business in the United States, you generally will not be subject to U.S. federal withholding tax at a 30% rate (or, if applicable, a lower income tax treaty rate) if:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;
•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	we or our agent does not have actual knowledge or reason to know that you are a United States person and you have furnished to us or our agent the applicable IRS Form W-8 (or successor form) upon which you certify, under penalties of perjury, that you are a not a United States person; and
•	you are not a bank (or an entity affiliated with a bank) extending credit pursuant to a loan agreement entered into in the ordinary course of your trade or business (within the meaning of Section 881(c)(3)(A) of the Code).

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless and subject to the discussion of FATCA below you provide us with a properly executed:

•	IRS Form W-8BEN (in the case of individual holders) or IRS Form W-8BEN-E (in the case of all other holders), or successor forms, claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or
•	IRS Form W-8ECI (or successor form) stating that interest paid on the new notes is not subject to U.S. federal withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the New Notes

Subject to the discussion of FATCA below, if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a new note (other than any amount attributable to accrued but unpaid interest, which will be taxed in the same way as stated interest as described above under “Non-U.S. Holders — Taxation of Stated Interest”) unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or, to the extent an applicable income tax treaty so requires, is attributable to a permanent establishment in the United States, in which case you generally will be subject to U.S. federal income tax on such gain in the same manner as a U.S. Holder, and if you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% (or, if applicable, a lower income tax treaty rate); or
•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist, in which case you will be subject to a flat 30% U.S. federal income tax on any gain recognized (except to the extent otherwise provided by an applicable income tax treaty), which may be offset by certain U.S. source capital losses.

Backup Withholding and Information Reporting

U.S. Holders

Information reporting on IRS Form 1099 will apply to payments of interest on, or the proceeds of the sale or other disposition of, the new notes with respect to certain non-corporate U.S. Holders, and backup withholding on these payments may apply unless the recipient of such payments has supplied a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise established an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

Backup withholding and information reporting on IRS Form 1099 will not apply to payments of interest to a Non-U.S. Holder provided that you (A) are the beneficial owner of the new notes and you certify to the applicable payor or its agent, under penalties of perjury, that you are not a United States person and provide a duly executed IRS Form W-8BEN (in the case of individual holders) or IRS Form W-8BEN-E (in the case of all other holders), or a suitable substitute form, (B) are a securities clearing organization, bank or other financial institution, that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and that certifies under penalties of perjury that such an IRS Form W-8 (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof, or (C) establish that you are otherwise exempt from backup withholding and information reporting (provided that the applicable withholding agent does not have actual knowledge or reason to know that you are a United States person or that the conditions of any exemptions are not in fact satisfied). Interest payments on a new note made to a Non-U.S. Holder generally will, however, be reported to the IRS and to such Non-U.S. Holder on IRS Form 1042-S.

Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of the new notes effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of the new notes effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) is a foreign partnership that, at any time during its taxable year is 50% or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of the new notes by a U.S. office of a broker will be subject to both backup withholding and information reporting unless the Non-U.S. Holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

FATCA

Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) generally impose withholding of 30% on certain payments to certain foreign entities (including financial intermediaries), unless various U.S. information reporting, diligence requirements (that are in addition to, and potentially significantly more onerous than, the requirement to deliver an IRS Form W-8, as described above) and certain other requirements have been satisfied. FATCA withholding generally applies to payments of U.S. source interest, and, after December 31, 2016, will apply to payments of gross proceeds (including principal payments) from the sale or other disposition of debt securities that can produce U.S.-source interest. However, under a grandfathering rule, no withholding under FATCA is required on payments made in respect of the notes that are properly treated as debt for U.S. federal income tax purposes outstanding on July 1, 2014, unless such notes are materially modified after such date. We do not expect that the exchange offer will result in the notes being treated as materially modified within the meaning of the applicable U.S. Treasury regulations. Accordingly, although the matter is not entirely free from doubt, it is our expectation that the notes should continue to be treated as grandfathered obligations for FATCA purposes. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation for their investment in the new notes.

PLAN OF DISTRIBUTION

Under existing SEC interpretations, we expect that the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents that it is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the new notes and that it is not an affiliate of ours as such terms are interpreted by the SEC; provided that broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such new notes as discussed below. While the SEC has not taken a position with respect to this particular transaction, under existing SEC interpretations relating to transactions structured substantially like this exchange offer, participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes (other than a resale of an unsold allotment of the old notes) with the prospectus contained in the exchange offer registration statement.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities.

We will not receive any proceeds from the exchange offer or from any sale of new notes by brokers-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells the new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with regard to the validity of the new notes and the new note guarantees will be passed upon for us and the guarantors by Dechert LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule of BioScrip, Inc. as of December 31, 2014, and for the year ended December 31, 2014, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2014, expresses an opinion that BioScrip, Inc. did not maintain effective internal control over financial reporting as of December 31, 2014 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states material weaknesses related to the establishment of accounts receivable related reserves and the timely recognition of bad debt expense, significant and unusual transactions, and general information technology controls have been identified and included in management’s assessment.

The consolidated financial statements of BioScrip, Inc. at December 31, 2013, and for each of the two years in the period ended December 31, 2013, incorporated by reference in this prospectus from the Annual Report on Form 10-K for the year ended December 31, 2014, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are currently subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information is available for inspection and copying at the SEC’s Public Reference Room at 100 F Street, NE., Washington, DC 20549, or may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. In addition, our website address is www.bioscrip.com and can be used to access free of charge, through the investor relations section, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC and all such reports of ours going forward. The information on our website is not incorporated as a part of this prospectus.

In order to obtain timely delivery, you must request such documents no later than five business days before the expiration date. The expiration date is June 9, 2015.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are filing with the SEC a registration statement on Form S-4 relating to the new notes. This prospectus is a part of the registration statement, but the registration statement includes additional information and also attaches exhibits that are referenced in this prospectus. In addition, as allowed by the SEC’s rules, this prospectus incorporates by reference important business and financial information about us that is not included or delivered with this prospectus.

We incorporate by reference the documents listed below (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable Commission rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 2, 2015, as amended by our Annual Report on Form 10-K/A, filed with the SEC on March 9, 2015, including portions of our 2015 Proxy Statement to the extent specifically incorporated by reference therein; and
•	Our Current Reports on Form 8-K and 8-K/A, filed with the SEC on February 4, 2015, February 9, 2015, March 2, 2015, March 10, 2015, March 24, 2015, April 28, 2015 and May 1, 2015.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the end of the offering pursuant to this prospectus shall also be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any document or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K. Any such information incorporated by reference would be an important part of this prospectus. Information in this prospectus supersedes information that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this prospectus. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request copies of our filings with the SEC and forms of documents pertaining to the securities offered hereby referred to in this prospectus without charge, from our website at www.bioscrip.com or by requesting them in writing or by telephone at:

BioScrip, Inc.

Attention: Corporate Secretary
100 Clearbrook Road
Elmsford, New York 10523
(914) 460-1600

In order to obtain timely delivery of such documents, holders of old notes must request this information no later than five business days prior to the expiration date of the exchange offer for the old notes.

BIOSCRIP, INC.

OFFER TO EXCHANGE

$200.0 million aggregate principal amount of 8.875% Senior Notes due 2021 and related guarantees for all outstanding 8.875% Senior Notes due 2021 issued on February 11, 2014

Prospectus

May 7, 2015

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See “Plan of Distribution.”